SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 28, 2008

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Chief Financial Officer

LOAN AND SECURITY AGREEMENT

Dated March 28, 2008

$200,000,000.00

______________________________________________________________________________

______________________________________________________________________________

INTERTAPE POLYMER CORP.,

IPG (US) HOLDINGS INC. and

IPG (US) INC.

as U.S. Borrowers

INTERTAPE POLYMER INC.

as Canadian Borrower

and certain Subsidiaries of U.S. Borrowers and Canadian Borrower party hereto from time to time as Guarantors

______________________________________________________________________________

______________________________________________________________________________

CERTAIN FINANCIAL INSTITUTIONS,

as Lenders

BANK OF AMERICA, N.A.,

as Agent

JPMORGAN CHASE BANK, N.A. and

WACHOVIA BANK, NATIONAL ASSOCIATION,

as Co-Documentation Agents

and

BANC OF AMERICA SECURITIES LLC,

as Sole Lead Arranger and Book Manager

2

TABLE OF CONTENTS

Page

SECTION  1.

DEFINITIONS; RULES OF CONSTRUCTION

1

1.1

Definitions

1

1.2

Accounting Terms

39

1.3

Uniform Commercial Code

39

1.4

Certain Matters of Construction

39

1.5

Interpretation (Quebec)

39

SECTION  2.

CREDIT FACILITIES

40

2.1

Revolver Commitment.

40

2.2

Reserved.

43

2.3

Letter of Credit Facility.

43

SECTION  3.

INTEREST, FEES AND CHARGES

46

3.1

Interest.

46

3.2

Fees.

48

3.3

Computation of Interest, Fees, Yield Protection

48

3.4

Reimbursement Obligations

49

3.5

Illegality

49

3.6

Inability to Determine Rates

49

3.7

Increased Costs; Capital Adequacy.

50

3.8

Mitigation

51

3.9

Funding Losses

51

3.10

Maximum Interest

51

SECTION  4.

LOAN ADMINISTRATION

52

4.1

Manner of Borrowing and Funding Revolver Loans.

52

4.2

Defaulting Lender

54

4.3

Number and Amount of Interest Period Loans; Determination of Rate

54

4.4

Borrower Agent

54

4.5

One Obligation

55

4.6

Effect of Termination

55

SECTION  5.

PAYMENTS

55

5.1

General Payment Provisions

55

5.2

Repayment of Revolver Loans

55

5.3

Reserved.

56

5.4

Payment of Other Obligations

56

5.5

Marshaling; Payments Set Aside

56

5.6

Post-Default Allocation of Payments.

56

5.7

Application of Payments

57

5.8

Loan Account; Account Stated.

57

5.9

Taxes.

57

5.10

Foreign Lenders

58

5.11

Nature and Extent of Each U.S. Borrower's Liability:

59

5.12

Currency Matters

61

5.13

Currency Fluctuations

61

SECTION  6.

CONDITIONS PRECEDENT

62

6.1

Conditions Precedent to Initial Loans

62

6.2

Conditions Precedent to All Credit Extensions

63

6.3

Limited Waiver of Conditions Precedent

64

SECTION  7.

COLLATERAL

64

7.1

Grant of Security Interest

64

7.2

Lien on Deposit Accounts; Cash Collateral.

65

7.3

Real Estate.

65

7.4

Other Collateral.

66

7.5

No Assumption of Liability

67

7.6

Further Assurances

67

7.7

Foreign Subsidiary Stock

67

SECTION  8.

COLLATERAL ADMINISTRATION

67

8.1

Borrowing Base Certificates

67

8.2

Administration of Accounts

67

8.3

Administration of Inventory.

68

8.4

Administration of Equipment.

69

8.5

Administration of Deposit Accounts

70

8.6

General Provisions.

70

8.7

Power of Attorney

71

SECTION  9.

REPRESENTATIONS AND WARRANTIES

72

9.1

General Representations and Warranties

72

9.2

Complete Disclosure

76

SECTION  10.

COVENANTS AND CONTINUING AGREEMENTS

76

10.1

Affirmative Covenants

76

10.2

Negative Covenants

80

10.3

Financial Covenants

84

SECTION  11.

EVENTS OF DEFAULT; REMEDIES ON DEFAULT

84

11.1

Events of Default

84

11.2

Remedies upon Default

86

11.3

License

86

11.4

Setoff

87

11.5

Remedies Cumulative; No Waiver.

87

11.6

Judgment Currency

87

SECTION  12.

AGENT

88

12.1

Appointment, Authority and Duties of Agent.

88

12.2

Agreements Regarding Collateral and Field Examination Reports.

89

12.3

Reliance By Agent

90

12.4

Action Upon Default

90

12.5

Ratable Sharing

90

12.6

Indemnification of Agent Indemnitees

91

12.7

Limitation on Responsibilities of Agent

91

12.8

Successor Agent and Co-Agents.

91

12.9

Due Diligence and Non-Reliance

92

12.10

Replacement of Certain Lenders

92

12.11

Remittance of Payments and Collections.

92

12.12

Agent in its Individual Capacity

93

12.13

Agent Titles

93

12.14

No Third Party Beneficiaries

93

SECTION  13.

BENEFIT OF AGREEMENT; ASSIGNMENTS AND PARTICIPATIONS

93

13.1

Successors and Assigns

93

13.2

Participations.

94

13.3

Assignments.

94

SECTION  14.

MISCELLANEOUS

95

14.1

Consents, Amendments and Waivers.

95

14.2

Indemnity

96

14.3

Notices and Communications.

96

14.4

Performance of Borrowers' Obligations

96

iv

14.5

Credit Inquiries

97

14.6

Severability

97

14.7

Cumulative Effect; Conflict of Terms

97

14.8

Counterparts

97

14.9

Entire Agreement

97

14.10

Relationship with Lenders

97

14.11

Lender Loss Sharing Agreement

97

14.12

No Advisory or Fiduciary Responsibility

99

14.13

Confidentiality

100

14.14

Certifications Regarding Indentures

100

14.15

GOVERNING LAW

100

14.16

Consent to Forum

101

14.17

Waivers by Obligors

101

14.18

Patriot Act Notice

101

v

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT is dated March 28, 2008, among INTERTAPE POLYMER CORP., a Delaware corporation ("Intertape Polymer Corp."), IPG (US) HOLDINGS INC.  a Delaware corporation ("IPG (US) Holdings"), and IPG (US) INC., a Delaware corporation ("IPG (US) Inc."), and together with Intertape Polymer Corp. and IPG (US) Holdings, collectively, "U.S. Borrowers" and each a "U.S. Borrower"), INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act ("Canadian Borrower") and the Guarantors party hereto from time to time, the financial institutions party to this Agreement from time to time as lenders (collectively, "Lenders"), JPMORGAN CHASE BANK, N.A., a national banking association and WACHOVIA BANK, NATIONAL ASSOCIATION, a national banking association, as co-documentation agents (collectively, the "Co-Documentation Agents") and BANK OF AMERICA, N.A., a national banking association, in its capacity as collateral agent and administrative agent (together with its successors in such capacity, "Agent").

R E C I T A L S:

Borrowers have requested that Lenders provide a credit facility to Borrowers to finance their mutual and collective business enterprise.  Lenders are willing to provide the credit facility on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for valuable consideration hereby acknowledged, the parties agree as follows:

SECTION  1.

DEFINITIONS; RULES OF CONSTRUCTION

1.1

Definitions

.  As used herein, the following terms have the meanings set forth below:

Acceptable BOL:  with respect to In-Transit Inventory, a tangible, negotiable bill of lading that (i) is issued either by a common carrier which is not an Affiliate of the applicable vendor or a Borrower and which is in actual possession of such Inventory or by an Eligible NVOCC, (ii) covers only such In-Transit Inventory, (iii) is issued to the order of a Borrower or, if so requested by Agent in its discretion, to the order of Agent, (iv) names Agent as a notify party and bears a conspicuous notation on its face of Agent's security interest therein (unless such bill of lading is issued to the order of Agent), (v) is subject to Agent's duly perfected, first priority security interest and no other Lien that is not a Permitted Lien, and (vi) is otherwise in form and content acceptable to Agent.

Account:  as defined in the UCC (or, with respect to any Accounts of a Canadian Obligor, as defined in the PPSA), including all rights to payment for goods sold or leased, or for services rendered.

Account Debtor:  a Person who is obligated under an Account, Chattel Paper or General Intangible.

Accounts Formula Amount:  on any date of determination, 85% of the Value of Eligible Accounts on such date of determination.

Advisory Services Payments:  the performance fees to be paid to Mel Yull, Andrew Archibald and Eric Baker pursuant to advisory services agreements between certain Obligors and Sammana Group, Inc., Archibald Global Enterprises, Inc. and Altacap Inc., each as amended or replaced from time to time, to the extent paid in cash, and which, as of the Closing Date, are payable on or about July 1, 2010 based upon the then-current market price of Parent's common stock on the Toronto Stock Exchange.

Affiliate:  with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.  "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  "Controlling" and "Controlled" have correlative meanings.

Agent:  Bank of America in its capacity as administrative agent for Lenders, and in its capacity as collateral agent for the Secured Parties under the Security Documents to which it is a party, together with any successor in that capacity appointed pursuant to Section 12.8.

Agent Indemnitees:  Agent, Co-Documentation Agents and their respective officers, directors, employees, Affiliates, agents and attorneys.

Agent Professionals:  attorneys, accountants, appraisers, auditors, business valuation experts, environmental engineers or consultants, turnaround consultants, and other professionals and experts retained by Agent.

Allocable Amount:  as defined in Section 5.11.3.

Anti-Terrorism Laws:  any laws relating to terrorism or money laundering, including the PATRIOT Act and the Proceeds of Crime Act.

Applicable Law:  all laws, rules, regulations and governmental guidelines applicable to the Person, conduct, transaction, agreement or matter in question, including all applicable statutory law, common law and equitable principles, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities.

Applicable Lenders:  with respect to a Borrower Group, the Lenders having Borrower Group Commitments to Borrowers within such Borrower Group.

Applicable Margin:  with respect to U.S. Base Rate Loans, Canadian Base Rate Loans, LIBOR Loans, Canadian BA Rate Loans, Canadian Prime Rate Loans and all other Obligations, the rates set forth below based upon the calculation of Average Availability for the period described below:

[Remainder of page intentionally left blank]

Level:	If Average Availability is:	Then the applicable margin for LIBOR LOANS and CANADIAN BA RATE LOANS will be:	then the applicable margin for U.S. BASE RATE LOANS, CANADIAN BASE RATE LOANS and CANADIAN PRIME RATE LOANS will be:
I	Less than or equal to $20 million	2.25%	0.75%
II	Greater than $20 million but less than or equal to $50 million	2.00%	0.50%
III	Greater than $50 million but less than or equal to $100 million	1.75%	0.25%
IV	Greater than $100 million	1.50%	0%

Until September 30, 2008, the Applicable Margin set forth in Level III above shall apply.  Thereafter, the Applicable Margin shall be adjusted (whether upward or downward) quarterly, on the third Business Day of each Fiscal Quarter, commencing on October 3, 2008 based upon Average Availability for the immediately preceding Fiscal Quarter.  If any Event of Default exists at the time any reduction in the Applicable Margins is to be implemented, no reduction may occur until the fifth Business Day after the date on which such Event of Default is waived in writing by Agent.

If Agent is unable to determine Average Availability due to Borrowers' failure to deliver an updated Borrowing Base Certificate as required by this Agreement, then Agent may elect to have the Applicable Margin determined based upon Level I of the above grid or may elect to assess the Default Rate.

Applicable Period:  as defined in Section 3.1.1(e).

Applicable Swingline Lenders:  Bank of America with respect to Swingline Loans made to U.S. Borrowers, and Bank of America, N.A. (acting through its Canada branch) with respect to Swingline Loans made to Canadian Borrower.

Applicable Unused Line Fee Margin:  with respect to any period, (a) 0.25%, if the average daily outstanding principal amount of Revolver Loans and the average daily undrawn face amount of outstanding Letters of Credit during such period is equal to or greater than 50% of the amount of the Commitments or (b) 0.375%, otherwise.

Approved Fund:  any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in its ordinary course of activities, and is administered or managed by a Lender, an entity that administers or manages a Lender, or an Affiliate of either.

Asset Disposition:  a sale, lease, license, consignment, transfer or other disposition of Property of an Obligor, including a disposition of Property in connection with a sale-leaseback transaction or synthetic lease.

Assignment and Acceptance:  an assignment agreement between a Lender and Eligible Assignee, in the form of Exhibit B.

Availability:  as of any date of determination, the Borrowing Base on such date of determination minus the principal balance of all U.S. Revolver Loans on such date of determination minus the principal balance of all Canadian Revolver Loans on such date of determination.

Availability Reserve:  the sum (without duplication) of (a) the Inventory Reserve; (b) the Rent and Charges Reserve; (c) the LC Reserve; (d) the Bank Product Reserve; (e) the Dilution Reserve; (f) all accrued Royalties, whether or not then due and payable by a Borrower or a Canadian Obligor; (g) the aggregate amount of liabilities secured by Liens upon Collateral that are senior to Agent's Liens (but imposition of any such reserve shall not waive an Event of Default arising therefrom); (h) the Canadian Priority Payables Reserve; (i)  the Specified Reserve; (j) a reserve for freight and duty costs in connection with Eligible In-Transit Inventory; and (k) such additional reserves, in such amounts and with respect to such matters, as Agent in its Credit Judgment may elect to impose from time to time.

Average Availability:  for any period, an amount equal to the sum of the actual amount of Availability on each calendar day during such period, as determined by Agent, divided by the number of calendar days in such period.

Bank of America:  Bank of America, N.A., a national banking association, and its successors and assigns.

Bank of America Indemnitees:  Bank of America and its officers, directors, employees, Affiliates, agents and attorneys.

Bank Product:  any of the following products, services or facilities extended to any Obligor or Subsidiary by Bank of America or any of its Affiliates or by any Lender or any of its Affiliates: (a) Cash Management Services; (b) products under Hedging Agreements; (c) commercial credit card and merchant card services; and (d) leases and other banking products or services as may be requested by any Obligor or Subsidiary, other than Letters of Credit; provided, however, that for any of the foregoing to be included as an "Obligation" for purposes of a distribution under Section 5.6.1, the applicable Secured Party and Borrower Agent or the applicable Obligor must have previously provided written notice to Agent of (i) the existence of such Bank Product, (ii) the maximum dollar amount of obligations arising thereunder to be included (if any), as determined by Agent in its reasonable discretion, as a Bank Product Reserve ("Bank Product Amount"), and (iii) the methodology to be used by such parties in determining the Bank Product Debt owing from time to time; provided, however, that no such notice from any Obligor shall be required with respect to any Bank Products provided by Bank of America or its affiliates.  The Bank Product Amount may be changed from time to time by Agent (with respect to Bank Products provided by Bank of America or its Affiliates) or upon written notice to Agent by any other Secured Party and Obligor (with respect to Bank Products provided by such Secured Party).  No additional Bank Product Amount may be established or increased at any time that a Default or Event of Default exists, or if a reserve in such amount would cause an Overadvance.

Bank Product Amount:  as defined in the definition of Bank Product.

Bank Product Debt:  Debt and other obligations of an Obligor relating to Bank Products.

Bank Product Reserve:  the aggregate amount of reserves established by Agent from time to time in its reasonable discretion in respect of Bank Product Debt.  In no event shall Agent have any obligation to establish any Bank Product Reserve.

Bankruptcy Code:  Title 11 of the United States Code.

Board of Governors:  the Board of Governors of the Federal Reserve System.

Borrowed Money:  with respect to any Obligor, without duplication, its (a) Debt that (i) arises from the lending of money by any Person to such Obligor, (ii) is evidenced by notes, drafts, bonds, debentures, credit documents or similar instruments, (iii) accrues interest or is a type upon which interest charges are customarily paid (excluding trade payables owing in the Ordinary Course of Business), or (iv) was issued or assumed as full or partial payment for Property; (b) Capital Leases; (c) reimbursement obligations with respect to letters of credit; and (d) guaranties of any Debt of the foregoing types owing by another Person.

Borrower Agent:  as defined in Section 4.4.

Borrower Group:  a group consisting of (i) U.S. Borrowers and each other U.S. Obligor; or (ii) Canadian Borrower and each other Canadian Obligor.

Borrower Group Commitment:  with respect to the commitment of a U.S. Lender, its U.S. Revolver Commitment and, with respect to a Canadian Lender, its Canadian Revolver Commitment; and the term "Borrower Group Commitments" means, collectively, the Borrower Group Commitments of U.S. Lenders and the Borrower Group Commitments of Canadian Lenders.

Borrower Group Obligations:  with respect to any Obligor, the portion of the Obligations owed by such Obligor and such Obligor's Borrower Group.

Borrowers:  U.S. Borrowers and Canadian Borrower.

Borrowing:  a group of Loans of one Type that are made on the same day or are converted into Loans of one Type on the same day.

Borrowing Base:  on any date of determination, an amount equal to the lesser of (a) the amount permitted under Section 4.09(b)(1) of the Indenture and (b) the sum of:

(i)

the Accounts Formula Amount on such date of determination, plus

(ii)

the Equipment Formula Amount on such date of determination minus the Equipment Amortization Amount, plus

(iii)

the Inventory Formula Amount on such date of determination, plus

(iv)

subject to the proviso set forth in the definition of Post-Closing Equipment Formula Amount, the Post-Closing Equipment Formula Amount on such date of determination minus the Post-Closing Equipment Amortization Amount, minus,

(v)

the Availability Reserve on such date of determination.

If any amount in this definition is stated in a currency other than Dollars on any date, then such amount on such date shall be equal to the Dollar Equivalent of such amount in such other currency.

Borrowing Base Certificate:  a certificate, in form and substance satisfactory to Agent, by which Borrowers and Canadian Guarantors certify calculation of the Borrowing Base.

Business Day:  any day excluding Saturday, Sunday and any other day that is a legal holiday under the laws of the State of North Carolina or the State of New York or is a day on which banking institutions located in such state are closed; and when used with reference to (i) a LIBOR Loan, the term shall also exclude any day on which banks are not open for the transaction of banking business in London, United Kingdom and (ii) a Canadian Revolver Loan, shall also exclude a day on which banks in Toronto, Ontario, Canada are not open for the transaction of banking business.

Canadian Availability:  on any date of determination, the remainder of (a) the lesser of (i) the Canadian Revolver Commitments on such date of determination and (ii) the Borrowing Base on such date of determination minus the principal balance of all U.S. Revolver Loans on such date of determination, minus (b) the principal balance of all Canadian Revolver Loans on such date of determination.

Canadian BA Rate:  with respect to each Interest Period for a Canadian BA Rate Loan, the rate of interest per annum equal to the average rate applicable to Canadian Dollar Bankers' Acceptances having an identical or comparable term as the proposed Canadian BA Rate Loan displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m.  Toronto time on such day (or, if such day is not a Business Day, as of 10:00 a.m.  Toronto time on the immediately preceding Business Day), plus five (5) basis points, provided that if such rate does not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m.  Eastern time on such day at which a Canadian chartered bank listed on Schedule 1 of the Bank Act (Canada) as selected by Agent is then offering to purchase Canadian Dollar Bankers' Acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term), plus five (5) basis points.

Canadian BA Rate Loan:  a Canadian Revolver Loan, or portion thereof, funded in Canadian Dollars and bearing interest calculated by reference to the Canadian BA Rate.

Canadian Base Rate:  means, for any day, the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. (acting through its Canada branch) in Toronto, Ontario as its "base rate" (the "base rate" being a rate set by Bank of America (acting through its Canada branch) based on various factors including costs and desired return of the Bank of America, N.A. (acting through its Canada branch), general economic conditions and other factors, and used as a reference point for pricing loans in Dollars made at its "base rate", which may be priced at, above or below such announced rate.)  Any change in the "base rate" announced by Bank of America, N.A. (acting through its Canada branch) shall take effect at the opening of business on the day specified in the public announcement of such change.  Each interest rate based upon the Canadian Base Rate shall be adjusted simultaneously with any change in the "base rate".  In the event that Bank of America, N.A. (acting through its Canada branch) (including any successor or assignee) does not at any time publicly announce a "base rate", then "Canadian Base Rate" shall mean the "base rate" publicly announced by a Schedule 1 chartered bank in Canada selected by Agent.

Canadian Base Rate Loan:  a Canadian Revolver Loan, or portion thereof, funded in Dollars and bearing interest calculated by reference to the Canadian Base Rate.

Canadian Benefit Plans:  all employee benefit plans, programs or arrangements of any nature or kind whatsoever that are not Canadian Pension Plans and are maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Obligor or its Subsidiaries in respect of their employees or former employees in Canada.

Canadian Borrower:  as defined in the preamble hereto.

Canadian Dollar Equivalent:  on any date of determination, with respect to an amount denominated in Canadian Dollars, such amount of Canadian Dollars, and with respect to an amount denominated in a currency other than Canadian Dollars, the amount of Canadian Dollars (as conclusively ascertained by Agent absent manifest error) which could be purchased by Agent with that amount of such other currency at the spot rate of exchange quoted by Agent in the applicable foreign exchange market on the date of determination for the purchase of Canadian Dollars with such currency.

Canadian Dollars or Cdn$:  the lawful currency of Canada.

Canadian Guarantor:  Intertape Polymer Group Inc. and each Canadian Subsidiary of Canadian Borrower or Intertape Polymer Group Inc. that executes a Guaranty or Guaranties of the Obligations.

Canadian Guaranty:  each guaranty agreement at any time executed by a Canadian Guarantor in favor of Agent guaranteeing all or any portion of the Obligations.

Canadian Lenders:  Bank of America, N.A. (acting through its Canada branch) and each other Lender that has issued a Canadian Revolver Commitment.

Canadian Obligations:  on any date, the portion of the Obligations outstanding that are owing by Canadian Borrower or any other Canadian Obligor.

Canadian Obligor:  Canadian Borrower or a Canadian Guarantor.

Canadian Pension Plan:  a plan, program or arrangement which is required to be registered as a pension plan under any applicable pension benefits standards or statute or tax statute or regulation in Canada maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Obligor in respect of its Canadian employees or former employees.

Canadian Prime Rate:  on any date, the per annum rate of interest so designated from time to time by Bank of America (acting through its Canada branch) as its "prime rate" for commercial loans made by it in Canada in Canadian Dollars, such rate being a reference rate and not necessarily representing the lowest or best rate being charged to any customer.  Any change in such rate announced by Bank of America (acting through its Canada branch) shall take effect at the opening of business on the day specified in the public announcement thereof.

Canadian Prime Rate Loan:  a Canadian Revolver Loan, or portion thereof, funded in Canadian Dollars and bearing interest calculated by reference to the Canadian Prime Rate.

Canadian Priority Payables Reserve:  on any date of determination for Canadian Obligors, a reserve established from time to time by Agent in its discretion in such amount as Agent may determine reflects the unpaid (when due) or un-remitted (when due) payroll tax deductions, unpaid (when due) pension plan contributions, employment insurance premiums, amounts deducted for vacation pay, workers' compensation and other unpaid (when due) or unremitted (when due) amounts by any Canadian Obligor which would give rise to a Lien with priority under Applicable Law over the Lien of Agent for the benefit of the Secured Parties.

Canadian Revolver Commitment:  for any Canadian Lender, its obligation to make Canadian Revolver Loans up to the maximum principal amount shown on Schedule 1.1, or as hereafter determined pursuant to each Assignment and Acceptance to which it is a party, as such Canadian Revolver Commitment may be adjusted from time to time in accordance with the provisions of Sections 2.1.6, 2.1.9 or 11.2.  "Canadian Revolver Commitments" means the aggregate amount of such commitments of all Canadian Lenders; provided, that in no event shall the aggregate amount of such Canadian Revolver Commitments exceed $15,000,000.

Canadian Revolver Exposure:  on any date, an amount equal to the sum of the Dollar Equivalent of the Canadian Revolver Loans outstanding on such date.

Canadian Revolver Loan:  a Revolver Loan made by Canadian Lenders to Canadian Borrower pursuant to Section 2.1.2, which Revolver Loan shall, if denominated in Canadian Dollars, be either a Canadian BA Rate Loan or a Canadian Prime Rate Loan and, if denominated in Dollars, shall be either a Canadian Base Rate Loan or a LIBOR Loan, in each case as selected by Canadian Borrower.

Canadian Revolver Note:  the promissory notes to be executed by Canadian Borrower on or about the Closing Date in favor of each Canadian Lender to evidence the Canadian Revolver Loans funded from time to time by such Canadian Lender (other than Swingline Loans), which shall be in the form of Exhibit A-1 to this Agreement, together with any replacement or successor notes therefor.

Canadian Security Agreement:  each general security agreement and each Deed of Movable Hypothec among any Canadian Obligor and Agent.

Canadian Subsidiary:  a Subsidiary of an Obligor organized under the laws of Canada or any province or territory thereof.

Capital Expenditures:  all liabilities incurred, expenditures made or payments due (whether or not made) by an Obligor or Subsidiary for the acquisition of any fixed assets, or any improvements, replacements, substitutions or additions thereto with a useful life of more than one year.

Capital Lease:  any lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

Cash Collateral:  cash, and any interest or other income earned thereon, that is delivered to Agent in accordance with this Agreement by a Borrower Group to Cash Collateralize any Obligations.

Cash Collateral Account:  a demand deposit, money market or other account established by Agent at Bank of America or such other financial institution as Agent may select in its reasonable discretion, which account shall be subject to Agent's Liens for the benefit of Secured Parties.

Cash Collateralize:  the delivery of cash to Agent, as security for the payment of Obligations, in an amount equal to (a) with respect to LC Obligations, 105% of the aggregate LC Obligations, and (b) with respect to any inchoate, contingent or other Obligations (including Obligations arising under Bank Products), Agent's good faith estimate of the amount due or to become due, including all fees and other amounts relating to such Obligations.  "Cash Collateralization" has a correlative meaning.

Cash Equivalents:  (a) marketable obligations issued or unconditionally guaranteed by, and backed by the full faith and credit of, the United States or Canadian government, maturing within 12 months of the date of acquisition; (b) certificates of deposit, time deposits and bankers' acceptances maturing within 12 months of the date of acquisition, and overnight bank deposits, in each case which are issued by a commercial bank organized under the laws of the United States, Canada or any state or district of the United States or province or territory of Canada, rated A-1 (or better) by S&P or P-1 (or better) by Moody's at the time of acquisition, and (unless issued by a Lender) not subject to offset rights; (c) repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b) entered into with any bank meeting the qualifications specified in clause (b); (d) commercial paper rated A-1 (or better) by S&P or P-1 (or better) by Moody's, and maturing within nine months of the date of acquisition; and (e) shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above, has net assets of at least $500,000,000 and has the highest rating obtainable from either Moody's or S&P.

Cash Management Services:  any services provided from time to time by Bank of America or any of its Affiliates or any Lender or any of its Affiliates to any Borrower or Subsidiary in connection with operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository,  information reporting, lockbox and  stop payment services.

CERCLA:  the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C.  § 9601 et seq.).

Change in Law:  the occurrence, after the date hereof, of (a) the adoption or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority; or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.

Change of Control:  the occurrence of any of the following events:

(i)

any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Equity Interests of Parent (for the purpose of this clause (i), a Person shall be deemed to beneficially own the Equity Interests of a company that is beneficially owned (as defined above) by another company (a "parent company") if such Person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Equity Interests of such parent company);

(ii)

during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the applicable shareholders was approved or ratified by a vote of more than 50% of the Board of Directors of Parent, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or ratified) cease for any reason to constitute a majority of such Board of Directors then in office;

(iii)

the adoption of a plan relating to the liquidation or dissolution of Parent; or;

(iv)

the arrangement, merger, consolidation or amalgamation of any Obligor with or into another Person (other than another Obligor) or the merger of another Person that is not an Obligor with or into an Obligor, or the sale of all or substantially all the assets of Parent and its Subsidiaries, taken as a whole, to another Person and, in the case of any such arrangement, merger, consolidation or amalgamation, the securities of the entity to be merged, that are outstanding immediately prior to such transaction and that represent 100% of the aggregate voting power of the Equity Interests of such entity, are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction at least a majority of the aggregate voting power of the Equity Interests of the surviving corporation.

Chattel Paper:  as defined in the UCC (or, with respect to any Chattel Paper of a Canadian Obligor, as defined in the PPSA).

Claims:  all liabilities, obligations, losses, damages, penalties, judgments, proceedings, interest, costs and expenses of any kind (including remedial response costs, reasonable attorneys' fees and Extraordinary Expenses) at any time (including after Full Payment of the Obligations, resignation or replacement of Agent, or replacement of any Lender) incurred by or asserted against any Indemnitee in any way relating to (a) any Loans, Letters of Credit, Loan Documents, or the use thereof or transactions relating thereto, (b) any action taken or omitted to be taken by any Indemnitee in connection with any Loan Documents, (c) the existence or perfection of any Liens, or realization upon any Collateral, (d) exercise of any rights or remedies under any Loan Documents or Applicable Law, or (e) failure by any Obligor to perform or observe any terms of any Loan Document, in each case including all costs and expenses relating to any investigation, litigation, arbitration or other proceeding (including an Insolvency Proceeding or appellate proceedings), whether or not the applicable Indemnitee is a party thereto.

Closing Date:  as defined in Section 6.1.

Code:  the Internal Revenue Code of 1986.

Collateral:  all of each Obligor's right, title and interest in personal Property of such Obligor as more fully described in Section 7.1 or the applicable Security Documents that now or hereafter secure the payment or performance of any of the Obligations.

Commitment:  for any Lender, the aggregate amount of such Lender's Borrower Group Commitments.  "Commitments" means the aggregate amount of all Borrower Group Commitments.

Commitment Increase:  as defined in Section 2.1.9(a).

Commitment Increase Effective Date:  as defined in Section 2.1.9(c).

Commitment Termination Date:  with respect to all Borrowers and all Borrower Groups, the earliest to occur of (i) the Revolver Termination Date; (ii) the date on which Borrower Agent terminates all of the Borrower Group Commitments pursuant to Section 2.1.6; or (iii) the date on which the Borrower Group Commitments are terminated pursuant to Section 11.2.

Compliance Certificate:  a certificate, in form and substance satisfactory to Agent, by which Parent, on behalf of all Obligors, certifies compliance with Sections 10.2.1 and 10.3 and calculate the applicable Level for the Applicable Margin.

Consigned Inventory:  Inventory delivered from time to time by a Borrower or a Canadian Guarantor to a Consignee on consignment.

Consignee:  a person to whom Inventory is delivered by a Borrower or a Canadian Guarantor on consignment and who has an obligation to pay such Borrower or such Canadian Guarantor the purchase price therefor (less advertising allowances and sales commissions and other deductions that may be taken by or granted to such Consignee in connection thereof) only upon resale of such Inventory.

Contingent Obligation:  any obligation of a Person arising from a guaranty, indemnity or other assurance of payment or performance of any Debt, lease, dividend or other obligation ("primary obligations") of another obligor ("primary obligor") in any manner, whether directly or indirectly, including any obligation of such Person under any (a) guaranty, endorsement, co-making or sale with recourse of an obligation of a primary obligor; (b) obligation to make take-or-pay or similar payments regardless of nonperformance by any other party to an agreement; and (c) arrangement (i) to purchase any primary obligation or security therefor, (ii) to supply funds for the purchase or payment of any primary obligation, (iii) to maintain or assure working capital, equity capital, net worth or solvency of the primary obligor, (iv) to purchase Property or services for the purpose of assuring the ability of the primary obligor to perform a primary obligation, or (v) otherwise to assure or hold harmless the holder of any primary obligation against loss in respect thereof.  The amount of any Contingent Obligation shall be deemed to be the stated or determinable amount of the primary obligation (or, if less, the maximum amount for which such Person may be liable under the instrument evidencing the Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto.

Credit Judgment:  Agent's judgment exercised in good faith, based upon its consideration of any factor, circumstance or change after the Closing Date that it believes (a) could adversely affect the quantity, quality, mix or value of Collateral (including any Applicable Law that may inhibit collection of an Account), the enforceability or priority of Agent's Liens, or the amount that Agent and Lenders could receive in liquidation of any Collateral; (b) suggests that any collateral report or financial information delivered by any Obligor is incomplete, inaccurate or misleading in any material respect; (c) materially increases the likelihood of any Insolvency Proceeding involving an Obligor or the likelihood that the Obligations will not be paid; or (d) creates or could result in a Default or Event of Default.  In exercising such judgment, Agent may consider any factors that could increase the credit risk of lending to Borrowers on the security of the Collateral.

Credit Party:  Agent, a Lender or an Issuing Bank; and "Credit Parties" means Agent, Lenders and Issuing Banks.

Creditor Representative:  under any Applicable Law, a receiver, interim receiver, receiver and manager, trustee (including any trustee in bankruptcy), custodian, conservator, administrator, examiner, sheriff, monitor, assignee, liquidator, provisional liquidator, sequestrator or similar officer or fiduciary.

Customs Broker:  with respect to any In-Transit Inventory, a Person that is engaged by a Borrower to clear the In-Transit Inventory through U.S. or Canadian Customs.

CWA:  the Clean Water Act (33 U.S.C.  §§ 1251 et seq.).

Debt:  as applied to any Person, without duplication, (a) all items that would be included as liabilities on a balance sheet in accordance with GAAP, including Capital Leases, but excluding trade payables and accrued expenses incurred and being paid in the Ordinary Course of Business; (b) all Contingent Obligations; (c) all reimbursement obligations in connection with letters of credit issued for the account of such Person; and (d) in the case of an Obligor, the Obligations.  The Debt of a Person shall include any recourse Debt of any partnership in which such Person is a general partner or joint venturer.

Default:  an event or condition that, with the lapse of time or giving of notice, would constitute an Event of Default.

Default Rate:  on any date, a rate per annum that is equal to (i) in the case of each Revolver Loan outstanding on such date, 2% in excess of the rates otherwise applicable to such Revolver Loans on such date; (ii) in the case of LC Obligations outstanding and due and payable on such date, 2% in excess of the Applicable Margin for LIBOR Loans applicable on such date; and (iii) in the case of any of the other Obligations outstanding and due and payable on such date, 2% in excess of the U.S. Base Rate in effect on such date.

Deposit Account Control Agreements:  the Deposit Account control agreements to be executed by each institution maintaining a Deposit Account for an Obligor, in favor of Agent, for the benefit of Secured Parties, as security for the Borrower Group Obligations of such Obligor.

Dilution Reserve:  on any date, a reserve in the amount equal to the percentage calculated by dividing (i) non-cash reductions in Accounts (net of credit re-bills, where the re-bill occurs in the same month as the credit) for the 12-month period (or such shorter period as determined by Agent, but in no event shorter than 3 months) prior to such date divided by the sum of cash collections of Accounts plus non-cash reductions in Accounts for such 12-month period (or such shorter period as determined by Agent, but in no event shorter than 3 months) prior to such date, to the extent that such percentage exceeds 5%.

Distribution:  any declaration or payment of a distribution, interest or dividend on any Equity Interest (other than payment-in-kind); or any purchase, redemption, or other acquisition or retirement for value of any Equity Interest.

Document:  as defined in the UCC (or, with respect to any Document of a Canadian Obligor, a "document of title" as defined in the PPSA).

Dollar Equivalent:  on any date, with respect to any amount denominated in Dollars, such amount in Dollars, and with respect to any stated amount in a currency other than Dollars, the amount of Dollars that Agent determines (which determination shall be conclusive and binding absent manifest error) would be necessary to be sold on such date at the applicable Exchange Rate to obtain the stated amount of the other currency.

Dollars or $:  lawful money of the United States.

Dominion Account:  a special account established by an Obligor at Bank of America or another bank acceptable to Agent, over which Agent has exclusive control for withdrawal purposes during any Trigger Period pursuant to a Deposit Account Control Agreement (except that Agent shall have exclusive control over lockboxes and related Deposit Accounts maintained by any Obligor at Toronto Dominion Bank from and after the Closing Date, whether or not a Trigger Period exists).

EBITDA:  determined on a consolidated basis for Obligors and Subsidiaries, net income, calculated before any deduction for:

(i)

interest expense,

(ii)

provision for income taxes,

(iii)

depreciation and amortization expense,

(iv)

any gains or losses arising from the sale of capital assets, gains arising from the write-up of assets, and any non-cash extraordinary gains or losses (in each case, to the extent included in determining net income),

(v)

non-cash expenses arising from impairment of goodwill or fixed assets,

(vi)

non-cash expenses arising from stock-based compensation,

(vii)

expenses incurred in connection with the establishment of the credit facility contemplated by this Agreement, including expenses arising from the termination of the existing credit facility on the Closing Date  and any related interest rate swap agreements,

(viii)

expenses paid by Borrowers in calendar year 2007 in connection with their strategic alternatives process, in an amount not to exceed $92,281 for Fiscal Month April, 2007, $21,135 for Fiscal Month May, 2007, $4,551,884 for Fiscal Month June, 2007, ($25,834) for Fiscal Month July, 2007, $57,916 for Fiscal Month August, 2007 and $1,236,591 for Fiscal Month September, 2007; and

(ix)

any non-cash gain or non-cash loss with respect to any interest rate swap agreement that is reflected in the income statement.

Eligible Account:  an Account owing to a Borrower or a Canadian Guarantor that arises in the Ordinary Course of Business from the sale of goods or rendition of services, is payable in Dollars (or, in the case of an Account owing to a Canadian Obligor, in Dollars or Canadian Dollars) and is deemed by Agent, in its Credit Judgment, to be an Eligible Account.  Without limiting the foregoing, no Account shall be an Eligible Account if (a) it is unpaid for more than 60 days after the original due date, or more than 120 days after the original invoice date or is listed in Borrowers' books as a "problem aging"; (b) 50% or more of the Accounts owing by the Account Debtor are not Eligible Accounts under the foregoing clause; (c) when aggregated with other Accounts owing by the Account Debtor, it exceeds 10% of the aggregate Eligible Accounts (or such higher percentage as Agent may establish for the Account Debtor from time to time), but only as to such excess; (d) it does not conform with a material covenant or representation herein; (e) it is owing by a creditor or supplier, or is otherwise subject to a potential offset, counterclaim, dispute, deduction, discount, recoupment, reserve, defense, chargeback or credit, including all accrued customer rebates, incentive payments and allowances (but ineligibility shall be limited to the amount thereof); (f) an Insolvency Proceeding has been commenced by or against the Account Debtor; or the Account Debtor has failed, has suspended or ceased doing business, is liquidating, dissolving or winding up its affairs, or is not Solvent; (g) the Account Debtor is organized or has its principal offices or assets outside the United States or Canada unless (i) such Account is covered by credit insurance in an amount and pursuant to a policy acceptable to Agent in its reasonable discretion and pursuant to which Agent has been designated the sole lender's loss payee pursuant to documentation acceptable to Agent in its reasonable discretion or such Account is backed by a letter of credit or other credit enhancement acceptable to Agent in all respects, or (ii) such Account is owing by an Account Debtor that is located in the United Kingdom or (iii) the aggregate amount of such Accounts do not exceed $7,000,000 in the aggregate at any time and are otherwise acceptable to Agent in its sole and absolute discretion; (h) it is owing by a Government Authority, unless the Account Debtor is the United States or Canada or any department, agency or instrumentality thereof and if requested by Agent in its sole discretion, the Account has been assigned to Agent in compliance with the Assignment of Claims Act, the Financial Administration Act (Canada) or other Applicable Law; (i) it is not subject to a duly perfected, first priority Lien in favor of Agent, or is subject to any other Lien (other than a Permitted Lien that is junior in priority to Agent's Liens); (j) the goods giving rise to it have not been delivered to and accepted by the Account Debtor, the services giving rise to it have not been accepted by the Account Debtor, or it otherwise does not represent a final sale; (k) it is evidenced by Chattel Paper or an Instrument of any kind, or has been reduced to judgment; (l) its payment has been extended, the Account Debtor has made a partial payment, or it arises from a sale on a cash-on-delivery basis; (m) it arises from a sale to an Affiliate, including any Account owing by the Portuguese Subsidiary to a Borrower or a Canadian Guarantor, or from a sale on a bill-and-hold, guaranteed sale, sale-or-return, sale-on-approval, or other repurchase or return basis or from a consignment of goods by a Person to a Borrower or a Canadian Guarantor; (n) it represents a progress billing or retainage; (o) it includes a billing for interest, fees or late charges, but ineligibility shall be limited to the extent thereof; (p) it arises from a retail sale to a Person who is purchasing for personal, family or household purposes; or (q) it arises from a sale of private label Inventory that has been deemed ineligible by Agent in its sole and absolute discretion (or in the exercise of its Credit Judgment, but only with respect to private label Inventory sold to a customer that has executed an acknowledgment and assurance letter in favor of, and in form and substance satisfactory to,

Agent).  In calculating delinquent portions of Accounts under clauses (a) and (b), credit balances more than 120 days from invoice date will be excluded.

Eligible Assignee:  a Person that is (i) a Lender or a U.S.-based Affiliate of a Lender; (ii) if such Person is to hold U.S. Obligations, an Approved Fund that is approved by Agent (which approval by Agent shall not be unreasonably withheld or delayed) and Borrower Agent (which approval by Borrower Agent shall not be unreasonably withheld or delayed, and shall be deemed given if no objection is made within two Business Days after notice of the proposed assignment); (iii) any other financial institution approved by Agent (which approval by Agent shall not be unreasonably withheld or delayed) and Borrower Agent (which approval by Borrower Agent shall not be unreasonably withheld or delayed, and shall be deemed given if no objection is made within two Business Days after notice of the proposed assignment), that is organized under the laws of the United States or any state or district thereof, has total assets in excess of $5 billion, extends asset-based lending facilities in its ordinary course of business and whose becoming an assignee would not constitute a prohibited transaction under Section 4975 of the Code or any other Applicable Law; or (iv) during any Event of Default, any Person acceptable to Agent in its reasonable discretion (which approval by Agent shall not be unreasonably withheld or delayed).

Eligible Consigned Inventory Conditions:  the following conditions, each of which must be satisfied on any date of determination: (a) the Consigned Inventory consists of finished goods; (b) the Consigned Inventory has been consigned to an Eligible Consignee; (c) the Consigned Inventory is located at a Permitted Consignee Location; and (d) the aggregate Value of all Consigned Inventory of Borrowers on such date does not exceed $5,000,000.

Eligible Consignee:  a Consignee which Agent, in its Credit Judgment, deems to be an eligible consignee and, in making its determination of whether a Consignee is an Eligible Consignee, Agent will consider, among other things, whether the following requirements are met:  (a) such Consignee shall have executed a consignment agreement, in form and scope acceptable to Agent, either granting the applicable Borrower or Canadian Guarantor and its assigns a purchase money lien and security interest in, or waiving any claim by such Consignee to any ownership interest or security interest or Lien in, all Consigned Inventory that is consigned by such Borrower or Canadian Guarantor to such Consignee, together with the cash and non-cash proceeds thereof; (b) such Borrower or Canadian Guarantor shall have filed of record, no later than 20 days after sending such Inventory to such Consignee (except that any such filing shall be made prior to sending any such Inventory to a Consignee located in Canada), with such Consignee's authorization a UCC-1 financing statement, or a PPSA financing statement, as applicable, in form acceptable to Agent, naming such Consignee as debtor and such Borrower or Canadian Guarantor as secured party (and, if requested by Agent, naming Agent as assignee, or assigned of record by such Borrower or Canadian Guarantor to Agent), covering the Consigned Inventory and the cash and non-cash proceeds thereof in all appropriate filing locations for the perfection of a first-priority security interest in such Consigned Inventory and the cash and non-cash proceeds thereof; and, after the filing of such financing statements, if requested by Agent, such Borrower or Canadian Guarantor shall have conducted UCC searches or PPSA searches, as applicable, of all filings made against such Consignee in such filing offices and taken such other action as Agent may request (including sending an authenticated notification to each holder of a conflicting security interest in such Consigned Inventory within the time period required by, and otherwise meeting the requirements of, Section 9-324(b) of the UCC (or, with respect to Consigned Inventory located in Canada, Section 33(1)(b) and 33(1)(c) of the PPSA, which notice shall be delivered prior to registration of the applicable PPSA financing statement and prior to delivery of such Inventory to such Consignee), which shall confirm that the security interest in the Consigned Inventory in favor of such Borrower or Canadian Guarantor, together with the cash and non-cash proceeds thereof, is and shall be a first-priority Lien;  (c) if requested by Agent, Agent shall have received certificates of insurance upon the Consigned Inventory obtained by the applicable Borrower with lender's loss payable endorsement, naming Agent as lender's loss payee under such insurance; and (d) if requested by Agent, Agent shall have received a copy of the consignment agreement, the filed UCC or PPSA financing statements, the UCC or PPSA searches and the insurance certificate and endorsement referred to in clauses (a) through (c) above, and such other instruments, documents, certificates, opinions or assurances, and the applicable Borrower or Canadian Guarantor shall have taken such other action as Agent may have requested in connection with the Consignee

Eligible Equipment:  Equipment owned by a Borrower or a Canadian Guarantor that Agent, in its Credit Judgment, deems to be Eligible Equipment.  Without limiting the foregoing, no Equipment shall be Eligible Equipment unless (a) with respect to Equipment of Canadian Obligors, it is located in the Provinces of  British Columbia, Ontario, Quebec or Nova Scotia, Canada or, with respect to Equipment of U.S. Borrowers, it is located in the United States; (b) it was purchased by a Borrower or a Canadian Guarantor in the Ordinary Course of Business and is necessary or useful to the operations of such Obligor's business; (c) it has been delivered to and accepted by a Borrower or a Canadian Guarantor and installed at premises owned or leased by such Obligor; (d) it is subject to Agent's Liens, which are perfected as to such Equipment, and is not subject to any other Lien whatsoever; (e) does not constitute a fixture under Applicable Law unless each landlord and mortgagee in respect of such premises have executed in favor of Agent a Lien Waiver; (f) it does not constitute an accession to other Equipment that is subject to any Lien (whether or not a Permitted Lien) in favor of any Person other than Agent unless the holder of any such Lien agrees to disclaim any interest in the Eligible Equipment; and (g) it does not constitute furniture, computer hardware or software (other than computer hardware or software that is part of manufacturing equipment).

Eligible Foreign Vendor:  a Foreign Vendor that (i) is located in a country acceptable to Agent in its reasonable discretion, (ii) has received timely payment or performance of all Debts and other obligations at any time owed to it by a Borrower (whether such Debts or other obligations arise from a Borrower's purchase of goods or otherwise), (iii) has not asserted (and has no outstanding right to assert) any reclamation, repossession, diversion, stoppage in transit, Lien or title retention rights in respect of such In-Transit Inventory, and (iv) if so requested by Agent in its reasonable discretion, has entered into and is in full compliance with the terms of a Vendor Agreement that is in full force and effect.

Eligible In-Transit Inventory:  on any date, Inventory of a Borrower or Canadian Guarantor consisting of finished goods or raw materials and that meets all of the criteria for Eligible Inventory on such date other than the fact that it is In-Transit Inventory, but only if (i) under the terms of sale, title and risk of loss with respect to such Inventory have passed from the Foreign Vendor to such Borrower or Canadian Guarantor; (ii) such Inventory is fully insured by marine cargo or other insurance in such amounts, with such insurance companies and subject to such deductibles as are reasonably satisfactory to Agent and in respect of which Agent has been named as sole loss payee pursuant to a loss payee endorsement acceptable to Agent; (iii) the Foreign Vendor with respect to such Inventory is an Eligible Foreign Vendor; (iv) such Inventory is in the possession of a common carrier or Eligible NVOCC that has issued an Acceptable BOL; (v) if the applicable Borrower or Canadian Guarantor has engaged an NVOCC with respect to such Inventory, such NVOCC is an Eligible NVOCC and has issued an Acceptable BOL; (vi) all original counterparts of Acceptable BOLs in respect of such Inventory (whether issued by a carrier or an NVOCC) are in the possession, in the United States or Canada (if applicable), of Agent or an agent of Agent (including an Eligible NVOCC, a Customs Broker or a carrier serving as such agent under an Imported Goods Agreement) or in the possession of a Borrower or Canadian Guarantor as a result of Agent's delivery to a Borrower or Canadian Guarantor to facilitate offloading of such Inventory at the port of entry; (vii) the NVOCC and Customs Broker (or the carrier if so required by Agent) in respect of such Inventory has entered into an Imported Goods Agreement with Agent that is in effect; (viii) Agent has received an NBOL Compliance Letter in respect of such Inventory, if so required by Agent in its reasonable discretion; and (ix) the aggregate Value of all such Eligible In-Transit Inventory of Borrowers and Canadian Guarantors on such date does not exceed $5,000,000.

Eligible Inventory:  Inventory owned by a Borrower or a Canadian Guarantor that Agent, in its Credit Judgment, deems to be Eligible Inventory.  Without limiting the foregoing, no Inventory shall be Eligible Inventory unless it (a) is finished goods, raw materials or work-in-process and is not packaging or shipping materials (unless incorporated in finished goods), labels, samples, display items, bags, replacement parts or manufacturing supplies; (b) is not held on consignment for any Person, nor subject to any deposit or downpayment; (c) is in new and saleable condition and is not damaged, defective, shopworn or otherwise unfit for sale; (d) is not slow-moving (which is defined as any product for which these have been de minimis sales in the last 12 months), obsolete or unmerchantable, and does not constitute returned goods (unless such Inventory is in unopened containers and is otherwise marketable) or repossessed goods; (e) meets all standards imposed by any Governmental Authority, and does not constitute hazardous materials under any Environmental Law; (f) conforms in all material respects with the covenants and representations herein; (g) is subject to Agent's duly perfected, first priority Lien, and no other Lien; (h) is within the continental United States or Canada, is not in transit except between locations of Obligors or Eligible In-Transit Inventory; (i) is not consigned to any Person unless each of the Eligible Consigned Inventory Conditions is satisfied with respect to such Inventory; (j) is not subject to any warehouse receipt or negotiable Document; (k) is not subject to any License or other arrangement that restricts such Borrower's or Agent's right to dispose of such Inventory, unless Agent has received an appropriate Lien Waiver, such Inventory is subject to a contractual purchase obligation from a customer that is acceptable to, and enforceable by, Agent, or Agent is satisfied that it could sell such Inventory on satisfactory terms during a Default; (l) is not located on leased premises or in the possession of a warehouseman, shipper, freight forwarder or other Person, unless the lessor or such Person has delivered a Lien Waiver or an appropriate Rent and Charges Reserve has been established; (m) is not in the possession of a processor, repairman or mechanic, unless each of the Eligible Processor Inventory Conditions is satisfied with respect to such Inventory; (n) is reflected in the details of a current perpetual inventory report; and (o) if such Inventory is private label Inventory, such Inventory does not exceed $18,000,000 in Value in the aggregate at any time and is otherwise acceptable to Agent in its sole and absolute discretion (or in the exercise of its Credit Judgment, but only with respect to private label Inventory produced for a customer that has executed an acknowledgment and assurance letter in favor of, and in form and substance satisfactory to, Agent).

Eligible NVOCC:  with respect to any In-Transit Inventory, an NVOCC in respect of such Inventory that (i) is not an Affiliate of a Borrower or the applicable Foreign Vendor and is otherwise acceptable to Agent; (ii) is engaged by a Borrower as freight forwarder with respect to such Inventory; (iii) has received from the carrier a tangible bill of lading with respect to such Inventory that names such NVOCC as consignee and, if so requested by Agent, has granted Agent a security interest in such bill of lading as security for the Obligations; (iv) has issued to the order of a Borrower or, if so requested by Agent, to the order of Agent, a tangible, negotiable bill of lading in respect of such Inventory (and any bill of lading so issued to the order of a Borrower shall name Agent as a notify party and conspicuously state on its face that it is subject to Agent's security interest); (v) is a party with Agent to an Imported Goods Agreement; and (vi) has not asserted any adverse claim or Lien against any such Inventory.

Eligible Processor:  a processor in the possession of Inventory of a Borrower or Canadian Guarantor which Agent, in its Credit Judgment, deems to be an Eligible Processor and, in making its determination of whether a processor is an Eligible Processor, Agent will consider, among other things, whether the following requirements are met:  (a) such processor shall have executed a processor's agreement, in form and scope acceptable to Agent, pursuant to which, among other things, such processor shall waive any claim to any ownership interest, security interest in or Lien upon the Inventory that is in such processor's possession or under such processor's control (including any enhancements to such Inventory by such processor), together with the cash and non-cash proceeds thereof; (b) prior to sending such Inventory to such processor, such Borrower or Canadian Guarantor shall have filed of record, as applicable, a PPSA financing statement or, with such processor's authorization, a UCC-1 financing statement, in form acceptable to Agent, naming such processor as debtor and such Borrower or Canadian

Guarantor as secured party (and, if requested by Agent, naming Agent as assignee, or assigned of record by such Borrower or Canadian Guarantor to Agent), covering such Inventory and the cash and non-cash proceeds thereof in all appropriate filing locations for the perfection of a first-priority security interest in such Inventory and the cash and non-cash proceeds thereof; and, after the filing of such financing statements, if requested by Agent, such Borrower or Canadian Guarantor shall have conducted UCC searches or PPSA searches, as applicable, of all filings made against such processor in such filing offices and taken such other action as Agent may request (including obtaining an agreement by any secured creditor of such processor with a security interest in inventory of such processor, pursuant to which such secured creditor acknowledges Agent's security interest in and Lien upon such Inventory and waives any security interest in, Lien upon or other claim to, such Inventory); (c) if requested by Agent, Agent shall have received certificates of insurance upon such Inventory obtained by the applicable Borrower or Canadian Guarantor with lender's loss payable endorsement, naming Agent as lender's loss payee under such insurance; and (d) if requested by Agent, Agent shall have received a copy of the processor agreement, the filed UCC or PPSA financing statements, the UCC or PPSA searches, any agreements with secured creditors of the processor and the insurance certificate and endorsement referred to in clauses (a) through (c) above, and such other instruments, documents, certificates, opinions or assurances, and the applicable Borrower or Canadian Guarantor shall have taken such other action as Agent may have requested in connection with the processor.

Eligible Processor Inventory Conditions:  the following conditions, each of which must be satisfied on any date of determination with respect to Inventory in the possession of a processor, repairman, mechanic: (a) the Inventory is in the possession of an Eligible Processor; (b) the Inventory is located at a Permitted Processor Location; and (c) the aggregate Value of all such Inventory of Borrowers on such date does not exceed $5,000,000.

Enforcement Action:  any action to enforce any Obligations or Loan Documents or to realize upon any Collateral (whether by judicial action, self-help, notification of Account Debtors, exercise of setoff or recoupment, or otherwise).

Environmental Laws:  all Applicable Laws (including all programs, permits and guidance promulgated by regulatory agencies), relating to public health (but excluding occupational safety and health, to the extent regulated by OSHA or similar foreign Governmental Authority) or the protection or pollution of the environment, including CERCLA, RCRA and CWA.

Environmental Notice:  a notice (whether written or oral) from any Governmental Authority or other Person of any possible noncompliance with, investigation of a possible violation of, litigation relating to, or potential fine or liability under any Environmental Law, or with respect to any Environmental Release, environmental pollution or hazardous materials, including any complaint, summons, citation, order, claim, demand or request for correction, remediation or otherwise.

Environmental Release:  a release as defined in CERCLA or under any other Environmental Law.

Equipment:  as defined in the UCC (or, in the case of any Equipment of a Canadian Obligor, as defined in the PPSA), including all machinery, apparatus, equipment, fittings, furniture, fixtures, motor vehicles and other tangible personal Property (other than Inventory), and all parts, accessories and special tools therefor, and accessions thereto.

Equipment Amortization Amount:  on a monthly basis, the sum of (a) $355,938 on the first day of each month during the first Loan Year, (b) $533,906 on the first day of each month during the second Loan Year, (c) $711,875 on the first day of each month during the third Loan Year,(d) $711,875 on the first day of each month during the fourth Loan Year, and (e) $711,875 on the first day of each month during the fifth Loan Year.

Equipment Formula Amount:  85% of the NOL Value of Eligible Equipment as of the Closing Date which amount equals $42,712,500.

Equity Interest:  the interest of any (a) shareholder in a corporation; (b) partner in a partnership (whether general, limited, limited liability or joint venture); (c) member in a limited liability company; or (d) other Person having any other form of equity security or ownership interest.

ERISA:  the Employee Retirement Income Security Act of 1974.

ERISA Affiliate:  any trade or business (whether or not incorporated) under common control with an Obligor within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

ERISA Event:  (a) a Reportable Event with respect to a Pension Plan or a Termination Event in respect of a Canadian Pension Plan; (b) a withdrawal by any Obligor or ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Obligor or ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) the failure by any Obligor or ERISA Affiliate to meet any funding obligations with respect to any Pension Plan or Multiemployer Plan; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Obligor or ERISA Affiliate.

Event of Default:  as defined in Section 11.

Excess Amount:  as defined in Section 5.13.

Exchange Act:  the U.S. Securities Exchange Act of 1934, as amended.

Exchange Rate:  on any date, (i) with respect to Canadian Dollars in relation to Dollars, the spot rate as quoted by Bank of America at its noon spot rate at which Dollars are offered on such date for Canadian Dollars, and (ii) with respect to Dollars in relation to Canadian Dollars, the spot rate as quoted by Bank of America at its noon spot rate at which Canadian Dollars are offered on such date for such Dollars.

Excluded Foreign Subsidiary:  each of Fibope and Drumheath Indemnity Ltd., a company formed under the laws of Barbados.

Excluded Tax:  with respect to Agent, any Lender, Issuing Bank or any other recipient of a payment to be made by or on account of any Obligation, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located; and (b) in the case of a Foreign Lender, any withholding tax attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 5.10, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from any Borrowers with respect to such withholding tax.

Existing Letters of Credit:  the letters of credit listed on Exhibit D attached hereto that have been issued by Comerica Bank for the benefit of Borrowers prior to the Closing Date, but excluding any renewals or replacements thereof.

Existing Purchase Money Debt:  the Purchase Money Debt of Obligors or Subsidiaries that is in existence on the Closing Date and that is listed on Exhibit E attached hereto

Existing Subordinated Debt:  the $125,000,000 8.5% Senior Subordinated Notes due 2014.

Extraordinary Expenses:  all costs, expenses or advances that Agent may incur during a Default or Event of Default, or during the pendency of an Insolvency Proceeding of an Obligor, including those relating to (a) any audit, inspection, repossession, storage, repair, appraisal, insurance, manufacture, preparation or advertising for sale, sale, collection, or other preservation of or realization upon any Collateral; (b) any action, arbitration or other proceeding (whether instituted by or against Agent, any Lender, any Obligor, any representative of creditors of an Obligor or any other Person) in any way relating to any Collateral (including the validity, perfection, priority or avoidability of Agent's Liens with respect to any Collateral), Loan Documents, Letters of Credit or Obligations, including any lender liability or other Claims; (c) the exercise, protection or enforcement of any rights or remedies of Agent in, or the monitoring of, any Insolvency Proceeding; (d) settlement or satisfaction of any taxes, charges or Liens with respect to any Collateral; (e) any Enforcement Action; (f) negotiation and documentation of any modification, waiver, workout, restructuring or forbearance with respect to any Loan Documents or Obligations; and (g) Protective Advances.  Such costs, expenses and advances include transfer fees, Other Taxes, storage fees, insurance costs, permit fees, utility reservation and standby fees, legal fees, appraisal fees, brokers' fees and commissions, auctioneers' fees and commissions, accountants' fees, environmental study fees, wages and salaries paid to employees of any Obligor or independent contractors in liquidating any Collateral, and travel expenses.

EXXON Inventory Conditions:  as defined in Section 8.3.3 of this Agreement.

Fee Letter:  the fee letter agreement dated the Closing Date between Agent and Borrowers.

Fibope:  Fibope-Filmes Biorientados S.A., a company formed under the laws of Portugal.

Fiscal Month:  for each Fiscal Quarter, the following three periods: (i) the first 4 week period during such quarter, (ii) the second 4 week period during such quarter and (iii) the remainder of such quarter.

Fiscal Quarter:  each period of three months, commencing on the first day of a Fiscal Year.

Fiscal Year:  the fiscal year of Obligors and Subsidiaries for accounting and tax purposes, ending on December 31 of each year.

Fixed Charge Coverage Ratio:  the ratio, determined on a consolidated basis for Obligors and Subsidiaries for the applicable Measurement Period, of (a) EBITDA minus the amount of any cash payment by any Obligor or Subsidiary in respect of any Pension Plan or Canadian Pension Plan that was not already deducted as an expense in the computation of such net income plus the amount of any non-cash expense recorded by any Obligor or Subsidiary in respect of any Pension Plan or Canadian Pension Plan that was deducted as an expense in the computation of such net income minus the amount of any cash payment by any Obligor or Subsidiary in respect of environmental matters that was not already deducted as an expense in the computation of such net income plus the amount of any non-cash expense recorded by an Obligor or Subsidiary relating to environmental matters that was deducted as an expense in the calculation of such net income minus Capital Expenditures (except those financed with Borrowed Money other than Revolver Loans) minus Distributions made during such period, minus the amount of any Advisory Services Payments that were not already deducted in the computation of such net income made, minus cash taxes paid during such period (net of any cash refunds received by Obligors and their Subsidiaries but only to the extent of cash taxes paid, with such amount never to be less than zero), minus any investments in or loans to any Excluded Foreign Subsidiary during such period to (b) Fixed Charges.

Fixed Charges:  with respect to any period, the sum of interest expense (other than payment-in-kind), plus principal payments made on Borrowed Money (excluding any repayment of the Loans, repayment on the Closing Date of Borrowers' existing credit facility with Citicorp North America, and the partial repayment, in the aggregate amount not to exceed $60,900,000, of such credit facility during the period from September 2007 through November 2007 with such amounts not to exceed $45,000,000 in September 2007, $15,000,000 in October 2007 and $900,000 in November 2007), plus the Equipment Amortization Amount, plus the Post-Closing Equipment Amortization Amount (regardless of whether a principal payment is made or required to be made in respect of such Equipment Amortization Amount or Post-Closing Equipment Amortization Amount); provided that, for any Measurement Period ending on or before March 31, 2009 (other than the Measurement Period ending on or about March 31, 2008), interest expense will be calculated on a pro forma basis by annualizing, in a manner satisfactory to Agent, the amount of interest expense (other than payment-in-kind) incurred during the period beginning on the first day of the Obligors' April, 2008 Fiscal Month and ending on the last day of such Measurement Period.

Floating Rate Loan:  a U.S. Base Rate Loan, a Canadian Prime Rate Loan or a Canadian Base Rate Loan.

FLSA:  the Fair Labor Standards Act of 1938.

Foreign Lender:  with respect to any Borrower Group, a Lender to such Borrower Group that is (i) resident in a jurisdiction other than Canada or a province or territory thereof, in the case of the Borrower Group consisting of Canadian Obligors; or (ii) organized under the laws of a jurisdiction other than a state of the United States or the District of Columbia, in the case of the Borrower Group consisting of U.S. Obligors.

Foreign Plan:  any employee benefit plan or arrangement (a) maintained or contributed to by any Obligor or Subsidiary that is not subject to the laws of the United States or Canada; or (b) mandated by a government other than the United States or Canada for employees of any Obligor or Subsidiary.

Foreign Subsidiary:  a Subsidiary that is a "controlled foreign corporation" under Section 957 of the Code, such that a guaranty by such Subsidiary of the Obligations or a Lien on the assets of such Subsidiary to secure the Obligations would result in material tax liability to Obligors, which, for greater certainty, does not include a Canadian Subsidiary.

Foreign Vendor:  a Person that sells In-Transit Inventory to a Borrower.

FSCO:  The Financial Services Commission of Ontario or like body in any other Province of Canada and any other Governmental Authority succeeding to the functions thereof.

Full Payment:  with respect to any Obligations, (a) the full and indefeasible cash payment thereof in the applicable currency required hereunder, including any interest, fees and other charges accruing during an Insolvency Proceeding (whether or not allowed in the proceeding); (b) if such Obligations are LC Obligations or inchoate or contingent in nature, Cash Collateralization thereof (or delivery of a standby letter of credit acceptable to Agent in its reasonable discretion, in the amount of required Cash Collateral); and (c) a release of any Claims of Obligors against Agent, Lenders and Issuing Bank arising on or before the payment date.  No Loans shall be deemed to have been paid in full until all Commitments related to such Loans have expired or been terminated.

GAAP:  generally accepted accounting principles in effect in the United States or Canada from time to time.

General Intangibles:  as defined in the UCC (or, with respect to any General Intangible of a Canadian Obligor, an "intangible" as defined in the PPSA), including choses in action, causes of action, company or other business records, inventions, blueprints, designs, patents, patent applications, trademarks, trademark applications, trade names, trade secrets, service marks, goodwill, brand names, copyrights, registrations, licenses, franchises, customer lists, permits, tax refund claims, computer programs, operational manuals, internet addresses and domain names, insurance refunds and premium rebates, all rights to indemnification, and all other intangible Property of any kind.

Goods:  as defined in the UCC (or, with respect to any Goods of a Canadian Obligor, as defined in the PPSA).

Governmental Approvals:  all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and required reports to, all Governmental Authorities.

Governmental Authority:  any federal, state, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, or other entity or officer exercising executive, legislative, judicial, regulatory or administrative functions for or pertaining to any government or court, in each case whether it is or is not associated with the United States, a state, district or territory thereof, Canada, a province or territory thereof or any other foreign entity or government.

Guaranteed Obligations: all obligations guaranteed by a Guarantor pursuant to its respective Guaranty.

Guarantor Payment:  as defined in Section 5.11.3.

Guarantors:  Canadian Guarantors, U.S. Guarantors, each Borrower of a Borrower Group with respect to the Borrower Group Obligations of another Borrower Group and each other Person who guarantees payment or performance of any Obligations.

Guaranty:  each guaranty agreement executed by a Guarantor in favor of Agent with respect to the Obligations of a Borrower Group, including each Canadian Guaranty and each U.S. Guaranty.

Hedging Agreement:  an agreement relating to any swap, cap, floor, collar, option, forward, cross right or obligation, or combination thereof or similar transaction, with respect to interest rate, foreign exchange, currency, commodity, credit or equity risk.

Imported Goods Agreement:  an Imported Goods Agreement in the form acceptable to Agent.

Increasing Canadian Lender:  as defined in Section 2.1.9(c).

Increasing U.S. Lender:  as defined in Section 2.1.9(c).

Indemnified Taxes:  Taxes other than Excluded Taxes.

Indemnitees:  Agent Indemnitees, Lender Indemnitees, Issuing Bank Indemnitees and Bank of America Indemnitees.

Indenture:  that certain Indenture dated as of July 28, 2004 among Intertape Polymer US Inc. and the guarantors named therein and Wilmington Trust Company, as trustee, relating to the Existing Subordinated Debt.

Insolvency Proceeding:  any case or proceeding or proposal commenced by or against a Person under any state, provincial, federal or foreign law for, or any agreement of such Person to, (a) the entry of an order for relief under the Bankruptcy Code, or any other insolvency, debtor relief, bankruptcy, receivership, debt adjustment law or other similar law (whether state, provincial, federal or foreign), including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada); (b) the appointment of a Creditor Representative or other custodian for such Person or any part of its Property; or (c) an assignment or trust mortgage for the benefit of creditors; or (d) the liquidation, dissolution, or winding up of the affairs of such Person.

Instrument:  as defined in the UCC (or, with respect to any Instruments of a Canadian Obligor, as defined in the PPSA).

Insurance Assignment:  each collateral assignment of insurance pursuant to which an Obligor assigns to Agent, for the benefit of Secured Parties, such Obligor's rights under business interruption, credit insurance or other insurance policies as Agent deems appropriate, as security for the Obligations.

Intellectual Property:  all intellectual and similar Property of a Person, including inventions, designs, patents, copyrights, trademarks, service marks, trade names, trade secrets, confidential or proprietary information, customer lists, know-how, software and databases; all embodiments or fixations thereof and all related documentation, applications, registrations and franchises; all licenses or other rights to use any of the foregoing; and all books and records relating to the foregoing.

Intellectual Property Claim:  any claim or assertion (whether in writing, by suit or otherwise) that a Obligor's or Subsidiary's ownership, use, marketing, sale or distribution of any Inventory, Equipment, Intellectual Property or other Property violates another Person's Intellectual Property.

Interest Period:  as defined in Section 3.1.4.

Interest Period Loan:  a LIBOR Loan or a Canadian BA Rate Loan.

Interest Rate Contract:  any interest rate swap, collar or cap agreement, or other agreement or arrangement by any Obligor or Subsidiary with a Lender that is designed to protect against fluctuations in interest rates.

In-Transit Inventory:  Inventory of a Borrower or Canadian Guarantor that is in the possession of a common carrier and is in transit from a Foreign Vendor of a Borrower or Canadian Guarantor from a location outside of Canada or a state within the United States to a location of a Borrower or Canadian Guarantor (or a location designated by a Borrower or Canadian Guarantor) that is in Canada or a state within the United States.

Inventory:  as defined in the UCC (or, with respect to any Inventory of a Canadian Obligor, as defined in the PPSA), including all goods intended for sale, lease, display or demonstration; all work in process; and all raw materials, and other materials and supplies of any kind that are or could be used in connection with the manufacture, printing, packing, shipping, advertising, sale, lease or furnishing of such goods, or otherwise used or consumed in an Obligor's business (but excluding Equipment).

Inventory Formula Amount: on any date of determination, an amount equal to:

(i)

the lesser of (i) 70% of the Value of Eligible Inventory consisting of finished goods on such date of determination; or (ii) 85% of the NOLV Percentage of Eligible Inventory consisting of finished goods on such date of determination; plus

(ii)

the lesser of (i) 70% of the Value of Eligible Inventory consisting of raw materials on such date of determination; or (ii) 85% of the NOLV Percentage of Eligible Inventory consisting of raw materials on such date of determination; plus

(iii)

the lesser of (i) 70% of the Value of Eligible Inventory consisting of work-in-process on such date of determination; or (ii) 85% of the NOLV Percentage of Eligible Inventory consisting of work-in-process on such date of determination.

Inventory Reserve:  reserves established by Agent in the exercise of its Credit Judgment to reflect factors that may negatively impact the Value of Inventory, including change in salability, obsolescence, seasonality, theft, shrinkage, imbalance, change in composition or mix, markdowns and vendor chargebacks.  Without limiting the generality of the foregoing or Agent's right to establish any other reserve with respect to Inventory in accordance with this Agreement (including on the Closing Date), as of the Closing Date, the Inventory Reserve shall include an amount equal to $1,000,000 with respect to private label Inventory, which amount shall be reduced to $0 upon Agent's receipt and satisfactory review of the results of its first Inventory appraisal conducted after the Closing Date and the implementation of any corresponding adjustments to the Value of private label Inventory in the Inventory Formula Amount.

Investment:  any acquisition of all or substantially all assets of a Person that is organized under the laws of the United States or any state thereof or Canada or any province thereof; any acquisition of record or beneficial ownership of any Equity Interests of a Person that is organized under the laws of the United States or any state thereof or Canada or any province thereof; or any advance or capital contribution to or other investment in a Person.

Investment Property:  as defined in the UCC (or, with respect to any Investment Property of a Canadian Obligor, "security" as defined in the PPSA).

IRS:  the United States Internal Revenue Service.

Issuing Bank:  (i) Bank of America or an Affiliate of Bank of America with respect to all Letters of Credit (other than the Existing Letters of Credit), and (ii) Comerica Bank with respect to the Existing Letters of Credit.

Issuing Bank Indemnitees:  Issuing Bank and its officers, directors, employees, Affiliates, agents and attorneys.

LC Application:  an application by a U.S. Borrower (or Borrower Agent on behalf of a U.S. Obligor or Canadian Obligor) to Issuing Bank for issuance of a Letter of Credit, in form and substance satisfactory to Issuing Bank.

LC Conditions:  the following conditions necessary for issuance of a Letter of Credit: (a) each of the conditions set forth in Section 6; (b) after giving effect to such issuance, total LC Obligations do not exceed the Letter of Credit Subline, no Overadvance exists and, if no Revolver Loans are outstanding, the LC Obligations do not exceed the Borrowing Base (without giving effect to the LC Reserve for purposes of this calculation); (c) the expiration date of such Letter of Credit is (i) no more than 365 days from issuance, in the case of standby Letters of Credit, (ii) no more than 120 days from issuance, in the case of documentary Letters of Credit, and (iii) at least 20 Business Days prior to the Revolver Termination Date; (d) the Letter of Credit and payments thereunder are denominated in Dollars; and (e) the purpose and form of the proposed Letter of Credit is satisfactory to Agent and Issuing Bank in their reasonable discretion.

LC Documents:  all documents, instruments and agreements (including LC Requests and LC Applications) delivered by Borrowers or any other Person to Issuing Bank or Agent in connection with issuance, amendment or renewal of, or payment under, any Letter of Credit.

LC Obligations:  the sum (without duplication) of (a) all amounts owing by any U.S. Obligor or Canadian Obligor for any drawings under Letters of Credit; (b) the stated amount of all outstanding Letters of Credit; and (c) all fees and other amounts owing with respect to Letters of Credit.

LC Request:  a request for issuance of a Letter of Credit, to be provided by a U.S. Borrower (or Borrower Agent on behalf of the applicable U.S. Obligor or Canadian Obligor) to Issuing Bank, in form satisfactory to Agent and Issuing Bank.

LC Reserve:  the aggregate of all LC Obligations, other than (a) those that have been Cash Collateralized; and (b) if no Default or Event of Default exists, those constituting charges owing to the Issuing Bank.

Lender Indemnitees:  Lenders and their officers, directors, employees, Affiliates, agents and attorneys.

Lenders:  shall have the meaning given to it in the preamble to this Agreement and shall include U.S. Lenders, Canadian Lenders, and Applicable Swingline Lenders, and their respective successors and permitted assigns, and any other Person who hereafter becomes a "Lender" pursuant to an Assignment and Acceptance.

Lending Office:  the office designated as such by the applicable Lender at the time it becomes party to this Agreement or thereafter by notice to Agent and Borrower Agent.

Letter of Credit:  each Existing Letter of Credit and any other standby or documentary letter of credit issued by Issuing Bank for the account of a U.S. Obligor or Canadian Obligor, or any indemnity, guarantee, exposure transmittal memorandum or similar form of credit support issued by Agent or Issuing Bank for the benefit of a U.S. Obligor or Canadian Obligor.

Letter of Credit Subline:  the Dollar Equivalent of $15,000,000.

LIBOR:  for any Interest Period with respect to a LIBOR Loan, the per annum rate of interest (rounded upward, if necessary, to the nearest 1/8th of 1%), determined by Agent at approximately 11:00 a.m.  (London time) two Business Days prior to commencement of such Interest Period, for a term comparable to such Interest Period, equal to (a) the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source designated by Agent); or (b) if BBA LIBOR is not available for any reason, the interest rate at which Dollar deposits in the approximate amount of the LIBOR Loan would be offered by Bank of America's London branch to major banks in the London interbank Eurodollar market.  If the Board of Governors imposes a Reserve Percentage with respect to LIBOR deposits, then LIBOR shall be the foregoing rate, divided by 1 minus the Reserve Percentage.

LIBOR Loan:  each set of LIBOR Revolver Loans having a common length and commencement of Interest Period.

LIBOR Revolver Loan:  a Revolver Loan that bears interest based on LIBOR.

License:  any license or agreement under which an Obligor is authorized to use Intellectual Property in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of Property or any other conduct of its business.

Licensor:  any Person from whom an Obligor obtains the right to use any Intellectual Property.

Lien:  any Person's interest in Property securing an obligation owed to, or a claim by, such Person, whether such interest is based on common law, statute or contract, including liens, security interests, pledges, security transfers, security assignments, hypothecations, secured claims, statutory trusts, deemed trusts, reservations of title, exceptions, encroachments, easements, servitudes, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting Property.

Lien Waiver:  an agreement, in form and substance satisfactory to Agent, by which (a) for any material Collateral located on leased premises, the lessor waives or subordinates any Lien it may have on the Collateral, and agrees to permit Agent to enter upon the premises and remove the Collateral or to use the premises to store or dispose of the Collateral; (b) for any Collateral held by a warehouseman, processor, shipper, customs broker or freight forwarder, such Person waives or subordinates any Lien it may have on the Collateral, agrees to hold any Documents in its possession relating to the Collateral as agent for Agent, and agrees to deliver the Collateral to Agent upon request; (c) for any Collateral held by a repairman, mechanic or bailee, such Person acknowledges Agent's Lien, waives or subordinates any Lien it may have on the Collateral, and agrees to deliver the Collateral to Agent upon request; and (d) for any Collateral subject to a Licensor's Intellectual Property rights, the Licensor grants to Agent the right, vis-à-vis such Licensor, to enforce Agent's Liens with respect to the Collateral, including the right to dispose of it with the benefit of the Intellectual Property, whether or not a default exists under any applicable License.

Loan:  a Revolver Loan.

Loan Account:  the loan account established by each Lender on its books pursuant to Section 5.8.

Loan Documents:  this Agreement, Other Agreements and Security Documents.

Loan Year:  each 12 month period commencing on the Closing Date and on each anniversary of the Closing Date.

Margin Stock:  as defined in Regulation U of the Board of Governors.

Material Adverse Effect:  the effect of any event or circumstance that, taken alone or in conjunction with other events or circumstances, (a) has or could be reasonably expected to have a material adverse effect on the business, operations, Properties, prospects or condition (financial or otherwise) of any Obligor, on the value of any material Collateral, on the enforceability of any Loan Documents, or on the validity or priority of Agent's Liens on any Collateral; (b) impairs the ability of any Obligor to perform any obligations under the Loan Documents, including repayment of any Obligations; or (c) otherwise impairs the ability of Agent or any Lender to enforce or collect any Obligations or to realize upon any Collateral.

Material Contract:  any agreement or arrangement to which an Obligor or Subsidiary is party (other than the Loan Documents) (a) that is deemed to be a material contract under any securities law applicable to such Obligor, including the Securities Act of 1933; (b) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect; or (c) that relates to Subordinated Debt, or Debt in an aggregate amount of $1,000,000 or more.

Measurement Period:  as of the last day of each applicable Fiscal Month, the immediately preceding 12 Fiscal Months.

Moody's:  Moody's Investors Service, Inc., and its successors.

Multiemployer Plan:  any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any Obligor or ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

NBOL Compliance Letter:  with respect to any In-Transit Inventory, a letter in a form satisfactory to Agent that is sent from a Foreign Vendor of such Inventory or the NVOCC with respect to such Inventory, to Agent together with the original counterparts of bills of lading covering such Inventory.

Net Proceeds:  with respect to an Asset Disposition, proceeds (including, when received, any deferred or escrowed payments) received by an Obligor or Subsidiary in cash from such disposition, net of (a) reasonable and customary costs and expenses actually incurred in connection therewith, including legal fees and sales commissions; (b) amounts applied to repayment of Debt secured by a Permitted Lien senior to Agent's Liens on Collateral sold; (c) transfer or similar taxes; and (d) reserves for indemnities, until such reserves are no longer needed.

New Canadian Lender:  as defined in Section 2.1.9(c) of the Loan Agreement.

New U.S. Lender:  as defined in Section 2.1.9(c) of the Loan Agreement.

NOLV Percentage:  the net orderly liquidation value of Inventory, expressed as a percentage of the Value of Inventory based upon the applicable segment of Inventory (e.g., work-in-process, raw materials or finished goods), expected to be realized at an orderly, negotiated sale held within a reasonable period of time, net of all liquidation expenses, as determined from the most recent appraisal of a Borrower's and Canadian Guarantors' Inventory performed by an appraiser and on terms satisfactory to Agent.

NOL Value:  with reference to the net orderly liquidation value on any date of Equipment of a Borrower or a Canadian Guarantor, the orderly liquidation value of such Equipment, net of all costs and expenses reasonably expected to be incurred in the conduct of any liquidation of such Equipment, as determined pursuant to an appraisal performed by Agent or, at its election, by an appraiser reasonably satisfactory to Agent; and if Agent has performed or caused to be performed more than one such appraisal of Equipment of such Borrower or Canadian Guarantor, then the orderly liquidation value on any date for such Borrower's or Canadian Guarantor's Equipment shall be the value determined from the most recent appraisal of such Borrower's or Guarantor's Equipment that is conducted pursuant to this Agreement.

Note Pledge Agreement: any Note Pledge Agreement executed by an Obligor in favor of Agent, for the benefit of Secured Parties, to secure the Secured Obligations, as any of the same may be amended, restated, supplemented or otherwise modified from time to time.

Notes:  each Revolver Note or other promissory note executed by a Borrower to evidence any Obligations.

Notice of Borrowing:  a Notice of Borrowing to be provided by Borrower Agent to request a Borrowing of Revolver Loans, in form satisfactory to Agent.

Notice of Conversion/Continuation:  a Notice of Conversion/Continuation to be provided by Borrower Agent to request a conversion or continuation of any Loans as LIBOR Loans or Canadian BA Rate Loans, in form satisfactory to Agent.

NVOCC:  with respect to any In-Transit Inventory, a non-vessel operating common carrier engaged as a freight forwarder or otherwise to assist in the importation of In-Transit Inventory.

Obligations:  all (a) principal of and premium, if any, on the Loans, (b) LC Obligations and other obligations of U.S. Borrowers with respect to Letters of Credit, including all Existing Letters of Credit, (c) interest, expenses, fees and other sums payable by Obligors under Loan Documents, (d) obligations of Obligors under any indemnity for Claims, (e) Extraordinary Expenses, (f) Bank Product Debt, and (g) other Debts, obligations and liabilities of any kind owing by Obligors pursuant to the Loan Documents, whether now existing or hereafter arising, whether evidenced by a note or other writing, whether allowed in any Insolvency Proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether direct or indirect, absolute or contingent, due or to become due, primary or secondary, or joint or several.

Obligor:  a U.S. Obligor or Canadian Obligor or any other Person that is at any time liable for the payment of the whole or any part of the Obligations or that has granted in favor of Agent a Lien upon any of any of such Person's assets to secure payment of any of the Obligations.

Ordinary Course of Business:  the ordinary course of business of any Obligor or Subsidiary, consistent with past practices and undertaken in good faith.

Organic Documents:  with respect to any Person, its charter, certificate or articles of incorporation, bylaws, articles of organization, limited liability agreement, operating agreement, members agreement, shareholders agreement, partnership agreement, certificate of partnership, certificate of formation, memorandum of association, voting trust agreement, or similar agreement or instrument governing the formation or operation of such Person.

OSHA:  the Occupational Safety and Hazard Act of 1970.

Other Agreement:  each Note; LC Document; Fee Letter; Lien Waiver; Borrowing Base Certificate, Compliance Certificate, financial statement or report delivered hereunder; or other document, instrument or agreement (other than this Agreement or a Security Document) now or hereafter delivered by an Obligor or other Person to Agent or a Lender in connection with any transactions relating hereto.

Other Taxes:  all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

Overadvance:  as defined in Section 2.1.7.

Overadvance Loan:  a U.S. Base Rate Revolver Loan or a Canadian Prime Rate Loan or a Canadian Base Rate Loan, as applicable, made when an Overadvance exists or is caused by the funding thereof.

Parent:  Intertape Polymer Group Inc., a  corporation organized under the Canada Business Corporations Act and a Guarantor.

Participant:  as defined in Section 13.2.

Patent Security Agreement:  each patent security agreement pursuant to which an Obligor grants to Agent, for the benefit of Secured Parties, a Lien on such Obligor's interests in its patents, as security for the Obligations.

PATRIOT Act:  the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub.  L.  No.  107-56, 115 Stat.  272 (2001).

Payment Item:  each check, draft or other item of payment payable to an Obligor, including those constituting proceeds of any Collateral.

PBA:  the Pensions Benefits Act (Ontario) or any other Canadian federal or provincial statute in relation to Canadian Pension Plans.

PBGC:  the Pension Benefit Guaranty Corporation.

Pension Plan:  any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Obligor or ERISA Affiliate or to which the Obligor or ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the preceding five plan years, and includes a Canadian Pension Plan, as applicable.

Permitted Asset Disposition:

(i)

as long as no Default or Event of Default exists and as long as all Net Proceeds are remitted to Agent at any time that a Trigger Period exists or a payment is otherwise required under Section 5.2, an Asset Disposition that is:

(a)

a sale of Inventory in the Ordinary Course of Business;

(b)

a disposition of Inventory that is obsolete, unmerchantable or otherwise unsaleable in the Ordinary Course of Business; or

(c)

a sale of Equipment other than Eligible Equipment for a cash price at least equal to its fair market value; and

(ii)

as long as no Default or Event of Default exists:

(a)

termination of a lease of real or personal Property that is not necessary for the Ordinary Course of Business, could not reasonably be expected to have a Material Adverse Effect and does not result from an Obligor’s default;

(b)

a sale of Real Estate; or

(c)

Asset Dispositions among U.S. Obligors or among Canadian Obligors so long as Agent's first priority Lien continues in any such assets after giving effect to such disposition and Obligors execute and deliver to Agent any and all documents, agreements or instruments reasonably required by Agent in connection with such Asset Disposition; and

(iii)

as long as no Default or Event of Default exists, a sale of Eligible Equipment so long as the Equipment Formula Amount or Post-Closing Equipment Formula Amount with respect thereto is reduced by (x) the greater of the Net Proceeds of such Eligible Equipment or

85% of the NOL Value of such Eligible Equipment minus (y) the amount of any applicable Equipment Amortization Amount or Post-Closing Equipment Amortization Amount as calculated on such date;

provided, that in no event shall the aggregate amount of dispositions of Eligible Equipment  exceed $10,000,000 in the aggregate during any 12 month period; and

(iv)

such other Asset Disposition that is otherwise approved in writing by Agent and Required Lenders

Permitted Consignee Location:  premises at which Consigned Inventory is located and which are (a) owned by an Eligible Consignee, (b) leased by an Eligible Consignee and, as to which leased premises, either the applicable Borrower shall have caused to be delivered to Agent a Lien Waiver or Agent shall have established a Rent and Charges Reserve, or (c) otherwise acceptable to Agent in its Credit Judgment.

Permitted Contingent Obligations:  Contingent Obligations (a) arising from endorsements of Payment Items for collection or deposit in the Ordinary Course of Business; (b) arising from Hedging Agreements permitted hereunder; (c) existing on the Closing Date, and any extension or renewal thereof that does not increase the amount of such Contingent Obligation when extended or renewed; (d) incurred in the Ordinary Course of Business with respect to surety, appeal or performance bonds, or other similar obligations; (e) arising from customary indemnification obligations in favor of purchasers in connection with dispositions of Equipment permitted hereunder; (f) arising under the Loan Documents; or (g) in an aggregate amount of $2,500,000 or less at any time.

Permitted Distribution:  a Distribution by an Obligor (other than an Upstream Payment) so long as the Restricted Payment Conditions are satisfied.

Permitted Investment Additional Conditions:  with respect to any Investment, satisfaction of each of the following conditions as reasonably determined by Agent:

(i)

Obligors shall have made available to Agent, not later than 20 Business Days prior to the proposed date of the proposed acquisition or other Investment, copies of (a) lien search results with respect to any acquired Property, (b) the agreements and other documents to be executed and delivered by Obligors and any other Person in connection with such acquisition (including but not limited to the purchase and sale agreement with all schedules and exhibits thereto) or other Investment, and (c) all other due diligence information obtained or prepared by Obligors in connection with such acquisition or other Investment and consistent with Obligors' past practice in connection with prior acquisitions;

(ii)

such Investment shall be limited to Investments in Persons organized under the laws of the United States or any state thereof or of Canada or any province thereof;

(iii)

such Investment shall be in a Person that is engaged primarily in one or more businesses in which Borrowers are engaged;

(iv)

Agent shall have received evidence satisfactory to it that, both before and after giving pro forma effect to such acquisition or other Investment, each Obligor is Solvent;

(v)

with respect to any Property acquired in such acquisition or other Investment (but, in any event, excluding (a) any Property otherwise described in subsection (iv) of this definition, and (b) interests in any joint venture to the extent that the joint venture agreement of such joint venture prohibits the pledge of such interests), Obligors shall have (X) executed and delivered to Agent such amendments or supplements to the relevant Security Documents or such other documents as Agent deems necessary or advisable to grant to Agent, for the benefit of the Secured Parties, a Lien on such Property, and (Y) taken all actions necessary or advisable to cause such Lien to be duly perfected to the extent required by such Security Documents in accordance with all Applicable Laws, including but not limited to the filing of financing statements in such jurisdictions as Agent requests;

(vi)

with respect to any Person that becomes a Subsidiary of any Obligor as a result of such acquisition or other Investment, Obligors, such Person shall contemporaneously with the consummation of such acquisition or other Investment, (a) execute and deliver to Agent such amendments to the relevant Security Documents as Agent deems necessary or advisable to grant to Agent, for the benefit of the Secured Parties, a Lien on all Equity Interests in such Person that are owned by any Obligor (provided that, in no event shall more than sixty-five percent (65%) of the voting Equity Interests in any Foreign Subsidiary be required to be so pledged (other than a Canadian Subsidiary with respect to which 100% of the Equity Interests shall be pledged to Agent)), (b) deliver to Agent each certificate representing such Equity Interests, together with undated irrevocable powers executed and delivered in blank by a duly authorized officer of such Person or the applicable Obligor, as the case may be, (c) execute and deliver to the Agent a joinder agreement to this Agreement and such other documents (including, if requested by Agent, an amendment to any Hedging Agreement to add such Person as a party thereto) as Agent deems necessary or advisable to add such Person as an additional "Guarantor" or, at Agent's option and with respect to U.S. Obligors only, "Borrower" under the Loan Documents, and (d) take all actions necessary or advisable to cause the Lien created by such Security Documents to be duly perfected to the extent required by such Security Documents in accordance with all Applicable Laws, including but not limited to the filing of financing statements in such jurisdictions as Agent requests;

(vii)

Obligors shall have delivered to Agent certified resolutions of Obligors' shareholders, members, partners, directors or other applicable governing bodies, that evidence their consent to any such acquisition or other Investment unless waived in writing by Lenders;

(viii)

if requested by Agent, Obligors shall have delivered to Agent legal opinions relating to the matters described in clauses (iii),  (iv) and (vii) immediately preceding, which legal opinions shall be in form and substance, and from counsel, satisfactory to Agent in its reasonable discretion;

(ix)

such Investment is not prohibited by Applicable Law;

(x)

in connection with any acquisition of all or a material part of the Equity Interests of any Person or the assets or business unit of any Person, Obligors shall have delivered to Agent evidence satisfactory to Agent that the Fixed Charge Coverage Ratio as of the last day of the immediately preceding fiscal month for which financial statements have been delivered to Agent and Lenders after giving pro forma effect to such acquisition is at least 1.0 to 1.0, calculated in a manner satisfactory to Agent; and

(xi)

no additional Debt shall be incurred in connection with such Investment except to the extent expressly permitted under Section 10.2.1.

Permitted Lien:  as defined in Section 10.2.2.

Permitted Processor Location:  premises at which Inventory of a Borrower or Canadian Guarantor is located and which are (a) owned by an Eligible Processor; (b) leased by an Eligible Processor and, as to which leased premises, either the applicable Borrower or Canadian Guarantor shall have caused to be delivered to Agent a Lien Waiver or Agent shall have established a Rent and Charges Reserve; or (c) otherwise acceptable to Agent in its Credit Judgment.

Permitted Purchase Money Debt:  Purchase Money Debt of Obligors and Subsidiaries that is unsecured or secured only by a Purchase Money Lien, including the Existing Purchase Money Debt, but only so long as the aggregate amount does not exceed at any time the sum of (i) $25,000,000 for any Purchase Money Debt incurred after the Closing Date and (ii) the outstanding balance of the Existing Purchase Money Debt as of the Closing Date.

Permitted Real Estate Debt:  Borrowed Money that (i) is incurred by a Borrower or a Canadian Guarantor after the Closing Date, (ii) is secured by a Lien on Real Estate only and not by a Lien on any Collateral and (iii) satisfies each of the other Permitted Real Estate Debt Conditions, but not to exceed in the aggregate at any time with respect to all such Permitted Real Estate Debt $35,000,000 in the aggregate.

Permitted Real Estate Debt Conditions:  each of the following conditions, the satisfaction of which, as reasonably determined by Agent, shall be required in connection with the incurrence by a Borrower or a Canadian Guarantor of Permitted Real Estate Debt:

(i)

no Default or Event of Default exists at the time that such Permitted Real Estate Debt is incurred or would result therefrom;

(ii)

concurrently with the incurrence of such Permitted Real Estate Debt, the net proceeds thereof are applied to the outstanding principal amount of the Revolver Loans (but without permanently reducing the Revolver Commitments);

(iii)

the maturity date of such Permitted Real Estate Debt is no earlier than June 28, 2013; and

(iv)

the financial institution or other Person that provides such Permitted Real Estate Debt executes and delivers to Agent a mortgagee waiver in form and substance reasonably satisfactory to Agent and Borrower Agent.

Person:  any individual, corporation, limited liability company, unlimited liability company, partnership, joint venture, joint stock company, land trust, business trust, unincorporated organization, Governmental Authority or other entity.

Plan:  any employee benefit plan (as such term is defined in Section 3(3) of ERISA) established by an Obligor or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, an ERISA Affiliate.

Portuguese Subsidiary:  Fibope Portuguesa-Filmes Biorientados S.A., a company formed under the laws of Portugal and a wholly-owned Subsidiary of Parent.

Post-Closing Equipment Amortization Amount:  with respect to any Availability added to the Borrowing Base based upon the Post-Closing Equipment Formula Amount, as of any date of determination, the aggregate amortization of such amount determined as follows:  as of the first day of each month following the month in which such Availability is added to the Borrowing Base, the Post-

Closing Equipment Amortization Amount shall be increased by the applicable percentage referenced below:

Date	Amortization Rate
Months 1 through 12	0.833% per month
Months 13 through 24	1.250% per month
Months 25 through 60	1.667% per month
Commitment Termination Date	The then outstanding remaining balance thereof

Post-Closing Equipment Formula Amount:  as of any date of determination, the lesser of:

(i)

30% of the Commitments as of such date of determination less the aggregate amount of Availability created under the Post-Closing Equipment Formula Amount and the Equipment Formula Amount less the Post-Closing Equipment Amortization Amount less the Equipment Amortization Amount, and

(ii)

85% of the NOL Value on such date of determination of Eligible Equipment acquired by a Borrower or a Canadian Guarantor after the Closing Date and owned by a Borrower or a Canadian Guarantor on such date of determination.

Eligible Equipment in the Post-Closing Equipment Formula Amount will consist only of Eligible Equipment acquired subsequent to the effective date of the most recent appraisal whereby Eligible Equipment was contributed to Availability from the Equipment Formula Amount or Post-Closing Equipment Formula Amount provided, that a Borrower or a Canadian Guarantor are permitted only one addition to the Post-Closing Equipment Formula Amount per Fiscal Year in respect of Availability created from the Post-Closing Equipment Formula Amount.

PPSA:  the Personal Property Security Act (Ontario) and the regulations thereunder; provided, however, if validity, perfection and effect of perfection and non-perfection of Agent's security interest in any Collateral of any Canadian Obligor are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws (including the Civil Code of Quebec) in such other jurisdiction for the purposes of the provisions hereof relating to such validity, perfection, and effect of perfection and non-perfection and for the definitions related to such provisions, as from time to time in effect.

Pro Rata:  (a) when used with reference to a Lender's share on any date of the total Borrower Group Commitments to a Borrower Group, its participating interest in LC Obligations (if applicable) of and Swingline Loans to the members of such Borrower Group, its share of payments made by the members of such Borrower Group with respect to Borrower Group Obligations, and its obligation to pay or reimburse Agent for Extraordinary Expenses owed by such Borrower Group or to indemnify any Indemnitees for Claims relating to such Borrower Group, a percentage (expressed as a decimal, rounded to the ninth decimal place) derived by dividing the amount of the Borrower Group Commitment of such Lender to such Borrower Group on such date by the aggregate amount of the Borrower Group Commitments of all Lenders to such Borrower Group on such date (whether or not any of such Borrower Group Commitments have been terminated on or before such date) or (b) when used for any other reason, a percentage (expressed as a decimal, rounded to the ninth decimal place) derived by dividing the amount of the Commitment of such Lender on such date by the aggregate amount of the Commitments of all Lenders on such date (whether or not any of such Commitments have been terminated on or before such date).

Proceeds of Crime Act:  the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (or any successor statute), as amended from time to time, and includes all regulations thereunder.

Properly Contested:  with respect to any obligation of an Obligor, (a) the obligation is subject to a bona fide dispute regarding amount or the Obligor's liability to pay; (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued; (c) appropriate reserves have been established in accordance with GAAP; (d) non-payment could not have a Material Adverse Effect, nor result in forfeiture or sale of any assets of the Obligor; (e) no Lien is imposed on assets of the Obligor, unless bonded and stayed to the satisfaction of Agent; and (f) if the obligation results from entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review.

Property:  any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

Protective Advances:  as defined in Section 2.1.8.

Purchase Money Debt:  (a) Debt (other than the Obligations) for payment of any of the purchase price of fixed assets; (b) Debt (other than the Obligations) incurred within 10 days before or after acquisition of any fixed assets, for the purpose of financing any of the purchase price thereof; and (c) any renewals, extensions or refinancings (but not increases) thereof.

Purchase Money Lien:  a Lien that secures Purchase Money Debt, encumbering only the fixed assets acquired with such Debt and constituting a Capital Lease or a purchase money security interest under the UCC or, with respect to any Debt of any Canadian Obligor, the PPSA.

RCRA:  the Resource Conservation and Recovery Act (42 U.S.C.  §§ 6991-6991i).

RDPRM:  Quebec Register of Personal and Movable Real Rights or Registre des droits personnels et reels mobiliers du Quebec.

Real Estate:  all right, title and interest (whether as owner, lessor or lessee) in any real Property or any buildings, structures, parking areas or other improvements thereon.

Real Estate Assets: as defined in Section 7.3.2.

Refinancing Conditions:  the following conditions for Refinancing Debt:  (a) it is in an aggregate principal amount that does not exceed the principal amount of the Debt being extended, renewed or refinanced; (b) it has a final maturity no sooner than, a weighted average life no less than the Debt being extended, renewed or refinanced; (c) it is subordinated to the Obligations at least to the same extent as the Debt being extended, renewed or refinanced; (d) the representations, covenants and defaults applicable to it are, viewed collectively, no less favorable to Obligors than those applicable to the Debt being extended, renewed or refinanced; (e) no additional Lien is granted to secure it; and (f) upon giving effect to it, no Default or Event of Default exists.

Refinancing Debt:  Borrowed Money that is the result of an extension, renewal or refinancing of Debt permitted under Section 10.2.1(b), (c), (d), (f) or (j).

Reimbursement Date:  as defined in Section 2.3.2.

Rent and Charges Reserve:  the aggregate of (a) all past due rent and other amounts owing by an Obligor to any landlord, warehouseman, processor, repairman, mechanic, shipper, freight forwarder, broker or other Person who possesses any Collateral or could assert a Lien on any Collateral; and (b) a reserve at least equal to three months rent and other charges that could be payable to any such Person, unless it has executed a Lien Waiver.

Report:  as defined in Section 12.2.3.

Reportable Event:  any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

Required Borrower Group Lenders:  at any date of determination thereof, Lenders having Borrower Group Commitments to a Borrower Group representing more than 50% of the aggregate Borrower Group Commitments to such Borrower Group at such time; provided, however, that if any such Lender shall be in breach of any of its obligations hereunder to Borrowers within such Borrower Group or Agent, including any breach resulting from its failure to honor its Borrower Group Commitment to such Borrower Group in accordance with the terms of this Agreement, then, for so long as such breach continues, the term "Required Borrower Group Lenders" shall mean Lenders (excluding each Lender that is in breach of its obligations under this Agreement to such Borrower Group) having Borrower Group Commitments to such Borrower Group representing more than 50% of the aggregate Borrower Group Commitments to such Borrower Group (excluding the Borrower Group Commitments of each Lender that is in breach of its obligations under this Agreement) at such time; provided further, however, that if all of the Borrower Group Commitments to such Borrower Group have been terminated, the term "Required Borrower Group Lenders" shall mean Lenders to such Borrower Group (excluding each Lender that is in breach of its obligations under this Agreement) holding Revolver Loans (including Swingline Loans) representing more than 50% of the aggregate principal amount of Revolver Loans (including Swingline Loans) outstanding at such time.

Required Lenders:  at any date of determination thereof, Lenders having Borrower Group Commitments representing more than 50% of the aggregate Borrower Group Commitments at such time; provided, however, that if any Lender shall be in breach of any of its obligations hereunder to Borrowers or Agent, including any breach resulting from its failure to honor its Borrower Group Commitment in accordance with the terms of this Agreement, then, for so long as such breach continues, the term "Required Lenders" shall mean Lenders (excluding each Lender that is in breach of its obligations under this Agreement) having Borrower Group Commitments representing more than 50% of the aggregate Borrower Group Commitments (excluding the Borrower Group Commitments of each Lender that is in breach of its obligations under this Agreement) at such time; provided further, however, that if all of the Borrower Group Commitments have been terminated, the term "Required Lenders" shall mean Lenders (excluding each Lender that is in breach of its obligations under this Agreement) holding Revolver Loans (including Swingline Loans) representing more than 50% of the aggregate principal amount of Revolver Loans (including Swingline Loans) outstanding at such time.

Reserve Percentage:  the reserve percentage (expressed as a decimal, rounded upward to the nearest 1/8th of 1%) applicable to member banks under regulations issued from time to time by the Board of Governors for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities").

Restricted Investment:  any Investment by an Obligor or Subsidiary (other than an Excluded Foreign Subsidiary), other than (a) Investments in Subsidiaries to the extent existing on the Closing Date; (b) Cash Equivalents that are subject to Agent's Lien and control, pursuant to documentation in form and substance satisfactory to such Agent; (c) loans and advances permitted under Section 10.2.7; (d) the conversion of any amounts owed by Fibope to any Obligor as of the Closing Date into Equity Interests in Fibope; and (e) any other Investment so long as (i) the Restricted Payment Conditions are satisfied and (ii) all of the Permitted Investment Additional Conditions are satisfied.

Restricted Payment Conditions:  with respect to any proposed Distribution, Investment, loan, Advisory Services Payment or permitted payment on Borrowed Money under Section 10.2.8, satisfaction of each of the following conditions as determined by Agent in its reasonable discretion:

(a)

no Default or Event of Default exists or would be caused thereby, and

(b)

after giving pro forma effect to such Distribution, Investment, loan or other payment, either

(i)

Availability (before giving effect to the Specified Reserve) is greater than $35,000,000, or

(ii)

after Borrowers' delivery of monthly financial statements pursuant to Section 10.1.2(b) for the month of April, 2008, (A) Availability (before giving effect to the Specified Reserve) is greater than $25,000,000, but less than or equal to $35,000,000, (B) the aggregate amount of such Distributions, Investments, loans or other payments made under this clause (b)(ii) during any twelve month period (after giving effect to the proposed Distribution, Investment, loan or other payment) does not exceed $15,000,000, and (C) the Fixed Charge Coverage Ratio (which, prior to Borrowers' delivery of monthly financial statements pursuant to Section 10.1.2(b) for the month of March, 2009, shall be calculated on an annualized basis and in a manner satisfactory to Agent) as of the last day of the immediately preceding fiscal month for which financial statements have been delivered to Agent and Lenders and after giving pro forma effect to such Distribution, Investment, loan or other payment, is at least 1.0 to 1.0.

Restrictive Agreement:  an agreement (other than a Loan Document) that conditions or restricts the right of any Borrower, Subsidiary or other Obligor to incur or repay Borrowed Money, to grant Liens on any assets, to declare or make Distributions, to modify, extend or renew any agreement evidencing Borrowed Money, or to repay any intercompany Debt.

Revolver Loan:  a loan made pursuant to Section 2.1, and any Swingline Loan, Overadvance Loan or Protective Advance.

Revolver Notes:  collectively, the U.S. Revolver Notes and the Canadian Revolver Notes.

Revolver Termination Date:  March 28, 2013.

Royalties:  all royalties, fees, expense reimbursement and other amounts payable by an Obligor  under a License.

S&P:  Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

Secured Parties:  Agent, Issuing Bank, Lenders and providers of Bank Products.

Security Documents:  the Guaranties, Patent Security Agreements, Note Pledge Agreement, Trademark Security Agreements, Insurance Assignments, Canadian Security Agreements, Deposit Account Control Agreements, and all other documents, instruments and agreements now or hereafter securing (or given with the intent to secure) any Obligations.

Senior Officer:  the chairman of the board, president, chief executive officer or chief financial officer of a Borrower or, if the context requires, an Obligor.

Settlement Report:  a report delivered by Agent to the Applicable Lenders summarizing the Revolver Loans and, if applicable, participations in LC Obligations outstanding to U.S. Borrowers as of a given settlement date, allocated to the Applicable Lenders on a Pro Rata basis in accordance with their Borrower Group Commitments.

Solvent:  (a) as to any Person (other than a Canadian Obligor), such Person (i) owns Property whose fair salable value is greater than the amount required to pay all of its debts (including contingent, subordinated, unmatured and unliquidated liabilities); (ii) owns Property whose present fair salable value (as defined below) is greater than the probable total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of such Person as they become absolute and matured; (iii) is able to pay all of its debts as they mature; (iv) has capital that is not unreasonably small for its business and is sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (v) is not "insolvent" within the meaning of Section 101(32) of the Bankruptcy Code; and (vi) has not incurred (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) under any Loan Documents, or made any conveyance in connection therewith, with actual intent to hinder, delay or defraud either present or future creditors of such Person or any of its Affiliates and (b) with respect to any Canadian Obligor, is not an "insolvent person" as defined in the Bankruptcy and Insolvency Act (Canada).  "Fair salable value" means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.

Specified Release Date:  the earlier to occur of July 28, 2008 or the date on which Agent has received proceeds of Permitted Real Estate Debt in an aggregate amount of at least $10,000,000.

Specified Reserve:  a reserve in the amount of $15,000,000 established by Agent on the Closing Date and to be released upon the Specified Release Date.

Subordinated Debt:  Debt incurred by an Obligor that is expressly subordinate and junior in right of payment to Full Payment of all Obligations, and that is on terms (including maturity, interest, fees, repayment, covenants and subordination) reasonably satisfactory to Agent.

Subsidiary:  any entity at least 50% of whose voting securities or Equity Interests is owned by an Obligor or any combination of Obligors (including indirect ownership by an Obligor through other entities in which an Obligor directly or indirectly owns 50% of the voting securities or Equity Interests).

Swingline Loan:  any Borrowing of U.S. Base Rate Revolver Loans or Canadian Revolver Loans, as applicable, funded with an Applicable Swingline Lender's funds, until such Borrowing is settled among the Applicable Lenders pursuant to Section 4.1.3.

Taxes:  all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

Termination Event:  (a) the whole or partial withdrawal of the Canadian Borrower or any Canadian Guarantor from a Canadian Pension Plan during a plan year; or (b) the filing of a notice of interest to terminate in whole or in part a Canadian Pension Plan or the treatment of a Canadian Pension Plan amendment as a termination of partial termination; or (c) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a trustee appointed to administer a Canadian Pension Plan; or (d) any other event or condition which might constitute grounds for the termination of, winding up or partial termination of winding up or the appointment of trustee to administer, any Canadian Pension Plan.

Total Revolver Exposure:  as of any date of determination the sum of the Canadian Revolver Exposure and the U.S. Revolver Exposure on such date of determination.

Trademark Security Agreement:  each trademark security agreement pursuant to which an Obligor grants to Agent, for the benefit of Secured Parties, a Lien on such Obligor's interests in trademarks, as security for the Obligations.

Transferee:  any actual or potential Eligible Assignee, Participant or other Person acquiring an interest in any Obligations.

Trigger Period:  the period (a) commencing on the day that an Event of Default occurs, or Availability is less than $25,000,000 at any time; and (b) continuing until no Event of Default has existed and Availability has been greater than $25,000,000 at all times during a period of at least 60 consecutive days.

Type:  any type of a Loan (i.e., U.S. Base Rate Loan, LIBOR Loan, Canadian BA Rate Loan, Canadian Base Rate Loan, or Canadian Prime Rate Loan) that has the same interest option and, in the case of LIBOR Loans or Canadian BA Rate Loans, the same Interest Period, and which shall be either an Interest Period Loan or a Floating Rate Loan.

UCC:  the Uniform Commercial Code as in effect in the State of New York or, when the laws of any other jurisdiction govern the perfection or enforcement of any Lien, the Uniform Commercial Code of such jurisdiction.

Unfunded Pension Liability: the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan’s assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year and includes any unfunded liability or solvency deficiency as determined for the purposes of the PBA.

Upstream Payment:  a Distribution by a Subsidiary of a Borrower or Guarantor to such Borrower or Guarantor.

U.S. Availability:  on any date of determination, the remainder of (a) the lesser of (i) the U.S. Revolver Commitments on such date of determination less the LC Reserve on such date of determination and (ii) the Borrowing Base on such date of determination minus the Dollar Equivalent of the principal balance of all Canadian Revolver Loans on such date of determination, minus (b) the principal balance of all U.S. Revolver Loans on such date of determination.

U.S. Base Rate:  the rate of interest announced by Bank of America from time to time as its prime rate.  Such rate is a rate set by Bank of America based upon various factors including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such announced rate.  Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

U.S. Base Rate Loan:  any Loan that bears interest based on the U.S. Base Rate, including any U.S. Base Rate Revolver Loan.

U.S. Base Rate Revolver Loan:  a Revolver Loan that bears interest based on the U.S. Base Rate.

U.S. Borrowers:  as defined in the preamble of this Agreement.

U.S. Guarantor:  IPG Holdings LP and each Subsidiary of a U.S. Borrower that is a U.S. Subsidiary and executes a Guaranty or Guaranties of the Obligations.

U.S. Guaranty:  each guarantee agreement executed by a U.S. Guarantor in favor of Agent guaranteeing all or any portion of the Obligations.

U.S. Lenders:  Bank of America and each other Lender (other than Canadian Lenders) permitted hereunder.

U.S. Obligations:  on any date, the portion of the Obligations outstanding that are owing by U.S. Borrowers or any other U.S. Obligor.

U.S. Obligor:  a U.S. Borrower or a U.S. Guarantor.

U.S. Revolver Commitment: for any U.S. Lender, its obligation to make U.S. Revolver Loans and to participate in LC Obligations up to the maximum principal amount shown on Schedule 1.1, or as hereafter determined pursuant to each Assignment and Acceptance to which it is a party, as such U.S. Revolver Commitment may be adjusted from time to time in accordance with the provisions of Section 2.1.6, 2.1.9, or 11.2.

U.S. Revolver Commitments: the aggregate amount of such commitments of all U.S. Lenders.

U.S. Revolver Exposure:  on any date, an amount equal to the sum of the U.S. Revolver Loans outstanding on such date plus the LC Obligations on such date.

U.S. Revolver Loan: a Revolver Loan made by U.S. Lenders to U.S. Borrowers pursuant to Section 2.1.1, which Revolver Loan shall be denominated in Dollars and shall be either a U.S. Base Rate Loan or a LIBOR Loan, in each case as selected by U.S. Borrowers.

U.S. Revolver Note: the promissory notes to be executed by U.S. Borrowers on or about the Closing Date in favor of each U.S. Lender to evidence the U.S. Revolver Loans funded from time to time by such U.S. Lender (other than Swingline Loans), which shall be in the form of Exhibit A-2 to this Agreement, together with any replacement or successor notes therefor.

U.S. Subsidiary:  a Subsidiary of an Obligor that is organized under the laws of a state of the United States or the District of Columbia.

Value:  (a) for Inventory, its value determined on the basis of the lower of cost or market, calculated on a first-in, first-out basis, and excluding any reserves established by Obligors and any portion of cost attributable to intercompany profit among Borrowers and Canadian Guarantors and their Affiliates; and (b) for an Account, its face amount, net of any returns, rebates, discounts (calculated on the shortest terms), credits, allowances or Taxes (including sales, excise or other taxes) that have been or could be claimed by the Account Debtor or any other Person.

Vendor Agreement:  a Vendor Agreement between Agent and a Foreign Vendor that is in or is otherwise in form and substance reasonably satisfactory to Agent and pursuant to which, among other things, the parties shall agree upon their relative rights with respect to In-Transit Inventory of a Borrower or Canadian Guarantor purchased from such Foreign Vendor.

1.2

Accounting Terms

.  Under the Loan Documents (except as otherwise specified herein), all accounting terms shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP applied on a basis consistent with the most recent audited financial statements of Obligors and their Subsidiaries delivered to Agent before the Closing Date and using the same inventory valuation method as used in such financial statements, except for any change required or permitted by GAAP if Obligors' certified public accountants concur in such change, the change is disclosed to Agent, and Section 10.3 is amended in a manner satisfactory to Required Lenders to take into account the effects of the change.

1.3

Uniform Commercial Code

.  As used herein, the following terms are defined in accordance with the UCC in effect in the State of New York from time to time:  "Commercial Tort Claim," "Deposit Account," "Letter-of-Credit Right" and "Supporting Obligation."

1.4

Certain Matters of Construction

.  The terms "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision.  Any pronoun used shall be deemed to cover all genders.  In the computation of periods of time from a specified date to a later specified date, "from" means "from and including," and "to" and "until" each mean "to but excluding."  The terms "including" and "include" shall mean "including, without limitation" and, for purposes of each Loan Document, the parties agree that the rule of ejusdem generis shall not be applicable to limit any provision.  Section titles appear as a matter of convenience only and shall not affect the interpretation of any Loan Document.  All references to (a) laws or statutes include all related rules, regulations, interpretations, amendments and successor provisions; (b) any document, instrument or agreement include any amendments, waivers and other modifications, extensions or renewals (to the extent permitted by the Loan Documents); (c) any section mean, unless the context otherwise requires, a section of this Agreement; (d) any exhibits or schedules mean, unless the context otherwise requires, exhibits and schedules attached hereto, which are hereby incorporated by reference; (e) any Person include successors and assigns; (f) time of day mean time of day at Agent's notice address under Section 14.3.1; or (g) discretion of Agent, Issuing Bank or any Lender mean the sole and absolute discretion of such Person.  Any reference to the time of day shall mean the time of day on the day in question in New York, New York, unless otherwise expressly provided in this Agreement.  Except as otherwise provided in this Agreement, all calculations of Value, fundings of Loans, issuances of Letters of Credit and payments of Obligations shall be in Dollars. Unless the context otherwise requires, all determinations (including calculations of Borrowing Base and financial covenants) made from time to time under the Loan Documents shall be made in light of the circumstances existing at such time.  Borrowing Base calculations shall be consistent with historical methods of valuation and calculation, and otherwise satisfactory to Agent (and not necessarily calculated in accordance with GAAP).  Borrowers shall have the burden of establishing any alleged negligence, misconduct or lack of good faith by Agent, Issuing Bank or any Lender under any Loan Documents.  No provision of any Loan Documents shall be construed against any party by reason of such party having, or being deemed to have, drafted the provision.  Whenever the phrase "to the best of Borrowers' knowledge" or "to the best of Obligors' knowledge" or words of similar import are used in any Loan Documents, it means actual knowledge of a Senior Officer, or knowledge that a Senior Officer would have obtained if he or she had engaged in good faith and diligent performance of his or her duties, including reasonably specific inquiries of employees or agents and a good faith attempt to ascertain the matter to which such phrase relates.

1.5

Interpretation (Quebec)

.  For purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Québec, (q) “personal property” shall be deemed to include “movable property”, (r) “real property” shall be deemed to include “immovable property”, (s) “tangible property” shall be deemed to include “corporeal property”, (t) “intangible property” shall be deemed to include “incorporeal property”, (u) “security interest” and “mortgage” shall be deemed to include a “hypothec”, (v) all references to filing, registering or recording under the UCC or the PPSA shall be deemed to include publication under the Civil Code of Québec, (w) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to the “opposability” of such Liens to third parties, (x) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (y) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, and (z) an “agent” shall be deemed to include a “mandatory”.

SECTION  2.

CREDIT FACILITIES

2.1

Revolver Commitment.

2.1.1

U.S. Revolver Loans to U.S. Borrowers

.  Each U.S. Lender agrees, severally and not jointly with the other U.S. Lenders, upon the terms and subject to the conditions set forth herein, to make U.S. Revolver Loans to U.S. Borrowers on any Business Day during the period from the Closing Date to the Commitment Termination Date, not to exceed in aggregate principal amount outstanding at any time such Lender's U.S. Revolver Commitment at such time, which U.S. Revolver Loans may be repaid and reborrowed in accordance with the provisions of this Agreement; provided, however, that such U.S. Lenders shall have no obligation to U.S. Borrowers whatsoever to honor any request for a U.S. Revolver Loan on or after the Commitment Termination Date or if the amount of the proposed U.S. Revolver Loan exceeds U.S. Availability on the proposed funding date for such U.S. Revolver Loan.  Each Borrowing of U.S. Revolver Loans shall be funded by U.S. Lenders on a Pro Rata basis in accordance with their respective U.S. Revolver Commitments (except for Bank of America with respect to Swingline Loans).  The U.S. Revolver Loans shall bear interest as set forth in Section 3.1.  Each U.S. Revolver Loan shall, at the option of U.S. Borrowers, be made or continued as, or converted into, part of one or more Borrowings that, unless specifically provided herein, shall consist entirely of U.S. Base Rate Loans or LIBOR Loans.  The U.S. Revolver Loans shall be repaid in accordance with the terms of this Agreement and shall be secured by all of the Collateral.  U.S. Borrowers shall be jointly and severally liable to pay all of the Revolver Loans made to any member of their Borrower Group.  Each U.S. Revolver Loan shall be funded and repaid in Dollars.

2.1.2

Canadian Revolver Loans to Canadian Borrower

.  Each Canadian Lender agrees, severally and not jointly with the other Canadian Lenders, upon the terms and subject to the conditions set forth herein, to make Canadian Revolver Loans to Canadian Borrower on any Business Day during the period from the Closing Date to the Commitment Termination Date, not to exceed in aggregate principal amount outstanding at any time, such Canadian Lender's Canadian Revolver Commitment at such time, which Canadian Revolver Loans may be repaid and reborrowed in accordance with the provisions of this Agreement; provided, however, that Canadian Lenders shall have no obligation to Canadian Borrower whatsoever to honor any request for a Canadian Revolver Loan on or after the Commitment Termination Date or if the amount of the proposed Canadian Revolver Loan exceeds Canadian Availability on the proposed funding date for such Canadian Revolver Loan.  Each Borrowing of Canadian Revolver Loans shall be funded by Canadian Lenders on a Pro Rata basis in accordance with their respective Canadian Revolver Commitment (except for Bank of America, N.A. (acting through its Canada branch) with respect to Swingline Loans).  The Canadian Revolver Loans shall bear interest as set forth in Section 3.1.  Each Canadian Revolver Loan shall, at the option of Canadian Borrower, be made or continued as, or converted into, part of one or more Borrowings that, unless specifically provided herein, shall consist entirely of Canadian Prime Rate Loans or Canadian BA Rate Loans if denominated in Canadian Dollars, or Canadian Base Rate Loans or LIBOR Loans if denominated in Dollars.  The Canadian Revolver Loans shall be repaid in accordance with the terms of this Agreement and shall be secured by all of the Collateral.  Each Canadian Revolver Loan shall be funded in Canadian Dollars or, at the option of Canadian Borrower, Dollars and repaid in Canadian Dollars or Dollars according to the denomination of the currency in which the underlying Canadian Revolver Loan was made.

2.1.3

Cap on Total Revolver Exposure

.  Notwithstanding anything to the contrary contained in Sections 2.1.1 and 2.1.2, in no event shall any Borrower be entitled to receive a Revolver Loan if at the time of the proposed funding of such Revolver Loan (and after giving effect thereto and all pending requests for Revolver Loans), the Total Revolver Exposure exceeds (or would exceed) the Commitments.

2.1.4

Revolver Notes

.  The Revolver Loans made by each Lender and interest accruing thereon shall be evidenced by the records of Agent and such Lender.  At the request of any Lender to a Borrower Group, Borrowers within such Borrower Group shall deliver a Revolver Note to such Lender in the amount of such Lender's Borrower Group Commitment to such Borrower Group.

2.1.5

Use of Proceeds

.  The proceeds of Revolver Loans shall be used by Borrowers of a Borrower Group solely (a) to satisfy existing Debt; (b) to pay fees and transaction expenses associated with the closing of this credit facility; (c) to pay Borrower Group Obligations of such Borrower Group in accordance with this Agreement; and (d) for working capital and other lawful corporate purposes of Borrowers of such Borrower Group.

2.1.6

Voluntary Reduction or Termination of Revolver Commitments.

(a)

The Commitments shall terminate on the Revolver Termination Date, unless sooner terminated in accordance with this Agreement.  Upon at least 2 Business Days prior written notice to Agent at any time, Borrowers may, at their option, terminate the Commitments and this credit facility.  Any notice of termination given by Borrowers shall be irrevocable.  On the termination date, Borrowers shall make Full Payment of all Obligations.

(b)

Borrowers within a Borrower Group may permanently reduce the Borrower Group Commitments of such Borrower Group, on a Pro Rata basis for each Applicable Lender, upon at least 2 Business Days prior written notice to Agent, which notice shall specify the amount of the reduction and shall be irrevocable once given.  Each reduction shall be in a minimum amount of $10,000,000, or an increment of $1,000,000 in excess thereof.

2.1.7

Overadvances

.  If (a) the Dollar Equivalent of the aggregate Revolver Loans exceed the Borrowing Base ("Overadvance") or the aggregate Commitments less the LC Reserve at any time, (b) the Dollar Equivalent of the aggregate Canadian Revolver Loans exceed the Canadian Revolver Commitments or (c) the aggregate U.S. Revolver Loans exceed the U.S. Revolver Commitments less the LC Reserve, the excess amount shall be payable by U.S. Borrowers or Canadian Borrower, as applicable, on demand by Agent, but all such Revolver Loans shall nevertheless constitute Obligations secured by the Collateral and entitled to all benefits of the Loan Documents.  Unless its authority has been revoked in writing by Required Lenders, Agent may require the Applicable Lenders to honor requests for Overadvance Loans and to forbear from requiring Borrowers of the applicable Borrower Group to cure an Overadvance, (a) when no other Event of Default is known to Agent, as long as (i) the Overadvance does not continue for more than 30 consecutive days (and no Overadvance may exist for at least five consecutive days thereafter before further Overadvance Loans are required), and (ii) the Overadvance is not known by Agent to exceed $15,000,000; and (b) regardless of whether an Event of Default exists, if Agent discovers an Overadvance not previously known by it to exist, as long as from the date of such discovery the Overadvance (i) is not increased by more than $5,000,000, and (ii) does not continue for more than 30 consecutive days.  In no event shall Overadvance Loans be required that would cause the outstanding U.S. Revolver Loans and LC Obligations to exceed the aggregate U.S. Revolver Commitments or that would cause the Dollar Equivalent of the aggregate Canadian Revolver Loans to exceed the Canadian Revolver Commitments.  Any funding of an Overadvance Loan or sufferance of an Overadvance shall not constitute a waiver by Agent or Lenders of the Event of Default caused thereby.  In no event shall any Borrower or other Obligor be deemed a beneficiary of this Section nor authorized to enforce any of its terms.

2.1.8

Protective Advances

.  Agent shall be authorized, in its discretion, at any time that any conditions in Section 6 are not satisfied, and without regard to the aggregate Borrower Group Commitments, to make U.S. Base Rate Revolver Loans and Canadian Prime Rate Loans, as applicable (each a "Protective Advance") (a) up to an aggregate amount of $15,000,000 outstanding at any time, if Agent deems such Loans necessary or desirable to preserve or protect Collateral, or to enhance the collectibility or repayment of Obligations; or (b) to pay any other amounts chargeable to Obligors under any Loan Documents, including costs, fees and expenses.  Each Applicable Lender shall participate in each Protective Advance on a Pro Rata basis.  Required Borrower Group Lenders may at any time revoke Agent's authority to make further Protective Advances to the Borrowers of the applicable Borrower Group by written notice to Agent.  Absent such revocation, Agent’s determination that funding of a Protective Advance is appropriate shall be conclusive.  All Protective Advances made by Agent with respect to U.S. Obligors shall be U.S. Obligations, secured by the Collateral and shall be treated for all purposes as Extraordinary Expenses and all Protective Advances made by Agent with respect to Canadian Obligors shall be Canadian Obligations, secured by the Collateral and shall be treated for all purposes as Extraordinary Expenses.  Notwithstanding the foregoing, in no event shall the aggregate amount of the Protective Advances under this Section 2.1.8 and Overadvances under Section 2.1.7 exceed $20,000,000 in the aggregate at any time without the prior written consent of all Lenders.

2.1.9

Increase of Revolver Commitment

(a)

Subject to the terms and conditions hereof, at any time and from time to time after the Closing Date and up to the Commitment Termination Date, provided that no Default or Event of Default exists, Borrowers may request one or more increases in the U.S. Revolver Commitments or the Canadian Revolver Commitments (each such commitment increase, a "Commitment Increase") by notifying Agent (and  Agent shall notify each Lender) of the amount of the proposed Commitment Increase.  Notwithstanding anything in this Agreement, no Commitment Increase shall require the approval of any Lender other than any Lender (if any) providing all or part of the Commitment Increase, no Lender shall be required to provide all or part of any Commitment Increase unless it agrees to do so in its sole discretion, no Commitment Increase shall be in an amount less than $10,000,000, and the aggregate amount of all Commitment Increases shall not exceed $35,000,000. On the date of any Commitment Increase, Borrower Agent  shall certify to Agent in writing that the aggregate amount of Commitment Increases is permitted under the Indenture, including Section 4.09(b)(1).

(b)

Any Commitment Increase shall be offered by Borrowers of the applicable Borrower Group to the Applicable Lenders Pro Rata in accordance with U.S. Revolver Commitments or Canadian Revolver Commitments, as applicable, of such Lenders on the date that the Commitment Increase is requested.  The Applicable Lenders shall have 20 Business Days to respond to any request for a Commitment Increase (by notice to Borrowers of such Borrower Group and Agent) and may elect to accept all, a portion or none of their respective Pro Rata shares of the proposed Commitment Increase.  Any Applicable Lender that fails to respond to a request for a Commitment Increase by the end of such 20 Business Day period will be deemed to have declined the request for its Pro Rata share of the requested Commitment Increase.  If any portion of a requested Commitment Increase is not provided by an Applicable Lender, then Borrowers of such Borrower Group may offer any such portion to the other Applicable Lenders and/or request that one or more Eligible Assignees provide such Commitment

Increase.  In any such case, each Person providing a portion of the requested Commitment Increase shall execute and deliver to Agent and Borrowers of such Borrower Group all such documentation as may be reasonably required by Agent to evidence such Commitment Increase.

(c)

If any requested Commitment Increase is agreed to in accordance with this Section 2.1.9, Agent and Borrowers of such Borrower Group shall determine the effective date of such Commitment Increase (the "Commitment Increase Effective Date").  Agent, with the consent and approval of Borrowers of such Borrower Group, shall promptly confirm in writing to Lenders the final allocation of such Commitment Increase and the Commitment Increase Effective Date.  On the Commitment Increase Effective Date:  (i) Schedule 1.1 shall be amended to reflect the reallocated U.S. Revolver Commitments or Canadian Revolver Commitments, as applicable; (ii) upon execution of a supplement in form and substance satisfactory to Agent, each Person added as a new U.S. Lender pursuant to a Commitment Increase (a "New U.S. Lender") shall become a U.S. Lender hereunder and under the other Loan Documents with a U.S. Revolver Commitment as set forth on amended Schedule 1.1 and each Person added as a new Canadian Lender pursuant to a Commitment Increase (a "New Canadian Lender") shall become a Canadian Lender hereunder and under the other Loan Documents with a Canadian Revolver Commitment as set forth on amended Schedule 1.1; (iii) the U.S. Revolver Commitment of each existing U.S. Lender that increases its Commitment pursuant to a Commitment Increase (an "Increasing U.S. Lender") shall be increased as reflected on such amended Schedule 1.1 and the Canadian Revolver Commitment of each existing Canadian Lender that increases its Commitment pursuant to a Commitment Increase (an "Increasing Canadian Lender") shall be increased as reflected on such amended Schedule 1.1; and (iv) on the Commitment Increase Effective Date the Applicable Lenders will settle with Agent in accordance with Section 4.1.3(b) such that, after giving effect to such settlement, each U.S. Lender (including each New U.S. Lender) will hold a Pro Rata portion of the U.S. Revolver Loans and each Canadian Lender (including each New Canadian Lender) will hold a Pro Rata portion of the Canadian Revolver Loans.  Any New U.S. Lender or New Canadian Lender shall be required to have a Borrower Group Commitment of not less than $5,000,000.  The increase of the U.S. Revolver Commitment or Canadian Revolver Commitment in accordance with this Section 2.1.9 shall not require any further consent under Section 14.1.1 hereof, and Agent, Borrowers and Lenders shall execute any amendments to give effect to the terms of this Section 2.1.9 if deemed necessary by Agent.

(d)

As a condition precedent to the effectiveness of any such Commitment Increase, the Borrower Agent shall deliver to Agent a certificate signed by an authorized officer of Borrower Agent upon execution of a supplement in form and substance satisfactory to Agent, dated as of the Commitment Increase Effective Date, certifying that as of the Commitment Increase Effective Date no Default or Event of Default exists.  Borrowers agree to execute and deliver to Agent new Notes evidencing such Commitment Increase at Agent's or Lenders' request.

2.2

Reserved.

2.3

Letter of Credit Facility.

2.3.1

Issuance of Letters of Credit

.  Issuing Bank agrees to issue Letters of Credit for the account of U.S. Obligors and Canadian Obligors from time to time until 30 days prior to the Revolver Termination Date (or until the Commitment Termination Date, if earlier), on the terms set forth herein, including the following:

(a)

Each U.S. Obligor or Canadian Obligor acknowledges that Issuing Bank's willingness to issue any Letter of Credit is conditioned upon Issuing Bank's receipt of a LC Application with respect to the requested Letter of Credit, as well as such other instruments and agreements as Issuing Bank may customarily require for issuance of a letter of credit of similar type and amount.  Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) Issuing Bank receives a LC Request and LC Application from a U.S. Borrower at least three Business Days prior to the requested date of issuance; and (ii) each LC Condition is satisfied.  If Issuing Bank receives written notice from a U.S. Lender at least five Business Days before issuance of a Letter of Credit that any LC Condition has not been satisfied, Issuing Bank shall have no obligation to issue the requested Letter of Credit (or any other) until such notice is withdrawn in writing by that U.S. Lender or until Required Borrower Group Lenders of the Borrower Group consisting of U.S. Borrowers have waived such condition in accordance with this Agreement.  Prior to receipt of any such notice, Issuing Bank shall not be deemed to have knowledge of any failure of LC Conditions.

(b)

Letters of Credit may be requested by a U.S. Borrower only (i) to support obligations of a U.S. Obligor or Canadian Obligor incurred in the Ordinary Course of Business; or (ii) for other purposes as Agent and U.S. Lenders may approve from time to time in writing.  The renewal or extension of any Letter of Credit shall be treated as the issuance of a new Letter of Credit, except that delivery of a new LC Application shall be required at the discretion of Issuing Bank.

(c)

U.S. Obligors and Canadian Obligors assume all risks of the acts, omissions or misuses of any Letter of Credit by the beneficiary.  In connection with issuance of any Letter of Credit, none of Agent, Issuing Bank or any U.S. Lender shall be responsible for the existence, character, quality, quantity, condition, packing, value or delivery of any goods purported to be represented by any Documents; any differences or variation in the character, quality, quantity, condition, packing, value or delivery of any goods from that expressed in any Documents; the form, validity, sufficiency, accuracy, genuineness or legal effect of any Documents or of any endorsements thereon; the time, place, manner or order in which shipment of goods is made; partial or incomplete shipment of, or failure to ship, any goods referred to in a Letter of Credit or Documents; any deviation from instructions, delay, default or fraud by any shipper or other Person in connection with any goods, shipment or delivery; any breach of contract between a shipper or vendor and a U.S. Obligor or Canadian Obligor; errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, telecopy, e-mail, telephone or otherwise; errors in interpretation of technical terms; the misapplication by a beneficiary of any Letter of Credit or the proceeds thereof; or any consequences arising from causes beyond the control of Issuing Bank, Agent or any U.S. Lender, including any act or omission of a Governmental Authority.  The rights and remedies of Issuing Bank under the Loan Documents shall be cumulative.  Issuing Bank shall be fully subrogated to the rights and remedies of each beneficiary whose claims against U.S. Obligors and Canadian Obligors are discharged with proceeds of any Letter of Credit.

(d)

In connection with its administration of and enforcement of rights or remedies under any Letters of Credit or LC Documents, Issuing Bank shall be entitled to act, and shall be fully protected in acting, upon any certification, documentation or communication in whatever form believed by Issuing Bank, in good faith, to be genuine and correct and to have been signed, sent or made by a proper Person.  Issuing Bank may consult with and employ legal counsel, accountants and other experts to advise it concerning its obligations, rights and remedies, and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by such experts.  Issuing Bank may employ agents and attorneys-in-fact in connection with any matter relating to Letters of Credit or LC Documents, and shall not be liable for the negligence or misconduct of agents and attorneys-in-fact selected with reasonable care.

2.3.2

Reimbursement; Participations.

(a)

If Issuing Bank honors any request for payment under a Letter of Credit, Borrowers shall pay to Issuing Bank, on the same day ("Reimbursement Date"), the amount paid by Issuing Bank under such Letter of Credit, together with interest at the interest rate for U.S. Base Rate Revolver Loans from the Reimbursement Date until payment by U.S. Borrowers.  The obligation of

Borrowers to reimburse Issuing Bank for any payment made under a Letter of Credit shall be absolute, unconditional, irrevocable, and joint and several, and shall be paid without regard to any lack of validity or enforceability of any Letter of Credit or the existence of any claim, setoff, defense or other right that Borrowers may have at any time against the beneficiary.  Whether or not Borrower Agent submits a Notice of Borrowing, U.S. Borrowers shall be deemed to have requested a Borrowing of U.S. Base Rate Revolver Loans in an amount necessary to pay all amounts due Issuing Bank on any Reimbursement Date and each U.S. Lender agrees to fund its Pro Rata share of such Borrowing whether or not the U.S. Revolver Commitments have terminated, an Overadvance exists or is created thereby, or the conditions in Section 6 are satisfied.

(b)

Upon issuance of a Letter of Credit, each U.S. Lender shall be deemed to have irrevocably and unconditionally purchased from Issuing Bank, without recourse or warranty, an undivided Pro Rata interest and participation in all LC Obligations relating to the Letter of Credit.  If Issuing Bank makes any payment under a Letter of Credit and Borrowers do not reimburse such payment on the Reimbursement Date, Agent shall promptly notify U.S. Lenders and each U.S. Lender shall promptly (within one Business Day) and unconditionally pay to Agent, for the benefit of Issuing Bank, the U.S. Lender's Pro Rata share of such payment.  Upon request by a U.S. Lender, Issuing Bank shall furnish copies of any Letters of Credit and LC Documents in its possession at such time.

(c)

The obligation of each U.S. Lender to make payments to Agent for the account of Issuing Bank in connection with Issuing Bank's payment under a Letter of Credit shall be absolute, unconditional and irrevocable, not subject to any counterclaim, setoff, qualification or exception whatsoever, and shall be made in accordance with this Agreement under all circumstances, irrespective of any lack of validity or unenforceability of any Loan Documents; any draft, certificate or other document presented under a Letter of Credit having been determined to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or the existence of any setoff or defense that any Obligor may have with respect to any Obligations.  Issuing Bank does not assume any responsibility for any failure or delay in performance or any breach by any U.S. Obligor or Canadian Obligor or other Person of any obligations under any LC Documents.  Issuing Bank does not make to U.S. Lenders any express or implied warranty, representation or guaranty with respect to the Collateral, LC Documents or any Obligor.  Issuing Bank shall not be responsible to any U.S. Lender for any recitals, statements, information, representations or warranties contained in, or for the execution, validity, genuineness, effectiveness or enforceability of any LC Documents; the validity, genuineness, enforceability, collectibility, value or sufficiency of any Collateral or the perfection of any Lien therein; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Obligor.

(d)

No Issuing Bank Indemnitee shall be liable to any U.S. Lender or other Person for any action taken or omitted to be taken in connection with any LC Documents except as a result of its actual gross negligence or willful misconduct.  Issuing Bank shall not have any liability to any U.S. Lender if Issuing Bank refrains from any action under any Letter of Credit or LC Documents until it receives written instructions from Required Borrower Group Lenders of the Borrower Group consisting of U.S. Borrowers.

2.3.3

Cash Collateral

.  If any LC Obligations, whether or not then due or payable, shall for any reason be outstanding at any time (a) that an Event of Default exists, (b) that U.S. Availability is less than zero, (c) after the Commitment Termination Date, or (d) within 20 Business Days prior to the Revolver Termination Date, then Borrowers shall, at Issuing Bank's or Agent's request, Cash Collateralize the stated amount of all outstanding Letters of Credit and pay to Agent the amount of all other LC Obligations.  If Borrowers fail to provide Cash Collateral as required herein, U.S. Lenders may (and shall upon direction of Agent) advance, as U.S. Revolver Loans, the amount of the Cash Collateral required (whether or not the Commitments have terminated, an Overadvance exists or the conditions in Section 6 are satisfied).

SECTION  3.

INTEREST, FEES AND CHARGES

3.1

Interest.

3.1.1

Rates and Payment of Interest.

(a)

The Obligations shall bear interest (i) if a U.S. Revolver Loan that is a U.S. Base Rate Loan, at the U.S. Base Rate in effect from time to time, plus the Applicable Margin; (ii) if a U.S. Revolver Loan or Canadian Revolver Loan that is a LIBOR Loan, at LIBOR for the applicable Interest Period, plus the Applicable Margin; (iii) if a Canadian Revolver Loan that is a Canadian Prime Rate Loan, at the Canadian Prime Rate in effect from time to time, plus the Applicable Margin, (iv) if a Canadian Revolver Loan that is a Canadian Base Rate Loan, at the Canadian Base Rate in effect from time to time, plus the Applicable Margin, (v) if a Canadian Revolver Loan that is a Canadian BA Rate Loan, at the Canadian BA Rate for the applicable Interest Period, plus the Applicable Margin, (vi) if any other U.S. Obligation that is then due and payable (including, to the extent permitted by law, interest not paid when due), at the U.S. Base Rate in effect from time to time, plus the Applicable Margin for U.S. Base Rate Revolver Loans; and (vii) if any other Canadian Obligation that is then due and payable (including, to the extent permitted by law, interest not paid when due), at the Canadian Prime Rate in effect from time to time, plus the Applicable Margin for Canadian Prime Rate Loans.  Interest shall accrue from the date the Loan is advanced or the Obligation is incurred or payable, until paid by Borrowers of the applicable Borrower Group.  If a Loan is repaid on the same day made, one day's interest shall accrue.

(b)

Interest on the Revolver Loans shall be payable in the currency (i.e., Dollars or Canadian Dollars, as the case may be) of the underlying Revolver Loan.

(c)

During an Insolvency Proceeding with respect to any Obligor, or during any other Event of Default if Agent or Required Lenders in their discretion so elect, Borrower Group Obligations of each Borrower Group shall bear interest at the Default Rate (whether before or after any judgment).  Each Borrower acknowledges that the cost and expense to Agent and Lenders due to an Event of Default are difficult to ascertain and that the Default Rate is a fair and reasonable estimate to compensate Agent and Lenders for this.

(d)

Interest accrued on the Loans shall be due and payable in arrears, (i) for any U.S. Base Rate Loan, Canadian Base Rate Loan, Canadian Prime Rate Loan, LIBOR Loan or Canadian BA Rate Loan, on the first day of each month; (ii) for any LIBOR Loan or Canadian BA Rate Loan, on the last day of its Interest Period; (iii) on any date of prepayment, with respect to the principal amount of Loans being prepaid; and (iv) on the Commitment Termination Date.  Interest accrued on any other Obligations shall be due and payable as provided in the Loan Documents and, if no payment date is specified, shall be due and payable on demand.  Notwithstanding the foregoing, interest accrued at the Default Rate shall be due and payable on demand.

(e)

In the event that any Borrowing Base Certificate delivered pursuant to Section 8.1 is shown to be inaccurate whether during the term of this Agreement or while the Commitments are in effect or otherwise and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for a Fiscal Quarter (an "Applicable Period") than the Applicable Margin applied for such Applicable Period, then (i) Borrowers shall immediately deliver to Agent corrected Borrowing Base Certificates for such Applicable Period, (ii) the Applicable Margin shall be determined based on the corrected Borrowing Base Certificates for such Applicable Period, and

(iii) Borrowers within each Borrower Group shall immediately pay to Agent the accrued additional interest owing as a result of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by Agent in accordance with Section 5.6.  This provision shall not limit the rights of Agent and Lenders with respect to any other remedy hereunder.

3.1.2

Application of LIBOR to Outstanding Loans.

(a)

Borrowers within a Borrower Group may on any Business Day, subject to delivery of a Notice of Conversion/Continuation, elect to convert any portion of the U.S. Base Rate Loans or the Canadian Base Rate Loans, as applicable to, or to continue any LIBOR Loan at the end of its Interest Period as, a LIBOR Loan.  During any Event of Default, Agent may (and shall at the direction of Required Borrower Group Lenders of the applicable Borrower Group) declare that no Loan may be made, converted or continued as a LIBOR Loan.

(b)

Whenever Borrowers within a Borrower Group desire to convert or continue Loans as LIBOR Loans, Borrower Agent shall give Agent a Notice of Conversion/Continuation, no later than 12:00 noon at least three Business Days before the requested conversion or continuation date.  Promptly after receiving any such notice, Agent shall notify each Applicable Lender thereof.  Each Notice of Conversion/Continuation shall be irrevocable, and shall specify the amount of Loans to be converted or continued, the conversion or continuation date (which shall be a Business Day), and the duration of the Interest Period (which shall be deemed to be one month if not specified).  If, upon the expiration of any Interest Period in respect of any LIBOR Loans, Borrowers shall have failed to deliver a Notice of Conversion/Continuation, they shall be deemed to have elected to convert such Loans into U.S. Base Rate Loans or Canadian Base Rate Loans, as applicable.

3.1.3

Application of Canadian BA Rate to Outstanding Loans.

(a)

Canadian Borrower may on any Business Day, subject to delivery of a Notice of Conversion/Continuation, elect to convert any portion of the Canadian Prime Rate Loans to, or to continue any Canadian BA Rate Loan at the end of its Interest Period as, a Canadian BA Rate Loan.  During any Default or Event of Default, Agent may (and shall at the direction of Required Borrower Group Lenders of the Borrower Group that includes Canadian Borrower) declare that no Loan may be made, converted or continued as a Canadian BA Rate Loan.

(b)

Whenever Canadian Borrower desires to convert or continue Loans as Canadian BA Rate Loans, Borrower Agent shall give Agent a Notice of Conversion/Continuation, no later than 12:00 noon at least three Business Days before the requested conversion or continuation date.  Promptly after receiving any such notice, Agent shall notify each Canadian Lender thereof.  Each Notice of Conversion/Continuation shall be irrevocable, and shall specify the amount of Loans to be converted or continued, the conversion or continuation date (which shall be a Business Day), and the duration of the Interest Period (which shall be deemed to be one month if not specified).  If, upon the expiration of any Interest Period in respect of any Canadian BA Rate Loans, Canadian Borrower shall have failed to deliver a Notice of Conversion/Continuation, they shall be deemed to have elected to convert such Loans into Canadian Prime Rate Loans.

3.1.4

Interest Periods

.  In connection with the making, conversion or continuation of any LIBOR Loans or Canadian BA Rate Loans, Borrowers of the applicable Borrower Group shall select an interest period ("Interest Period") to apply, which interest period shall be one, two, three or six months; provided, however, that:

(a)

the Interest Period shall commence on the date the Loan is made or continued as, or converted into, a LIBOR Loan or Canadian BA Rate Loan, as applicable, and shall expire on the numerically corresponding day in the calendar month at its end;

(b)

if any Interest Period commences on a day for which there is no corresponding day in the calendar month at its end or if such corresponding day falls after the last Business Day of such month, then the Interest Period shall expire on the last Business Day of such month; and if any Interest Period would expire on a day that is not a Business Day, the period shall expire on the next Business Day; and

(c)

no Interest Period shall extend beyond the Revolver Termination Date.

3.2

Fees.

3.2.1

Unused Line Fee

.  U.S. Borrowers shall pay to Agent, for the Pro Rata benefit of U.S. Lenders, a fee equal to the Applicable Unused Line Fee Margin times the amount by which the U.S. Revolver Commitments exceed the average daily balance of U.S. Revolver Loans and stated amount of Letters of Credit during any month.  Canadian Borrower shall pay to Agent, for the Pro Rata benefit of Canadian Lenders, a fee equal to the Applicable Unused Line Fee Margin times the amount by which the Canadian Revolver Commitments exceed the average daily balance of Canadian Revolver Loans.  Such fees shall be payable in arrears, on the first day of each month and on the Commitment Termination Date.

3.2.2

LC Facility Fees

.  Borrowers shall pay (a) to Agent, for the Pro Rata benefit of U.S. Lenders, a fee equal to the Applicable Margin in effect for LIBOR Revolver Loans times the average daily stated amount of Letters of Credit, which fee shall be payable monthly in arrears, on the first day of each month; (b) to Agent, for its own account, a fronting fee equal to 0.125% per annum on the stated amount of each Letter of Credit (other than the Existing Letters of Credit for which fronting fees shall be assessed by Comerica Bank directly from Borrowers on a quarterly basis), which fee shall be payable monthly in arrears, on the first day of each month; and (c) to Issuing Bank, for its own account, all customary charges associated with the issuance, amending, negotiating, payment, processing, transfer and administration of Letters of Credit, which charges shall be paid as and when incurred.

3.2.3

Closing Fee

.  Borrowers shall pay to Agent, for the benefit of Lenders, a closing fee as provided in the Fee Letter.

3.2.4

Agent Fees

.  In consideration of Agent's syndication of the Commitments and service as Agent hereunder, Borrowers shall pay to Agent, for its own account, the fees described in the Fee Letter.

3.3

Computation of Interest, Fees, Yield Protection

.  All interest, as well as fees and other charges calculated on a per annum basis, shall be computed for the actual days elapsed, based on a year of 360 days, or, in the case of interest based on the Canadian Prime Rate, Canadian Base Rate or Canadian BA Rate, on the basis of a 365 day year, as the case may be.  Each determination by Agent of any interest, fees or interest rate hereunder shall be final, conclusive and binding for all purposes, absent manifest error.  All fees shall be fully earned when due and shall not be subject to rebate, refund or proration.  All fees payable under Section 3.2 are compensation for services and are not, and shall not be deemed to be, interest or any other charge for the use, forbearance or detention of money.  A certificate as to amounts payable by any Borrower under Section 3.4, 3.5, 3.7, 3.9 or 5.9, submitted to Borrower Agent by Agent or the affected Lender, as applicable, shall be final, conclusive and binding for all purposes, absent manifest error, and Borrowers shall pay such amounts to the appropriate party within 10 days following receipt of the certificate.  For the purpose of complying with the Interest Act (Canada), it is expressly stated that where interest is calculated pursuant hereto at a rate based upon a 360-day period (for the purposes of this Section, the "first rate"), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, and the parties hereto acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the calculations herein are to be made using the nominal rate method and not on any basis that gives effect to the principle of deemed reinvestment of interest.

3.4

Reimbursement Obligations

.  Borrowers within each Borrower Group shall reimburse Agent for all Extraordinary Expenses incurred by Agent in reference to such Borrower Group or its related Borrower Group Obligations or Collateral.  Such Borrowers shall also reimburse Agent for all legal, accounting, appraisal, consulting,  and other fees, costs and expenses incurred by it in connection with (a) negotiation and preparation of any Loan Documents, including any amendment or other modification thereof; (b) administration of and actions relating to any Collateral of such Borrower Group, Loan Documents and transactions contemplated thereby in reference to such Borrower Group or its related Borrower Group Obligations or Collateral, including any actions taken to perfect or maintain priority of Agent's Liens on any Collateral of such Borrower Group, to maintain any insurance required hereunder or to verify Collateral of such Borrower Group; and (c) each inspection, audit or appraisal with respect to any Obligor within such Borrower Group or Collateral securing the Borrower Group Obligations of such Borrower Group, whether prepared by Agent's personnel or a third party (subject to Section 10.1.1(b)).  All legal, accounting and consulting fees incurred by Agent Professionals in reference to a Borrower Group or its related Borrower Group Obligations or Collateral shall be charged to Borrowers within such Borrower Group at their full hourly rates, regardless of any reduced or alternative fee billing arrangements that Agent, any Lender or any of their Affiliates may have with such professionals with respect to this or any other transaction.  All amounts payable by Borrowers under this Section shall be due on demand.

3.5

Illegality

.  If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Interest Period Loans, or to determine or charge interest rates based upon LIBOR or the Canadian BA Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, or Canadian Dollars through bankers' acceptances then, on notice thereof by such Lender to Agent, any obligation of such Lender to make or continue Interest Period Loans or to convert Floating Rate Loans to Interest Period Loans shall be suspended until such Lender notifies Agent that the circumstances giving rise to such determination no longer exist.  Upon delivery of such notice, Borrowers of the applicable Borrower Group shall prepay or, if applicable, convert all Interest Period Loans of such Lender to Floating Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Interest Period Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Interest Period Loans.  Upon any such prepayment or conversion, Borrowers of the applicable Borrower Group shall also pay accrued interest on the amount so prepaid or converted.

3.6

Inability to Determine Rates

.  If Required Borrower Group Lenders with respect to any Borrower Group notify Agent for any reason in connection with a request for a Borrowing of, or conversion to or continuation of, an Interest Period Loan that (a) Dollar deposits or bankers' acceptances are not being offered to, as regards LIBOR, banks in the London interbank Eurodollar market or, as regards Canadian BA Rate, Persons in Canada, for the applicable amount and Interest Period of such Loan, (b) adequate and reasonable means do not exist for determining LIBOR or the Canadian BA Rate for the requested Interest Period, or (c) LIBOR or the Canadian BA Rate for the requested Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such Loan, then Agent will promptly so notify Borrower Agent and each Applicable Lender.  Thereafter, the obligation of the

Applicable Lenders to make or maintain Interest Period Loans, as applicable, shall be suspended until Agent (upon instruction by Borrower Group Required Lenders) revokes such notice.  Upon receipt of such notice, Borrower Agent may revoke any pending request for a Borrowing of, conversion to or continuation of an Interest Period Loan or, failing that, will be deemed to have submitted a request for a Floating Rate Loan.

3.7

Increased Costs; Capital Adequacy.

3.7.1

Change in Law

.  If any Change in Law shall:

(a)

impose modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in LIBOR or the Canadian BA Rate) or Issuing Bank;

(b)

subject any Lender or Issuing Bank to any Tax with respect to any Loan, Loan Document, Letter of Credit or participation in LC Obligations, or change the basis of taxation of payments to such Lender or Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 5.9 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or Issuing Bank); or

(c)

impose on any Lender or Issuing Bank or the London interbank market any other condition, cost or expense affecting any Loan, Loan Document, Letter of Credit or participation in LC Obligations; and the result thereof shall be to increase the cost to such Lender of making or maintaining any Interest Period Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Bank, Borrowers to which such Credit Party has Borrower Group Commitments will pay to such Lender or Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or Issuing Bank, as applicable, for such additional costs incurred or reduction suffered.

3.7.2

Capital Adequacy

.  If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any Lending Office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's, Issuing Bank's or holding company's capital as a consequence of this Agreement, or such Lender's or Issuing Bank's Commitments, Loans, Letters of Credit or participations in LC Obligations, to a level below that which such Lender, Issuing Bank or holding company could have achieved but for such Change in Law (taking into consideration such Lender's, Issuing Bank's and holding company's policies with respect to capital adequacy), then from time to time Borrowers to which such Credit Party has Borrower Group Commitments will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate it or its holding company for any such reduction suffered.

3.7.3

Compensation

.  Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of its right to demand such compensation, but Borrowers of a Borrower Group shall not be required to compensate a Lender to such Borrower Group or Issuing Bank for any increased costs incurred or reductions suffered more than nine months prior to the date that the Lender or Issuing Bank notifies Borrower Agent of the Change in Law giving rise to such increased costs or reductions and of such Lender's or Issuing Bank's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.8

Mitigation

.  If any Lender gives a notice under Section 3.5 or requests compensation under Section 3.7, or if Borrowers of any Borrower Group are required to pay additional amounts with respect to a Lender under Section 5.9, then such Lender shall use reasonable efforts to designate a different Lending Office or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate the need for such notice or reduce amounts payable in the future, as applicable; and (b) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  Borrowers of each Borrower Group agree to pay all reasonable costs and expenses incurred by any Lender that has issued a Commitment to such Borrower Group in connection with any such designation or assignment.

3.9

Funding Losses

.  If for any reason (other than default by a Lender) (a) any Borrowing of, or conversion to or continuation of, an Interest Period Loan does not occur on the date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation (whether or not withdrawn), (b) any repayment or conversion of an Interest Period Loan occurs on a day other than the end of its Interest Period, or (c) Borrowers of any Borrower Group fail to repay an Interest Period Loan when required hereunder, then Borrowers of such Borrower Group shall pay to Agent its customary administrative charge and to each Lender all losses and expenses that it sustains as a consequence thereof (other than lost profits) including any loss or expense arising from liquidation or redeployment of funds or from fees payable to terminate deposits of matching funds.

3.10

Maximum Interest

.  Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by Applicable Law ("maximum rate").  If Agent or any Lender shall receive interest in an amount that exceeds the maximum rate, the excess interest shall be applied to the principal of the Obligations or, if it exceeds such unpaid principal, refunded to Borrowers of the Borrower Group that funded such interest payment.  In determining whether the interest contracted for, charged or received by Agent or a Lender exceeds the maximum rate, such Person may, to the extent permitted by Applicable Law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.  Without limiting the generality of the foregoing provisions of Section 3.10.1, if any provision of any of the Loan Documents would obligate Canadian Obligors to make any payment of interest with respect to the Canadian Obligations in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in the receipt of interest with respect to the Canadian Obligations at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rates shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the applicable recipient of interest with respect to the Canadian Obligations at a criminal rate, such adjustment to be effected, to the extent necessary, as follows:  (i) first, by reducing the amount or rates of interest required to be paid to the applicable recipient under the Loan Documents; and (ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the applicable recipient which would constitute interest with respect to the Canadian Obligations for purposes of Section 347 of the Criminal Code (Canada).  Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the applicable recipient shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), then Canadian Obligors shall be entitled, by notice in writing to Agent, to obtain reimbursement from the applicable recipient in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by the applicable recipient to the applicable Canadian Obligor.  Any amount or rate of interest with respect to the Canadian Obligations referred to in this Section 3.10.2 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Canadian Revolver Loans to Canadian Borrower remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro rated over that period of time and otherwise be pro rated over the period from the Closing Date to the date of Full Payment of the Canadian Obligations, and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Agent shall be conclusive for the purposes of such determination.

SECTION  4.

LOAN ADMINISTRATION

4.1

Manner of Borrowing and Funding Revolver Loans.

4.1.1

Notice of Borrowing.

(a)

Whenever Borrowers within a Borrower Group desire funding of a Borrowing, Borrower Agent shall give Agent a Notice of Borrowing.  Such notice must be received by Agent no later than 12:00 noon (i) on the Business Day of the requested funding date, in the case of Floating Rate Loans,  (ii) at least three Business Days prior to the requested funding date, in the case of LIBOR Loans, and (iii) at least three Business Days prior to the requested funding date, in the case of Canadian BA Rate Loans.  Notices received after 12:00 noon shall be deemed received on the next Business Day.  Each Notice of Borrowing shall be irrevocable and shall specify (A) the amount of the Borrowing, (B) the requested funding date (which must be a Business Day), (C) whether the Borrowing is to be made as Floating Rate Loans or Interest Period Loans, (D) in the case of Interest Period Loans, the duration of the applicable Interest Period (which shall be deemed to be 30 days if not specified), and (E) the Borrower Group Commitment under which such Borrowing is proposed to be made and, if such Borrowing is requested for Canadian Borrower, whether such Loan is to be denominated in Dollars or Canadian Dollars.

(b)

Unless payment is otherwise timely made by Borrowers within a Borrower Group, the becoming due of any amount required to be paid with respect to any of the Borrower Group Obligations of such Borrower Group (whether principal, interest, fees or other charges, including Extraordinary Expenses, LC Obligations, Cash Collateral and Bank Product Debt) shall be deemed to be a request for Revolver Loans under the Borrower Group Commitment of such Borrower Group on the due date, in the amount of such Obligations and shall bear interest at the per annum rate applicable hereunder to Floating Rate Loans under the Borrower Group Commitment of such Borrower Group.  The proceeds of such Revolver Loans shall be disbursed as direct payment of the relevant Obligation.  In addition, Agent may, at its option, charge such Obligations of a Borrower Group against any operating, investment or other account of a Borrower in such Borrower Group maintained with Agent or any of its Affiliates.

(c)

If Borrowers within a Borrower Group establish a controlled disbursement account with Bank of America or any branch or Affiliate of Bank of America, then the presentation for payment of any check or other item of payment drawn on such account at a time when there are insufficient funds to cover it shall be deemed to be a request for Revolver Loans under the Borrower Group Commitment of such Borrower Group on the date of such presentation, in the amount of the check and items presented for payment, and shall bear interest at the per annum rate applicable hereunder to a Floating Rate Loan under the Borrower Group Commitment of such Borrower Group.  The proceeds of such Revolver Loans may be disbursed directly to the controlled disbursement account or other appropriate account.

4.1.2

Fundings by Lenders

.  Each Applicable Lender shall timely honor its Borrower Group Commitment by funding its Pro Rata share of each Borrowing of Revolver Loans under such

Borrower Group Commitment that is properly requested hereunder.  Except for Borrowings to be made as Swingline Loans, Agent shall endeavor to notify the Applicable Lenders of each Notice of Borrowing (or deemed request for a Borrowing) by 1:00 p.m. on the proposed funding date for Floating Rate Loans or by 11:00 a.m. at least three Business Days before any proposed funding of Interest Period Loans.  Each Applicable Lender shall fund to Agent such Lender's Pro Rata share of the Borrowing to the account specified by Agent in immediately available funds not later than 3:00 p.m.  on the requested funding date, unless Agent's notice is received after the times provided above, in which event each Applicable Lender shall fund its Pro Rata share by 12:00 noon on the next Business Day.  Subject to its receipt of such amounts from the Applicable Lenders, Agent shall disburse the proceeds of the Revolver Loans to Borrowers within such Borrower Group as directed by Borrower Agent.  Unless Agent shall have received (in sufficient time to act) written notice from an Applicable Lender that it does not intend to fund its Pro Rata share of a Borrowing, Agent may assume that such Applicable Lender has deposited or promptly will deposit its share with Agent, and Agent may disburse a corresponding amount to Borrowers within such Borrower Group.  If an Applicable Lender's share of any Borrowing is not in fact received by Agent, then Borrowers within the Borrower Group agree to repay to Agent on demand the amount of such share, together with interest thereon from the date disbursed until repaid, at the rate applicable to such Borrowing.

4.1.3

Swingline Loans; Settlement.

(a)

The Applicable Swingline Lender may, but shall not be obligated to, advance Swingline Loans to Borrowers under the applicable Borrower Group for which such Applicable Swingline Lender makes Swingline Loans, up to an aggregate outstanding amount of $15,000,000 (provided, that with respect to Swingline Loans made to U.S. Borrowers, such Swingline Loans shall not exceed $10,000,000 in the aggregate at any time and with respect to Swingline Loans made to Canadian Borrower, such Swingline Loans shall not exceed $5,000,000 in the aggregate at any time), unless the funding is specifically required to be made by all Lenders hereunder.  Each Swingline Loan made by an Applicable Swingline Lender shall constitute a Revolver Loan to such Borrowers for all purposes, except that payments thereon shall be made to the Applicable Swingline Lender for its own account.  The obligation of Borrowers to repay Swingline Loans shall be evidenced by the records of the Applicable Swingline Lender and need not be evidenced by any promissory note.

(b)

To facilitate administration of the Revolver Loans, Lenders and Agent agree (which agreement is solely among them, and not for the benefit of or enforceable by any Borrower) that settlement among them with respect to Swingline Loans and other Revolver Loans to each Borrower Group may take place periodically on a date determined from time to time by Agent, which shall occur at least bi-weekly.  On each settlement date, settlement shall be made with each Applicable Lender in accordance with the Settlement Report delivered by Agent to the Applicable Lenders.  Between settlement dates, Agent may in its discretion apply payments on Revolver Loans of a Borrower Group to Swingline Loans of such Borrower Group, regardless of any designation by any Borrower or any provision herein to the contrary.  Each Applicable Lender's obligation to make settlements with Agent is absolute and unconditional, without offset, counterclaim or other defense, and whether or not the Commitments have terminated, an Overadvance exists or the conditions in Section 6 are satisfied.  If, due to an Insolvency Proceeding with respect to a Borrower or otherwise, any Swingline Loan to a Borrower Group may not be settled among the Applicable Lenders hereunder, then each Applicable Lender shall be deemed to have purchased from Agent a Pro Rata participation in each unpaid Swingline Loan and shall transfer the amount of such participation to Agent, in immediately available funds, within one Business Day after Agent's request therefor.

4.1.4

Notices

.  Each Borrower authorizes Agent and Lenders to extend, convert or continue Loans, effect selections of interest rates, and transfer funds to or on behalf of applicable Borrowers based on telephonic or e-mailed instructions.  Borrowers within a Borrower Group shall confirm each such request for such Borrower Group by prompt delivery to Agent of a Notice of Borrowing or Notice of Conversion/Continuation, if applicable, but if it differs in any material respect from the action taken by Agent or Applicable Lenders, the records of Agent and Applicable Lenders shall govern.  Neither Agent nor any Lender shall have any liability for any loss suffered by a Borrower as a result of Agent or any Lender acting upon its understanding of telephonic or e-mailed instructions from a person believed in good faith by Agent or any Lender to be a person authorized to give such instructions on a Borrower's behalf.

4.2

Defaulting Lender

.  If a Lender fails to make any payment to Agent that is required hereunder, Agent may (but shall not be required to), in its sole discretion, retain payments that would otherwise be made to such defaulting Lender hereunder, apply the payments to such Lender's defaulted obligations to satisfy  such Lender's obligations hereunder until all such unsatisfied obligations are fully paid or readvance the funds to Borrowers within the Borrower Group to which such Lender has issued a Borrower Group Commitment in accordance with this Agreement.  The failure of any Lender to fund a Loan or to make a payment in respect of a LC Obligation shall not relieve any other Lender of its obligations hereunder, and no Lender shall be responsible for default by another Lender.  Lenders and Agent agree (which agreement is solely among them, and not for the benefit of or enforceable by any Borrower) that, solely for purposes of determining a defaulting Lender's right to vote on matters relating to the Loan Documents and to share in payments, fees and Collateral proceeds thereunder, a defaulting Lender shall not be deemed to be a "Lender" until all its defaulted obligations have been cured.

4.3

Number and Amount of Interest Period Loans; Determination of Rate

.  For ease of administration, all Interest Period Loans to a Borrower Group having the same length and beginning date of their Interest Periods and the same currency shall be aggregated together, and such Loans shall be allocated among the Applicable Lenders on a Pro Rata basis.  With respect to U.S. Borrowers, no more than 7 Borrowings of LIBOR Loans may be outstanding at any time, and each Borrowing of LIBOR Loans when made, continued or converted shall be in a minimum amount of $1,000,000 or an increment of $500,000, in excess thereof.  With respect to Canadian Borrower, no more than 4 Borrowings of LIBOR Loans may be outstanding at any time, and each Borrowing of LIBOR Loans when made, continued or converted shall be in a minimum amount of $1,000,000, or an increment of $500,000, in excess thereof.  With respect to Canadian Borrower, no more than 4 Borrowings of Canadian BA Rate Loans may be outstanding at any time, and each Borrowing of Canadian BA Rate Loans when made, continued or converted shall be in a minimum amount of Cdn$2,000,000 or an increment of Cdn$1,000,000 in excess thereof.  Upon determining LIBOR or the Canadian BA Rate for any Interest Period requested by Borrowers within a Borrower Group, Agent shall promptly notify Borrowers within such Borrower Group thereof by telephone or electronically and, if requested by such Borrowers, shall confirm any telephonic notice in writing.

4.4

Borrower Agent

.  Each Borrower hereby designates Intertape Polymer Corp. ("Borrower Agent") as its representative and agent for all purposes under the Loan Documents, including requests for Loans and Letters of Credit, designation of interest rates, delivery or receipt of communications, preparation and delivery of Borrowing Base and financial reports, receipt and payment of Obligations, requests for waivers, amendments or other accommodations, actions under the Loan Documents (including in respect of compliance with covenants), and all other dealings with Agent, Issuing Bank or any Lender.  Borrower Agent hereby accepts such appointment.  Agent and Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by Borrower Agent on behalf of any Borrower.  Agent and Lenders may give any notice or communication with a Borrower hereunder to Borrower Agent on behalf of such Borrower.  Each Agent, Issuing Bank and Lender shall have the right, in its discretion, to deal exclusively with Borrower Agent for any or all purposes under the Loan Documents.  Each Borrower agrees that any notice, election, communication, representation, agreement or undertaking made on its behalf by Borrower Agent shall be binding upon and enforceable against it.

4.5

One Obligation

.  Without in any way limiting the Obligations of any Borrower with respect to its Guaranty of the Borrower Group Obligations of another Borrower Group, the Borrower Group Obligations owing by each Borrower Group shall constitute one general obligation of Borrowers within such Borrower Group and (unless otherwise expressly provided in any Loan Document) shall be secured by Agent's Lien upon all Collateral of each member of such Borrower Group; provided, however, that each Credit Party shall be deemed to be a creditor of, and the holder of a separate claim against, each Borrower to the extent of any Obligations owed by such Borrower to such Credit Party.

4.6

Effect of Termination

.  On the effective date of any termination of the Commitments, all Obligations shall be immediately due and payable, and any Lender may terminate its and its Affiliates' Bank Products (without prejudice to a Lender's right to terminate any Bank Products at any time).  All undertakings of Borrowers contained in the Loan Documents shall survive any termination, and Agent shall retain its Liens in the Collateral and all of its rights and remedies under the Loan Documents until Full Payment of the Obligations.  Notwithstanding Full Payment of the Obligations, Agent shall not be required to terminate its Liens in any Collateral unless, with respect to any damages Agent may incur as a result of the dishonor or return of Payment Items applied to Obligations, Agent receives (a) a written agreement, executed by Borrowers and any Person whose advances are used in whole or in part to satisfy the Obligations, indemnifying Agent and Lenders from any such damages; or (b) such Cash Collateral as Agent, in its reasonable discretion, deems necessary to protect against any such damages.  The provisions of Sections 2.3, 3.4, 3.6, 3.7, 3.9, 5.5, 5.9, 12, 14.2 and this Section, and the obligation of each Obligor and Lender with respect to each indemnity given by it in any Loan Document, shall survive Full Payment of the Obligations and any release relating to this credit facility.

SECTION  5.

PAYMENTS

5.1

General Payment Provisions

.  All payments of Borrower Group Obligations shall be made without offset, counterclaim or defense of any kind, free of (and without deduction for) any Taxes, and in immediately available funds, not later than 12:00 noon on the due date.  Any payment after such time shall be deemed made on the next Business Day.  If any payment under the Loan Documents shall be stated to be due on a day other than a Business Day, the due date shall be extended to the next Business Day and such extension of time shall be included in any computation of interest and fees.  Any payment of an Interest Period Loan prior to the end of its Interest Period shall be accompanied by all amounts due under Section 3.9.  Any prepayment of Loans to a Borrower Group shall be applied first to Floating Rate Loans of such Borrower Group and then to Interest Period Loans of such Borrower Group; provided, however, that as long as no Event of Default exists, prepayments of Interest Period Loans may, at the option of Borrowers of the applicable Borrower Group and Agent, be held by Agent as Cash Collateral and applied to such Loans at the end of their Interest Periods.  All payments with respect to any U.S. Obligations shall be made in Dollars and all payments with respect to any Canadian Obligations shall be made in Canadian Dollars or, if any portion of such Canadian Obligations is denominated in a Dollars, then in Dollars.

5.2

Repayment of Revolver Loans

.  Revolver Loans shall be due and payable in full on the Revolver Termination Date, unless payment is required on or before the Revolver Termination Date as provided hereunder.  Revolver Loans may be prepaid from time to time, without penalty or premium.  If any collection of Accounts by an Obligor within a Borrower Group or disposition of Inventory by an Obligor within a Borrower Group occurs in the Ordinary Course of Business at any time that a Trigger Period is in effect or if any other Asset Disposition occurs at any time, then the Net Proceeds from such Asset Disposition (or in the case of an Asset Disposition by a Guarantor, an amount equal to the amount of the Net Proceeds from such Asset Disposition), shall be applied to the Revolver Loans of such Borrower Group; provided, that if such Asset Disposition consists of Eligible Equipment, the applicable Equipment Formula Amount or Post-Closing Equipment Formula Amount shall be reduced with respect to such Eligible Equipment prior to or concurrently with such Asset Disposition.  Notwithstanding anything herein to the contrary, if an Overadvance exists (including, upon the sale of any assets of any Borrower or any Canadian Guarantor), Borrowers of a Borrower Group shall, on the sooner of Agent's demand or the first Business Day after any Borrower has knowledge thereof, repay the outstanding Revolver Loans of such Borrower Group in an amount sufficient to reduce the principal balance of Revolver Loans to the Borrowing Base.

5.3

Reserved.

5.4

Payment of Other Obligations

.  Obligations of a Borrower Group other than Loans, including LC Obligations and Extraordinary Expenses, shall be paid by Borrowers of such Borrower Group as provided in the Loan Documents or, if no payment date is specified, on demand.

5.5

Marshaling; Payments Set Aside

.  None of Agent or Lenders shall be under any obligation to marshal any assets in favor of any Obligor or against any Obligations.  If any payment by or on behalf of any Obligor is made to Agent, Issuing Bank or any Lender, or Agent, Issuing Bank or any Lender exercises a right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Agent, Issuing Bank or such Lender in its discretion) to be repaid to a Creditor Representative or any other Person, then to the extent of such recovery, the Obligation originally intended to be satisfied, and all Liens, rights and remedies relating thereto, shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

5.6

Post-Default Allocation of Payments.

5.6.1

Allocation.

  Notwithstanding anything herein to the contrary, during an Event of Default, monies to be applied to the Obligations, whether arising from payments by Obligors, realization on Collateral, setoff or otherwise, shall be allocated as follows:

(a)

first, to all costs and expenses, including Extraordinary Expenses, owing to Agent;

(b)

second, to all amounts owing to each Applicable Swingline Lender on Swingline Loans;

(c)

third, to all amounts owing to Issuing Bank on LC Obligations;

(d)

fourth, to all Obligations constituting fees (excluding amounts relating to Bank Products);

(e)

fifth, to all Obligations constituting interest (excluding amounts relating to Bank Products);

(f)

sixth, to the Loans;

(g)

seventh, to provide Cash Collateral for outstanding Letters of Credit;

(h)

eighth, to all other Obligations, other than Bank Product Debt; and

(i)

last, to Bank Product Debt.

Amounts shall be applied to each category of Obligations set forth above until Full Payment thereof and then to the next category.  If amounts are insufficient to satisfy a category, they shall be applied on a pro rata basis among the Obligations in the category.  Amounts distributed with respect to any Bank Product Debt shall be the lesser of the applicable Bank Product Amount last reported to Agent or the actual Bank Product Debt as calculated by the methodology reported to Agent for determining the amount due.  Agent shall have no obligation to calculate the amount to be distributed with respect to any Bank Product Debt, but may rely upon written notice of the amount (setting forth a reasonably detailed calculation) from the Secured Party.  In the absence of such notice, Agent may assume the amount to be distributed is the Bank Product Amount last reported to it.  The allocations set forth in this Section are solely to determine the rights and priorities of Agent and Lenders as among themselves, and may be changed by agreement among them without the consent of any Obligor.  This Section is not for the benefit of or enforceable by any Borrower.

5.6.2

Erroneous Application

.  Agent shall not be liable for any application of amounts made by it in good faith and, if any such application is subsequently determined to have been made in error, the sole recourse of any Lender or other Person to which such amount should have been made shall be to recover the amount from the Person that actually received it (and, if such amount was received by any Lender, such Lender hereby agrees to return it).

5.7

Application of Payments

.  During the Trigger Period, the ledger balance in the main Dominion Account of each Borrower Group as of the end of a Business Day shall be applied to the Borrower Group Obligations of such Borrower Group at the beginning of the next Business Day, in such manner as Agent deems advisable or, if applicable, in accordance with Section 5.6.1.  If, as a result of such application, a credit balance exists, the balance shall not accrue interest in favor of Borrowers and shall be made available to Borrowers of the applicable Borrower Group as long as no Default or Event of Default exists.  Each Borrower irrevocably waives the right to direct the application of any payments or Collateral proceeds, and agrees that Agent shall have the continuing, exclusive right to apply and reapply same against the Obligations, in such manner as Agent deems advisable, notwithstanding any entry by Agent in its records.

5.8

Loan Account; Account Stated.

5.8.1

Loan Account

.  Agent shall maintain in accordance with its usual and customary practices an account or accounts ("Loan Account") evidencing the Debt of Borrowers within each Borrower Group resulting from each Loan made to such Borrower Group or, in the case of U.S. Borrowers, issuance of a Letter of Credit for the account of U.S. Borrowers from time to time.  Any failure of Agent to record anything in the Loan Account, or any error in doing so, shall not limit or otherwise affect the obligation of Borrowers to pay any amount owing hereunder.  Agent may maintain a single Loan Account in the name of Borrower Agent, and each Borrower confirms within a Borrower Group that such arrangement shall have no effect on the joint and several character of its liability for the Obligations of its Borrower Group or its guaranty of the Obligations of the other Borrower Group.

5.8.2

Entries Binding

.  Entries made in the Loan Account shall constitute presumptive evidence of the information contained therein.  If any information contained in the Loan Account is provided to or inspected by any Person, then such information shall be conclusive and binding on such Person for all purposes absent manifest error, except to the extent such Person notifies Agent in writing within 30 days after receipt or inspection that specific information is subject to dispute.

5.9

Taxes.

5.9.1

Payments Free of Taxes

.  Any and all payments by any Obligor on account of any Obligations shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, provided that if an Obligor shall be required by Applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (a) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) Agent, Lender or Issuing Bank, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made; (b) the Obligor shall make such deductions; and (c) Borrowers shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Law.  Without limiting the foregoing, Borrowers shall timely pay all Other Taxes to the relevant Governmental Authorities.

5.9.2

Payment

.  Borrowers within each Borrower Group shall indemnify, hold harmless and reimburse Agent, the Applicable Lenders and, in the case of U.S. Borrowers, Issuing Bank, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by Agent, any Applicable Lender or, in the case of U.S. Borrowers, Issuing Bank with respect to any Obligations of such Borrower Group, Letters of Credit (in the case of U.S. Borrowers), or Loan Documents, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to Borrower Agent by an Applicable Lender or Issuing Bank (with a copy to Agent), or by Agent, shall be conclusive absent manifest error.  As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Borrower, Borrower Agent shall deliver to Agent a receipt issued by the Governmental Authority evidencing such payment or other evidence of payment satisfactory to Agent.

5.10

Foreign Lenders

.

5.10.1

Exemption

.  Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which an Obligor is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments under any Loan Document shall deliver to Agent and Borrower Agent, at the time or times prescribed by Applicable Law or reasonably requested by Agent or Borrower Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if requested by Agent or Borrower Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by Agent or Borrower Agent as will enable Agent and Borrower Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

5.10.2

Documentation

.  Without limiting the generality of the foregoing, if a Borrower is resident for tax purposes in the United States, a Foreign Lender shall deliver to Agent and Borrower Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender hereunder (and from time to time thereafter upon the request of Agent or Borrower Agent, but only if such Foreign Lender is legally entitled to do so), (a) duly completed copies of IRS Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States is a party; (b) duly completed copies of IRS Form W-8ECI; (c) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (i) a certificate to the effect that such Foreign Lender is not (A) a "bank" within the meaning of section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of any Obligor within the meaning of section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in section 881(c)(3)(C) of the Code, and (ii) duly completed copies of IRS Form W-8BEN; or (d) any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding tax, duly completed together with such supplementary documentation as may be prescribed by Applicable Law to permit Borrowers to determine the withholding or deduction required to be made.

5.11

Nature and Extent of Each U.S. Borrower's Liability:

5.11.1

Joint and Several Liability

.  Each U.S. Borrower agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to Agent and Applicable Lenders the prompt payment and performance of, all Borrower Group Obligations of U.S. Borrowers and all agreements under the Loan Documents.  Each U.S. Borrower agrees that its guaranty obligations hereunder constitute a continuing guaranty of payment and not of collection, that such obligations shall not be discharged until Full Payment of the Borrower Group Obligations of U.S. Borrowers, and that such obligations are absolute and unconditional, irrespective of (a) the genuineness, validity, regularity, enforceability, subordination or any future modification of, or change in, any Obligations or Loan Document, or any other document, instrument or agreement to which any Obligor is or may become a party or be bound; (b) the absence of any action to enforce this Agreement (including this Section) or any other Loan Document, or any waiver, consent or indulgence of any kind by Agent or any Lender with respect thereto; (c) the existence, value or condition of, or failure to perfect a Lien or to preserve rights against, any security or guaranty for the Obligations or any action, or the absence of any action, by Agent or any Lender in respect thereof (including the release of any security or guaranty); (d) the insolvency of any Obligor; (e) any election by Agent or any Lender in an Insolvency Proceeding for the application of Section 1111(b)(2) of the Bankruptcy Code; (f) any borrowing or grant of a Lien by any other U.S. Borrower, as debtor-in-possession under Section 364 of the Bankruptcy Code or otherwise; (g) the disallowance of any claims of Agent or any Lender against any Obligor for the repayment of any Obligations under Section 502 of the Bankruptcy Code or otherwise; or (h) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, except Full Payment of all Borrower Group Obligations of U.S. Borrowers.

5.11.2

Waivers.

(a)

Each U.S. Borrower expressly waives all rights that it may have now or in the future under any statute, at common law, in equity or otherwise, to compel Agent or Lenders to marshal assets or to proceed against any Obligor, other Person or security for the payment or performance of any Obligations before, or as a condition to, proceeding against such U.S. Borrower.  Each U.S. Borrower waives all defenses available to a surety, guarantor or accommodation co-obligor other than Full Payment of all Obligations.  It is agreed among each Borrower, Agent and Lenders that the provisions of this Section 5.11 are of the essence of the transaction contemplated by the Loan Documents and that, but for such provisions, Agent and Lenders would decline to make Loans and issue Letters of Credit.  Each U.S. Borrower acknowledges that its guaranty pursuant to this Section is necessary to the conduct and promotion of its business, and can be expected to benefit such business.

(b)

Agent and Lenders may, in their discretion, pursue such rights and remedies as they deem appropriate, including realization upon Collateral by judicial foreclosure or non-judicial sale or enforcement, without affecting any rights and remedies under this Section 5.11.  If, in taking any action in connection with the exercise of any rights or remedies, Agent or any Lender shall forfeit any other rights or remedies, including the right to enter a deficiency judgment against any Borrower or other Person, whether because of any Applicable Laws pertaining to "election of remedies" or otherwise, each Borrower consents to such action and waives any claim based upon it, even if the action may result in loss of any rights of subrogation that any Borrower might otherwise have had.  Any election of remedies that results in denial or impairment of the right of Agent or any Lender to seek a deficiency judgment against any U.S. Borrower shall not impair any other U.S. Borrower’s obligation to pay the full amount of the Obligations.  Each Borrower waives all rights and defenses arising out of an election of remedies, such as nonjudicial foreclosure with respect to any security for the Obligations, even though that election of remedies destroys such U.S. Borrower's rights of subrogation against any other Person.  Agent may bid all or a portion of the Obligations at any foreclosure or trustee’s sale or at any private sale, and the amount of such bid need not be paid by Agent but shall be credited against the Obligations.  The amount of the successful bid at any such sale, whether Agent or any other Person is the successful bidder, shall be conclusively deemed to be the fair market value of the Collateral, and the difference between such bid amount and the remaining balance of the Obligations shall be conclusively deemed to be the amount of the Obligations guaranteed under this Section 5.11, notwithstanding that any present or future law or court decision may have the effect of reducing the amount of any deficiency claim to which Agent or any Lender might otherwise be entitled but for such bidding at any such sale.

5.11.3

Extent of Liability; Contribution.

(a)

Notwithstanding anything herein to the contrary, each U.S. Borrower’s liability under this Section 5.11 shall be limited to the greater of (i) all amounts for which such U.S. Borrower is primarily liable, as described below, and (ii) such U.S. Borrower's Allocable Amount.

(b)

If any U.S. Borrower makes a payment under this Section 5.11 of any Obligations (other than amounts for which such U.S. Borrower is primarily liable) (a "Guarantor Payment") that, taking into account all other Guarantor Payments previously or concurrently made by any other U.S. Borrower, exceeds the amount that such U.S. Borrower would otherwise have paid if each U.S. Borrower had paid the aggregate Obligations satisfied by such Guarantor Payments in the same proportion that such U.S. Borrower’s Allocable Amount bore to the total Allocable Amounts of all U.S. Borrowers, then such U.S. Borrower shall be entitled to receive contribution and indemnification payments from, and to be reimbursed by, each other U.S. Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.  The "Allocable Amount" for any U.S. Borrower shall be the maximum amount that could then be recovered from such U.S. Borrower under this Section 5.11 without rendering such payment voidable or avoidable under Section 548 of the Bankruptcy Code or under any applicable state fraudulent transfer or conveyance act, or similar statute or common law.

(c)

Nothing contained in this Section 5.11 shall limit the liability of any Borrower to pay Loans made directly or indirectly to that Borrower (including Loans advanced to any other Borrower and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower), LC Obligations relating to Letters of Credit issued to support such Borrower’s business, and all accrued interest, fees, expenses and other related Obligations with respect thereto, for which such Borrower shall be primarily liable for all purposes hereunder.  Agent and Lenders shall have the right, at any time in their reasonable discretion, to condition Loans and Letters of Credit upon a separate calculation of borrowing availability for each Borrower and to restrict the disbursement and use of such Loans and Letters of Credit to such Borrower.

5.11.4

Joint Enterprise

.  Borrowers and Guarantors make up a related organization of various entities constituting a single economic and business enterprise so that Borrowers and Guarantors share an identity of interests such that any benefit received by any one of them benefits the others.  Borrowers and Guarantors render services to or for the benefit of the other Borrowers and/or Guarantors, as the case may be, purchase or sell and supply goods to or from or for the benefit of the others, make loans, advances and provide other financial accommodations to or for the benefit of the other Borrowers and Guarantors (including inter alia, the payment by Borrowers and Guarantors of creditors of the other Borrowers or Guarantors and guarantees by Borrowers and Guarantors of indebtedness of the other Borrowers and Guarantors and provide administrative, marketing, payroll and management services to or for the benefit of the other Borrowers and Guarantors).  Borrowers and Guarantors have centralized accounting and legal services, certain common officers and directors and generally do not provide consolidating financial statements to creditors.

5.11.5

Subordination

.  Each Borrower hereby subordinates any claims, including any rights at law or in equity to payment, subrogation, reimbursement, exoneration, contribution,

indemnification or set off, that it may have at any time against any other Obligor, howsoever arising, to the Full Payment of all Obligations.

5.12

Currency Matters

.  Dollars are the currency of account and payment for each and every sum at any time due from Borrowers hereunder unless otherwise specifically provided in this Agreement, any other Loan Document or otherwise agreed to by Agent.

5.12.1

Each repayment of a Revolver Loan or LC Obligation or a part thereof shall be made in the currency in which such Revolver Loan or LC Obligation is denominated at the time of that repayment;

5.12.2

Each payment of interest shall be made in the currency in which the principal or other sum in respect of which such interest is denominated;

5.12.3

Each payment of fees by a U.S. Borrower pursuant to Section 3.2 shall be in Dollars;

5.12.4

Each payment of fees by Canadian Borrower pursuant to Section 3.2 shall be in Canadian Dollars;

5.12.5

Each payment in respect of Extraordinary Expenses and any other costs, expenses and indemnities shall be made in the currency in which the same were incurred by the party to whom payment is to be made; and

5.12.6

Any amount expressed to be payable in Canadian Dollars shall be paid in Canadian Dollars.

No payment to any Credit Party (whether under any judgment or court order or otherwise) shall discharge the obligation or liability of the Obligor in respect of which it was made unless and until such Credit Party shall have received payment in full in the currency in which such obligation or liability is payable pursuant to the above provisions of this Section 5.12.  To the extent that the amount of any such payment shall, on actual conversion into such currency, fall short of such obligation or liability actual or contingent expressed in that currency, such Obligor (together with the other Obligors within its Borrower Group or other obligors pursuant to any Guaranty of such Borrower Group Obligations) agrees to indemnify and hold harmless such Credit Party, with respect to the amount of the shortfall with respect to amounts payable by such Obligor hereunder, with such indemnity surviving the termination of this Agreement and any legal proceeding, judgment or court order pursuant to which the original payment was made which resulted in the shortfall.  To the extent that the amount of any such payment to a Credit Party shall, upon an actual conversion into such currency, exceed such obligation or liability, actual or contingent, expressed in that currency, such Credit Party shall return such excess to the members of the affected Borrower Group.

5.13

Currency Fluctuations

.  On each Business Day or such other date determined by Agent (the "Calculation Date"), Agent shall determine the Exchange Rate as of such date.  The Exchange Rate so determined shall become effective on the first Business Day immediately following such determination (a "Reset Date") and shall remain effective until the next succeeding Reset Date.  On each Reset Date, Agent shall determine the Dollar Equivalent of the Canadian Revolver Exposure.  If, on any Reset Date, the Total Revolver Exposure exceeds the total amount of the Commitments on such date or the Canadian Revolver Exposure on such date exceeds the Canadian Revolver Commitments on such date (the amount of any such excess referred to herein as the "Excess Amount") then (i) Agent shall give notice thereof to Borrowers and Lenders and (ii) within 1 Business Day thereafter, Borrowers shall cause such excess to be eliminated, either by repayment of Revolver Loans or depositing of Cash Collateral with Agent with respect to LC Obligations and until such Excess Amount is repaid, Lenders shall not have any obligation to make any Loans.

SECTION  6.

CONDITIONS PRECEDENT

6.1

Conditions Precedent to Initial Loans

.  In addition to the conditions set forth in Section 6.2, Lenders shall not be required to fund any requested Loan, issue any Letter of Credit, or otherwise extend credit to Borrowers hereunder, until the date ("Closing Date") that each of the following conditions has been satisfied:

(a)

Notes shall have been executed by each Borrower within a Borrower Group and delivered to each Applicable Lender that requests issuance of a Note.  Each other Loan Document shall have been duly executed and delivered to Agent by each of the signatories thereto, and each Obligor shall be in compliance with all terms thereof.

(b)

Agent shall have received acknowledgments of all filings or recordations necessary to perfect its Liens in the Collateral, as well as UCC, PPSA, RDPRM and Lien searches and other evidence satisfactory to Agent that such Liens are the only Liens upon the Collateral, except Permitted Liens.

(c)

Agent shall have received duly executed Deposit Account Control Agreements, in form and substance, and with financial institutions, satisfactory to Agent.

(d)

Agent shall have received certificates, in form and substance satisfactory to it, from a knowledgeable Senior Officer of each Obligor certifying that, after giving effect to the initial Loans and transactions hereunder, (i) such Obligor is Solvent; (ii) no Default or Event of Default exists; (iii) the representations and warranties set forth in Section 9 are true and correct; and (iv) such Obligor has complied with all agreements and conditions to be satisfied by it under the Loan Documents.

(e)

Agent shall have received a certificate of a duly authorized officer of each Obligor, certifying (i) that attached copies of such Obligor's Organic Documents are true and complete, and in full force and effect, without amendment except as shown; (ii) that an attached copy of resolutions authorizing execution and delivery of the Loan Documents is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, and constitute all resolutions adopted with respect to this credit facility; and (iii) to the title, name and signature of each Person authorized to sign the Loan Documents.  Agent may conclusively rely on this certificate until it is otherwise notified by the applicable Obligor in writing.

(f)

Agent shall have received a written opinion of Shutts & Bowen LLP as well as any local counsel (including Canadian counsel) to Obligors or Agent, in form and substance satisfactory to Agent.

(g)

Agent shall have received copies of the charter documents of each Obligor, certified by the Secretary of State or other appropriate official of such Obligor's jurisdiction of organization.  Agent shall have received good standing certificates for each Obligor, issued by the Secretary of State or other appropriate official of such Obligor's jurisdiction of organization and each jurisdiction where such Obligor's conduct of business or ownership of Property necessitates qualification.

(h)

Agent shall have received copies of policies or certificates of insurance for the insurance policies carried by Obligors and lender loss payee endorsements with respect to all Obligors' property insurance, business interruption and credit insurance policies, all in compliance with the Loan Documents.

(i)

Agent shall have completed its business, financial and legal due diligence of Obligors, including a roll-forward of its previous field examination (unless otherwise waived by Agent) , an appraisal of all Equipment and Inventory and a review of its capital structure and existing Debt, with results satisfactory to Agent.  No material adverse change in the financial condition of any Obligor or in the quality, quantity or value of any Collateral shall have occurred since September 30, 2007.  No material adverse change shall have occurred in the financial, banking or capital markets as determined by Agent in its reasonable discretion.

(j)

Borrowers shall have paid all fees and expenses to be paid to Agent and Lenders on the Closing Date.

(k)

Agent shall have received draft financial statements (excluding footnotes) for Obligors for the Fiscal Year ended December 31, 2007 and a Borrowing Base Certificate prepared as of  February 23, 2008.  Upon giving effect to the initial funding of Loans and issuance of Letters of Credit, and the payment by Borrowers of all fees and expenses incurred in connection herewith as well as any payables stretched beyond their customary payment practices, Availability shall be at least $30,000,000 (before giving effect to the Specified Reserve).

(l)

Agent shall have received financial projections for Obligors, in form and substance satisfactory to Agent and, in any event, evidencing Obligors ability to comply with Section 10.3 during the term of this Agreement.

(m)

Agent shall have received evidence satisfactory to it demonstrating Obligors' compliance with Environmental Laws.

(n)

Agent shall have received duly executed Lien Wavers.

6.2

Conditions Precedent to All Credit Extensions

.  Agent, Issuing Bank and Lenders shall not be required to fund any Loans, arrange for issuance of any Letters of Credit or grant any other accommodation to or for the benefit of Borrowers, unless the following conditions are satisfied:

(a)

No Default or Event of Default shall exist at the time of, or result from, such funding, issuance or grant;

(b)

The representations and warranties of each Obligor in the Loan Documents shall be true and correct in all material respects on the date of, and upon giving effect to, such funding, issuance or grant (except for representations and warranties that expressly relate to an earlier date);

(c)

All conditions precedent in any other Loan Document shall be satisfied;

(d)

No event shall have occurred or circumstance exist that has or could reasonably be expected to have a Material Adverse Effect;

(e)

With respect to issuance of a Letter of Credit, the LC Conditions shall be satisfied; and

(f)

There exists no fact or circumstance, including by reason of the application of any so-called "currency exchange" laws, rules or regulations (as in effect at the time of any proposed borrowings hereunder) which could reasonably be expected to materially interfere with the ability of any Obligor to satisfy any of its Obligations in full at such time as such Obligations become due and payable pursuant to the terms hereof.

Each request (or deemed request) by Borrower Agent or any Borrower within a Borrower Group for funding of a Loan, issuance of a Letter of Credit or grant of an accommodation shall constitute a representation by Borrowers within such Borrower Group on behalf of whom such extension of credit is proposed to be made that the foregoing conditions are satisfied on the date of such request and on the date of such funding, issuance or grant.  As an additional condition to any funding, issuance or grant, Agent shall have received such other information, documents, instruments and agreements as it deems appropriate in connection therewith.

6.3

Limited Waiver of Conditions Precedent

.  If Agent, Issuing Bank or Lenders fund any Loans, arrange for issuance of any Letters of Credit or grant any other accommodation when any conditions precedent are not satisfied (regardless of whether the lack of satisfaction was known or unknown at the time), it shall not operate as a waiver of (a) the right of Agent, Issuing Bank and Lenders to insist upon satisfaction of all conditions precedent with respect to any subsequent funding, issuance or grant; nor (b) any Default or Event of Default due to such failure of conditions or otherwise.

SECTION  7.

COLLATERAL

7.1

Grant of Security Interest

.  (a) To secure the prompt payment and performance of all Obligations (including, without limitation, all Guaranteed Obligations of each U.S. Guarantor), each U.S. Obligor hereby grants to Agent, for the benefit of Secured Parties, and (b) to secure the prompt payment and performance of all Obligations (including, without limitation, all Guaranteed Obligations of each Canadian Guarantor), each Canadian Obligor hereby grants to Agent, for the benefit of Secured Parties, a continuing security interest in and Lien upon all personal Property of such Obligor, including all of the following Property, whether now owned or hereafter acquired, and wherever located:

(a)

all Accounts;

(b)

all Chattel Paper, including electronic chattel paper;

(c)

all Commercial Tort Claims;

(d)

all Deposit Accounts;

(e)

all Documents;

(f)

all General Intangibles, including Intellectual Property;

(g)

all Goods, including Inventory, Equipment and fixtures;

(h)

all Instruments;

(i)

all Investment Property;

(j)

all Letter-of-Credit Rights;

(k)

all Supporting Obligations;

(l)

all monies, whether or not in the possession or under the control of Agent, a Lender, or a bailee or Affiliate of Agent or a Lender, including any Cash Collateral;

(m)

all accessions to, substitutions for, and all replacements, products, and cash and non-cash proceeds of the foregoing, including proceeds of and unearned premiums with respect to insurance policies, and claims against any Person for loss, damage or destruction of any Collateral; and

(n)

all books and records (including customer lists, files, correspondence, tapes, computer programs, print-outs and computer records) pertaining to the foregoing.

7.2

Lien on Deposit Accounts; Cash Collateral.

7.2.1

Deposit Accounts

.  To further secure the prompt payment and performance of all Obligations, each Obligor hereby grants to Agent, for the benefit of Secured Parties, a continuing security interest in and Lien upon all of such Obligor's right, title and interest in and to each Deposit Account and any deposits or other sums at any time credited to any such Deposit Account, including any sums in any blocked or lockbox accounts or in any accounts into which such sums are swept.  Each Obligor irrevocably authorizes and directs each bank or other depository to deliver to Agent upon receipt of written instructions from Agent, on a daily basis, all balances in each Deposit Account maintained by such Obligor with such depository for application to the Obligations then outstanding; provided that Agent will not instruct any such depository to deliver such amounts to Agent unless a Trigger Period exists (except with respect to the Dominion Accounts maintained by any Obligor with Toronto Dominion Bank).  Each Obligor irrevocably appoints Agent as such Obligor's attorney-in-fact to collect such balances to the extent any such delivery is not so made.

7.2.2

Cash Collateral

.  Any Cash Collateral may be invested, at Agent's reasonable discretion, in Cash Equivalents, but Agent shall have no duty to do so, regardless of any agreement or course of dealing with any Obligor, and shall have no responsibility for any investment or loss.  Each Obligor hereby grants to Agent, for the benefit of Secured Parties, a security interest in all Cash Collateral held from time to time and all proceeds thereof, as security for the Obligations, whether such Cash Collateral is held in a Cash Collateral Account or elsewhere.  Agent may apply Cash Collateral to the payment of any Obligations, in such order as Agent may elect, as they become due and payable.  Each Cash Collateral Account and all Cash Collateral shall be under the sole dominion and control of Agent.  No Obligor or other Person claiming through or on behalf of any Obligor shall have any right to any Cash Collateral, until Full Payment of all Obligations.

7.3

Real Estate.

7.3.1

Negative Pledges

.  If U.S. Obligors and Canadian Obligors have not granted Liens on all of their Real Estate to a Person other than Agent in connection with the incurrence of Permitted Real Estate Debt within 120 days after the Closing Date, then U.S. Obligors and Canadian Obligors, as applicable, shall execute and deliver to Agent duly executed negative pledge agreements, in form and substance satisfactory to Agent in all respects, with respect to each parcel of Real Estate that is owned by a U.S. Obligor or a Canadian Obligor and that has not been pledged by a U.S. Obligor or a Canadian Obligor to another Person in connection with the incurrence of Permitted Real Estate Debt.

7.3.2

Further Assurances By Agent in Connection with Obligors' Incurrence of Permitted Real Estate Debt

.   In connection with the incurrence by any Obligor of Permitted Real Estate Debt, and so long as each of the Permitted Real Estate Conditions has been (or upon the incurrence of such Permitted Real Estate Debt will be) satisfied with respect to such Permitted Real Estate Debt, Agent shall, at Borrowers' expense, concurrently with the closing of such financing, execute and deliver such agreements or documents, and file such UCC-3 amendments, as Borrowers may reasonably request in order to release Agent's Liens of record on any Real Estate Assets (as defined below) related to the Real Estate that is or will be pledged by the applicable Obligor as collateral for such Permitted Real Estate Debt, to the extent such Real Estate Assets constitute personal property or fixtures encumbered by Agent's Liens under the Loan Documents, and to terminate any negative pledge executed in favor of Agent pursuant to Section 7.3.1 with respect to such Real Estate.  As used in this Section 7.3.2, the term "Real Estate Assets" means, with respect to any Permitted Real Estate Debt:

(a)

the Real Estate pledged or to be pledged by an Obligor as collateral for such Permitted Real Estate Debt;

(b)

all easements, plants, landscaping, water rights, mineral rights, water taps, sewer taps, tenements, appurtenances and hereditaments located on, in, under or above, or belonging, benefiting or appertaining to, any of such Real Estate;

(c)

all heating equipment and systems, plumbing equipment and fixtures, water heating equipment and fixtures, lighting equipment and fixtures, refrigeration and air conditioning equipment and fixtures, and all boilers, radiators, escalators, washers, mirrors, elevators, appliances, carpeting, sprinkler systems, cabinets, fire or smoke prevention or detection equipment, wall coverings, awnings, and signs which are now or hereafter located on such Real Estate and are an integral part of or necessary for the operation, use and occupancy of the improvements located on such Real Estate and are not used by an Obligor in the manufacture, processing, production or sale of Inventory or the operation of its business (collectively, the "Building Fixtures");

(d)

all present and future leases, subleases, licenses or occupancy agreements of or with respect to any part of such Real Estate, other than any Lien Waiver executed in favor of Agent with respect to such Real Estate Assets (collectively, "Leases");

(e)

all rents, income and profits arising from any and all Leases (collectively, "Rents");

(f)

all insurance proceeds and insurance rights and claims arising from or relating to the applicable Real Estate, Building Fixtures, Rents or Leases, but excluding any proceeds, rights or claims (or any portion thereof) relating to any Collateral other than Real Estate Assets (collectively, "Insurance Claims");

(g)

all awards and payments (including any interest payable thereon), and the right to receive such awards and payments, which may be made with respect to any part of such Real Estate, Building Fixtures, Rents or Leases as a result of the exercise of the right of eminent domain, the alteration of the grade of any street, or any other damage or injury to the value of such Real Estate, Building Fixtures, Rents or Leases; and

(h)

all successions to, substitutions for, and all replacements, products, and cash and non-cash proceeds of the foregoing, including proceeds of and unearned premiums with respect to insurance policies (excluding unearned premiums with respect to any insurance policy, or portion thereof, relating to the Collateral other such Real Estate Assets), and claims against any person for loss, damage or destruction of any of the foregoing.

7.4

Other Collateral.

7.4.1

Commercial Tort Claims

.  Obligors shall promptly notify Agent in writing if any Obligor has a Commercial Tort Claim (other than, as long as no Default or Event of Default exists, a Commercial Tort Claim for less than the Dollar Equivalent of $100,000) and, upon Agent's request, shall promptly execute such documents and take such actions as Agent deems appropriate to confer upon Agent (for the benefit of Secured Parties) a duly perfected, first priority Lien upon such claim.

7.4.2

Certain After-Acquired Collateral

.  Obligors shall promptly notify Agent in writing if, after the Closing Date, any Obligor obtains any interest in any Collateral consisting of Deposit Accounts, Chattel Paper, Documents, Instruments, Intellectual Property, Investment Property or Letter-of-Credit Rights and, upon Agent's request, shall promptly execute such documents and take such actions as

Agent deems appropriate to effect Agent's duly perfected, first priority Lien upon such Collateral, including obtaining any appropriate possession or control agreement and by using their best efforts to obtain any necessary Lien Waivers (without prejudice to Agent's discretion in accordance with this Agreement to determine eligibility of related Collateral or to impose Availability Reserves).  Except to the extent otherwise provided in this Agreement, if any Collateral is in the possession of a third party, at Agent's request, Obligors shall use their best efforts to obtain an acknowledgment that such third party holds the Collateral for the benefit of Agent, subject in any event to Agent's discretion, as provided in this Agreement, to determine eligibility of related Collateral or to impose Availability Reserves.

7.5

No Assumption of Liability

.  The Lien on Collateral granted hereunder is given as security only and shall not subject Agent or any Lender to, or in any way modify, any obligation or liability of Obligors relating to any Collateral.

7.6

Further Assurances

.  Promptly upon request, Obligors shall deliver such instruments, assignments, motor vehicle title certificates, or other documents or agreements, and shall take such actions, as Agent deems appropriate under Applicable Law to evidence or perfect its Lien on any Collateral, or otherwise to give effect to the intent of this Agreement.  Obligors also agree to use their best efforts to obtain an acknowledgement and assurance letter in form and substance satisfactory to Agent from any Person to whom an Obligor sells private label Inventory. Each Obligor authorizes Agent to file any financing statement that indicates the Collateral as "all personal property" of such Obligor, or words to similar effect, and ratifies any action taken by Agent before the Closing Date to effect or perfect its Lien on any Collateral.

7.7

Foreign Subsidiary Stock

.  Notwithstanding Section 7.1, the Collateral shall include only 65% of the voting and 100% of the non-voting Equity Interests of any Foreign Subsidiary (other than a Canadian Subsidiary, in which case the Collateral shall include 100% of the voting and non-voting Equity Interests of such Canadian Subsidiary, and other than an Excluded Foreign Subsidiary, in which case the Collateral shall not include any of the voting or non-voting Equity Interests of such Excluded Foreign Subsidiary).

SECTION  8.

COLLATERAL ADMINISTRATION

8.1

Borrowing Base Certificates

.  No later than the 15th day of each month, Borrowers and Canadian Guarantors shall deliver to Agent (and Agent shall promptly deliver same to Lenders) a Borrowing Base Certificate prepared as of the close of business of the previous month, and at such other times as Agent may request.  All calculations of Availability in any Borrowing Base Certificate shall originally be made by Borrowers and Canadian Guarantors and certified by a Senior Officer of each Borrower and Canadian Guarantor, provided that Agent may from time to time review and adjust any such calculation to the extent the calculation is not made in accordance with this Agreement or does not accurately reflect the Availability Reserve.  Each Borrowing Base Certificate shall set forth the calculation of the Borrowing Base in Dollars and the Dollar equivalent.  In no event shall the Borrowing Base, Availability, U.S. Availability or Canadian Availability on any date be deemed to exceed the amounts shown on the Borrowing Base Certificate last received by Agent prior to such date, as the calculation in such Borrowing Base Certificate may be adjusted from time to time by Agent as herein authorized.

8.2

Administration of Accounts

.

8.2.1

Records and Schedules of Accounts

.  Each Obligor shall keep accurate and complete records of its Accounts, including all payments and collections thereon, and shall submit to Agent sales, collection, reconciliation and other reports in form satisfactory to Agent, on such periodic basis as Agent may request.  Each Obligor shall also provide to Agent, on or before the 15th day of each month, a detailed aged trial balance of all Accounts as of the end of the preceding month, specifying each Account's Account Debtor name and address, amount, invoice date and due date and including such proof of delivery, copies of invoices and invoice registers, copies of related documents, repayment histories, status reports and other information as Agent may reasonably request.  If Accounts of Borrowers and Canadian Guarantors in an aggregate face amount of the Dollar Equivalent of $500,000 or more cease to be Eligible Accounts, Borrowers shall notify Agent of such occurrence promptly (and in any event within one Business Day) after any Borrower or Canadian Guarantor has knowledge thereof.

8.2.2

Taxes

.  If an Account of any Obligor within a Borrower Group includes a charge for any Taxes, Agent is authorized, in its reasonable discretion, to pay the amount thereof to the proper taxing authority for the account of such Obligor and to charge Borrowers within such Borrower Group therefor; provided, however, that neither Agent nor Lenders shall be liable for any Taxes that may be due from Obligors or with respect to any Collateral.

8.2.3

Account Verification

.  Whether or not a Default or Event of Default exists, Agent shall have the right at any time, in the name of Agent, any designee of Agent or any Obligor, to verify the validity, amount or any other matter relating to any Accounts of Obligors by mail, telephone or otherwise.  Obligors shall cooperate fully with Agent in an effort to facilitate and promptly conclude any such verification process.

8.2.4

Maintenance of Dominion Account

.  Obligors shall maintain Dominion Accounts pursuant to Deposit Account Control Agreements acceptable to Agent.  Obligors shall obtain a Deposit Account Control Agreement (in form and substance satisfactory to Agent) from each lockbox servicer and Dominion Account bank, establishing Agent's control over and Lien in the lockbox or Dominion Account, which may be exercised by Agent during any Trigger Period (except with respect to the Dominion Accounts maintained by any Obligor with Toronto Dominion Bank, over which Agent may exercise such control as of the Closing Date), requiring immediate deposit of all remittances received in the lockbox to a Dominion Account, and waiving offset rights of such servicer or bank, except for customary administrative charges.  If a Dominion Account is not maintained with Bank of America, Agent may, during any Trigger Period, require immediate transfer of all funds in such account to a Dominion Account maintained with Bank of America.  Neither Agent nor Lenders assume any responsibility to Obligors for any lockbox arrangement or Dominion Account, including any claim of accord and satisfaction or release with respect to any Payment Items accepted by any bank.

8.2.5

Proceeds of Collateral

.  Obligors shall request in writing and otherwise take all necessary steps to ensure that all payments on Accounts or otherwise relating to Collateral are made directly to a Dominion Account (or a lockbox relating to a Dominion Account).  If any Obligor or Subsidiary receives cash or Payment Items with respect to any Collateral, it shall hold same in trust for Agent and promptly (not later than the next Business Day) deposit same into a Dominion Account.

8.3

Administration of Inventory.

8.3.1

Records and Reports of Inventory

.  Each Obligor shall keep accurate and complete records of its Inventory, including costs and daily withdrawals and additions, and shall submit to Agent inventory and reconciliation reports in form satisfactory to Agent, on such periodic basis as Agent may request.  Each Obligor shall conduct a physical inventory at least once per calendar year (and on a more frequent basis if requested by Agent when an Event of Default exists) and periodic cycle counts consistent with historical practices, and shall provide to Agent a report based on each such inventory and count promptly upon completion thereof, together with such supporting information as Agent may request.  Agent may participate in and observe each physical count.

8.3.2

Returns of Inventory

.  No Obligor shall return any Inventory to a supplier, vendor or other Person, whether for cash, credit or otherwise, unless (a) such return is in the Ordinary Course of Business; (b) no Default, Event of Default or Overadvance exists or would result therefrom; (c) Agent is promptly notified if the aggregate Value of all Inventory returned in any month exceeds the Dollar Equivalent of $500,000; and (d) any payment received by a Borrower for a return is promptly remitted to Agent for application to the Obligations.

8.3.3

Consignments

.  No Obligor shall acquire or accept any Inventory:

(a)

on approval, or

(b)

on a consignment basis if such Inventory is subject to a properly filed financing statement or other perfected and enforceable right that is senior in priority to Agent's Lien in such Inventory except for:

(i)

so long as the EXXON Inventory Conditions are satisfied, Inventory consisting of raw materials received from EXXON Mobil, which is segregated from the Inventory of Obligors and is located at 2000 South Beltline Boulevard, Columbia, South Carolina 29201 (the "EXXON Inventory"), and

(ii)

Inventory consisting of raw materials received from Omnova, which is segregated from the Inventory of Obligors, is located at 2000 South Beltline Boulevard, Columbia, South Carolina 29201, and so long as such Inventory is subject to a Lien subordination and intercreditor agreement acceptable to Agent in its discretion.

Each consignment agreement pursuant to which any Obligor is, as of the Closing Date, in possession of consigned Inventory with a Value in excess of $250,000 is listed on Schedule 8.3.3.  After the Closing Date, Obligors agree to provide Agent with written notice promptly after entering into any new consignment agreement with any supplier.  Obligors shall take all steps to assure that all Inventory is produced in accordance with Applicable Law, including the FLSA.  Obligors shall use, store and maintain all Inventory with reasonable care and caution, in accordance with applicable standards of any insurance and in conformity with all Applicable Law, and shall make current rent payments (within applicable grace periods provided for in leases) at all locations where any Collateral is located.

For purposes hereof, "EXXON Inventory Conditions" means (i) on or before May 30, 2008, Obligors shall have either caused to be terminated any UCC financing statements that are in existence on the Closing Date in favor of EXXON Mobil with respect to the EXXON Inventory or obtained a Lien subordination and intercreditor agreement from EXXON Mobil in favor of Agent acceptable to Agent in its discretion, and (ii) if Obligors fail to satisfy clause (i) above on or before May 30, 2008, Agent shall have established an Availability Reserve in an amount equal to 1.50 times the amount of the payables owing by Obligors to EXXON Mobil on any date of determination; provided, that if Obligors elect to terminate their existing consignment agreement with EXXON Mobil and any related UCC financing statements, then Agent shall establish an Availability Reserve (to the extent not previously established) equal to 1.50 times the amount of the payables owing by Obligors to EXXON Mobil, and such Availability Reserve shall remain outstanding no less than 90 days after the date of the termination of such agreement.

8.4

Administration of Equipment.

8.4.1

Records and Schedules of Equipment

.  Each Obligor shall keep accurate and complete records of its Equipment, including kind, quality, quantity, cost, acquisitions and dispositions thereof, and shall submit to Agent, on such periodic basis as Agent may request, a current schedule thereof, in form satisfactory to Agent.  Promptly upon request, Obligors shall deliver to Agent evidence of their ownership or interests in any Equipment.

8.4.2

Dispositions of Equipment

.  No Obligor shall sell, lease or otherwise dispose of any Equipment, without the prior written consent of Agent (or with the consent of the other Lenders, to the extent required by Section 12.2.1), other than (a) a Permitted Asset Disposition; and (b) replacement of Equipment that is worn, damaged or obsolete with Equipment of like function and value, if the replacement Equipment is acquired substantially contemporaneously with such disposition and is free of Liens.

8.4.3

Condition of Equipment

.  The Equipment is in good operating condition and repair, and all necessary replacements and repairs have been made so that the value and operating efficiency of the Equipment is preserved at all times, reasonable wear and tear excepted.  Each Obligor shall ensure that the Equipment is mechanically and structurally sound, and capable of performing the functions for which it was designed, in accordance with manufacturer specifications.  No Obligor shall permit any Equipment to become affixed to real Property unless any landlord or mortgagee delivers a Lien Waiver.

8.5

Administration of Deposit Accounts

.  Schedule 8.5 sets forth all Deposit Accounts maintained by Obligors, including all Dominion Accounts.  Each Obligor shall deliver a fully executed Deposit Account Control Agreement to Agent, in form and substance satisfactory to Agent, to establish Agent's control of each such Deposit Account (other than an account exclusively used for payroll, payroll taxes or employee benefits, or an account containing not more that the Dollar Equivalent of $10,000 at any time).  Each Obligor shall be the sole account holder of each Deposit Account and shall not allow any other Person (other than Agent) to have control over a Deposit Account or any Property deposited therein.  Each Obligor shall promptly notify Agent of any opening or closing of a Deposit Account and, with the consent of Agent, will amend Schedule 8.5 to reflect same.

8.6

General Provisions.

8.6.1

Location of Collateral

.  All tangible items of Collateral, other than Inventory in transit, shall at all times be kept by Obligors at the business locations set forth in Schedule 8.6.1, except that Obligors may (a) make sales or other dispositions of Collateral in accordance with Section 10.2.6; and (b) in the case of any U.S. Obligor, move Collateral to another location in the United States or, in the case of a Canadian Obligor, move Collateral to another location in Canada, in each case, upon 30 Business Days prior written notice to Agent.

8.6.2

Insurance of Collateral; Condemnation Proceeds.

(a)

Each Obligor shall maintain insurance with respect to the Collateral, covering casualty, hazard, public liability, theft, malicious mischief, flood and other risks, in amounts, with endorsements and with insurers (with a Best Rating of at least A7, unless otherwise approved by Agent) satisfactory to Agent.  All proceeds under each policy shall be payable to Agent.  From time to time upon request, Obligors shall deliver to Agent the originals or certified copies of its insurance policies and updated flood plain searches.  Unless Agent shall agree otherwise, each policy shall include satisfactory endorsements (i) showing Agent as sole lenders loss payee or additional insured, as appropriate; (ii) requiring 30 days prior written notice to Agent in the event of cancellation of the policy for any reason whatsoever; and (iii) specifying that the interest of Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of the Property, nor by the occupation of the premises for purposes more hazardous than are permitted by the policy.  If any Obligor within a Borrower Group fails to provide and pay for any insurance, Agent may, at its option, but shall not be required to, procure the insurance and charge Borrowers within such Borrower Group therefor.  Each Obligor agrees to deliver to Agent, promptly as rendered, copies of all reports made to insurance companies.  While no Event of Default exists, Obligors may settle, adjust or compromise any insurance claim, as long as the proceeds are delivered to Agent.  If an Event of Default exists, only Agent shall be authorized to settle, adjust and compromise such claims.

(b)

Any proceeds of insurance (other than proceeds from workers' compensation or D&O insurance) and any awards arising from condemnation of any Collateral shall be paid to Agent.  Any such proceeds or awards that relate to assets of a Borrower Group shall be applied to payment of the Revolver Loans of such Borrower Group, and then to any other Obligations outstanding.

8.6.3

Protection of Collateral

.  All expenses of protecting, storing, warehousing, insuring, handling, maintaining and shipping any Collateral of a Borrower Group, all Taxes payable with respect to any Collateral (including any sale thereof) of a Borrower Group, and all other payments required to be made by Agent to any Person to realize upon any Collateral of a Borrower Group, shall be borne and paid by Borrowers within such Borrower Group.  Agent shall not be liable or responsible in any way for the safekeeping of any Collateral, for any loss or damage thereto (except for reasonable care in its custody while Collateral is in Agent's actual possession), for any diminution in the value thereof, or for any act or default of any warehouseman, carrier, forwarding agency or other Person whatsoever, but the same shall be at Obligors' sole risk.

8.6.4

Defense of Title to Collateral

.  Each Obligor shall at all times defend its title to Collateral and Agent's Liens therein against all Persons, claims and demands whatsoever, except Permitted Liens.

8.7

Power of Attorney

.  Each Obligor hereby irrevocably constitutes and appoints Agent (and all Persons designated by Agent) as such Obligor's true and lawful attorney (and agent-in-fact), coupled with an interest, for the purposes provided in this Section.  Agent, or Agent's designee, may, without notice and in either its or an Obligor's name, but at the cost and expense of Obligors within such Borrower Group:

(a)

Endorse an Obligor's name on any Payment Item or other proceeds of Collateral of such Obligor (including proceeds of insurance) that come into Agent's possession or control; and

(b)

During an Event of Default, (i) notify any Account Debtors of the assignment of their Accounts, demand and enforce payment of Accounts, by legal proceedings or otherwise, and generally exercise any rights and remedies with respect to Accounts; (ii) settle, adjust, modify, compromise, discharge or release any Accounts or other Collateral, or any legal proceedings brought to collect Accounts or Collateral; (iii) sell or assign any Accounts and other Collateral upon such terms, for such amounts and at such times as Agent deems advisable; (iv) take control, in any manner, of any proceeds of Collateral; (v) prepare, file and sign an Obligor's name to a proof of claim or other document in a bankruptcy of an Account Debtor, or to any notice, assignment or satisfaction of Lien or similar document; (vi) receive, open and dispose of mail addressed to an Obligor, and notify postal authorities to change the address for delivery thereof to such address as Agent may designate; (vii) endorse any Chattel Paper, Document, Instrument, invoice, freight bill, bill of lading, or similar document or agreement relating to any Accounts, Inventory or other Collateral; (viii) use an Obligor's stationery and sign its name to verifications of Accounts and notices to Account Debtors; (ix) use the information recorded on or contained in any data processing equipment and computer hardware and software relating to any Collateral; (x) make and adjust claims under policies of insurance; (xi) take any action as may be necessary or appropriate to obtain payment under any letter of credit or banker's acceptance for which an Obligor is a beneficiary; and (xii) take all other actions as Agent deems appropriate to fulfill any Obligor's obligations under the Loan Documents.

SECTION  9.

REPRESENTATIONS AND WARRANTIES

9.1

General Representations and Warranties

.  To induce Agent and Lenders to enter into this Agreement and to make available the Commitments, Loans and Letters of Credit, each Obligor represents and warrants that:

9.1.1

Organization and Qualification

.  Each Obligor and Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Each Obligor and Subsidiary is duly qualified, authorized to do business and in good standing as a foreign or extra provincial, as the case may be, corporation in each jurisdiction where failure to be so qualified could reasonably be expected to have a Material Adverse Effect.

9.1.2

Power and Authority

.  Each Obligor is duly authorized to execute, deliver and perform its Loan Documents.  The execution, delivery and performance of the Loan Documents have been duly authorized by all necessary action, and do not (a) require any consent or approval of any holders of Equity Interests of any Obligor, other than those already obtained; (b) contravene the Organic Documents of any Obligor; (c) violate or cause a default under any Applicable Law or Material Contract; or (d) result in or require the imposition of any Lien (other than Permitted Liens) on any Property of any Obligor.

9.1.3

Enforceability

.  Each Loan Document is a legal, valid and binding obligation of each Obligor party thereto, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

9.1.4

Capital Structure

.  Schedule 9.1.4 shows, for each Obligor and Subsidiary, its name, its jurisdiction of organization, its authorized and issued Equity Interests, the holders of its Equity Interests, and all agreements binding on such holders with respect to their Equity Interests.  Each Obligor has good title to its Equity Interests in its Subsidiaries, subject only to Agent's Lien, and all such Equity Interests are duly issued, fully paid and non-assessable.  There are no outstanding options to purchase, warrants, subscription rights, agreements to issue or sell, convertible interests, phantom rights or powers of attorney relating to any Equity Interests of any Obligor (other than Parent).

9.1.5

Corporate Names; Locations

.  During the five years preceding the Closing Date, except as shown on Schedule 9.1.5, no Obligor or Subsidiary has been known as or used any corporate, fictitious or trade names, has been the surviving corporation of a merger or combination, or has acquired any substantial part of the assets of any Person.  The chief executive offices and other places of business of Obligors and Subsidiaries are shown on Schedule 8.6.1.  During the five years preceding the Closing Date, no Obligor or Subsidiary has had any other office or place of business.

9.1.6

Title; Priority of Liens

.  Each Obligor and Subsidiary has good title to all of its personal Property, including all personal Property reflected in any financial statements delivered to Agent or Lenders, in each case free of Liens except Permitted Liens.  Each Obligor and Subsidiary has paid and discharged all lawful claims that, if unpaid, could become a Lien on the Collateral, other than Permitted Liens.  All Liens of Agent in the Collateral are duly perfected, first priority Liens, subject only to Permitted Liens that are expressly allowed to have priority over Agent's Liens.

9.1.7

Accounts

.  Agent may rely, in determining which Accounts are Eligible Accounts, on all statements and representations made by Borrowers and Canadian Guarantors with respect thereto.  Borrowers and Canadian Guarantors warrant, with respect to each Account at the time it is shown as an Eligible Account in a Borrowing Base Certificate, that:

(a)

it is genuine and in all respects what it purports to be, and is not evidenced by a judgment;

(b)

it arises out of a completed, bona fide sale and delivery of goods or rendition of services in the Ordinary Course of Business, and substantially in accordance with any purchase order, contract or other document relating thereto;

(c)

it is for a sum certain, maturing as stated in the invoice covering such sale or rendition of services, a copy of which has been furnished or is available to Agent on request;

(d)

it is not subject to any offset, Lien (other than Agent's Lien), deduction, defense, dispute, counterclaim or other adverse condition except as arising in the Ordinary Course of Business and disclosed to Agent; and it is absolutely owing by the Account Debtor, without contingency in any respect;

(e)

no purchase order, agreement, document or Applicable Law restricts assignment of the Account to Agent (regardless of whether, under the UCC or PPSA, the restriction is ineffective), and the applicable Borrower or Canadian Guarantor is the sole payee or remittance party shown on the invoice;

(f)

no extension, compromise, settlement, modification, credit, deduction or return has been authorized with respect to the Account, except discounts or allowances granted in the Ordinary Course of Business for prompt payment that are reflected on the face of the invoice related thereto and in the reports submitted to Agent hereunder; and

(g)

to the best of Borrowers' and Canadian Guarantors' knowledge, (i) there are no facts or circumstances that are reasonably likely to impair the enforceability or collectibility of such Account; (ii) the Account Debtor had the capacity to contract when the Account arose, continues to meet the applicable Borrower's or Canadian Guarantor's customary credit standards, is Solvent, is not contemplating or subject to an Insolvency Proceeding, and has not failed, or suspended or ceased doing business; and (iii) there are no proceedings or actions threatened or pending against any Account Debtor that could reasonably be expected to have a material adverse effect on the Account Debtor's financial condition.

9.1.8

Financial Statements

.  The consolidated and consolidating balance sheets, and related statements of income, cash flow and shareholder's equity, of Obligors and Subsidiaries that have been and are hereafter delivered to Agent and Lenders, are prepared in accordance with GAAP, and fairly present the financial positions and results of operations of Obligors and Subsidiaries at the dates and for the periods indicated.  All projections delivered from time to time to Agent and Lenders have been prepared in good faith, based on reasonable assumptions in light of the circumstances at such time.  Since September 30, 2007, there has been no change in the condition, financial or otherwise, of any Borrower or Subsidiary that could reasonably be expected to have a Material Adverse Effect.  No financial statement delivered to Agent or Lenders at any time contains any untrue statement of a material fact, nor fails to disclose any material fact necessary to make such statement not materially misleading.  Each Obligor and Subsidiary is Solvent.

9.1.9

Surety Obligations

.  No Obligor or Subsidiary is obligated as surety or indemnitor under any bond or other contract that assures payment or performance of any obligation of any Person, except as permitted hereunder.

9.1.10

Taxes

.  Each Obligor and Subsidiary has filed all federal, state and local tax returns and other reports that it is required by law to file, and has paid, or made provision for the payment of, all Taxes upon it, its income and its Properties that are due and payable, except to the extent being

Properly Contested.  The provision for Taxes on the books of each Obligor and Subsidiary is adequate for all years not closed by applicable statutes, and for its current Fiscal Year.

9.1.11

Brokers

.  There are no brokerage commissions, finder's fees or investment banking fees payable in connection with any transactions contemplated by the Loan Documents.

9.1.12

Intellectual Property

.  Each Obligor and Subsidiary owns or has the lawful right to use all Intellectual Property necessary for the conduct of its business, without conflict with any rights of others.  There is no pending or, to any Obligor's knowledge, threatened Intellectual Property Claim with respect to any Obligor, any Subsidiary or any of their Property (including any Intellectual Property).  Except as disclosed on Schedule 9.1.12, no Obligor or Subsidiary pays or owes any Royalty or other compensation to any Person with respect to any Intellectual Property.  All Intellectual Property owned, used or licensed by, or otherwise subject to any interests of, any Obligor or Subsidiary is shown on Schedule 9.1.12.

9.1.13

Governmental Approvals

.  Each Obligor and Subsidiary has, is in compliance with, and is in good standing in all material respects with respect to, all Governmental Approvals necessary to conduct its business and to own, lease and operate its Properties.  All necessary import, export or other licenses, permits or certificates for the import or handling of any goods or other Collateral have been procured and are in effect, and Obligors and Subsidiaries have complied in all material respects with all foreign and domestic laws with respect to the shipment and importation of any goods or Collateral, except where noncompliance could not reasonably be expected to have a Material Adverse Effect.

9.1.14

Compliance with Laws

.  Each Obligor and Subsidiary has duly complied, and its Properties and business operations are in compliance, in all material respects with all Applicable Law, except where noncompliance could not reasonably be expected to have a Material Adverse Effect.  There have been no citations, notices or orders of material noncompliance issued to any Obligor or Subsidiary under any Applicable Law.  No Inventory has been produced in violation of the FLSA.

9.1.15

Compliance with Environmental Laws

.  Except as disclosed on Schedule 9.1.15, no Obligor's or Subsidiary's past or present operations, Real Estate or other Properties are subject to any federal, state or local investigation to determine whether any remedial action is needed to address any environmental pollution, hazardous material or environmental clean-up.  No Obligor or Subsidiary has received any Environmental Notice with respect to any matter that has not been fully resolved.  No Obligor or Subsidiary has any contingent liability with respect to any Environmental Release, environmental pollution or hazardous material on any Real Estate now or previously owned, leased or operated by it.

9.1.16

Burdensome Contracts

.  No Obligor or Subsidiary is a party or subject to any contract, agreement or charter restriction that could reasonably be expected to have a Material Adverse Effect.  No Obligor or Subsidiary is party or subject to any Restrictive Agreement, except as shown on Schedule 9.1.16, none of which prohibit the execution or delivery of any Loan Documents by an Obligor nor the performance by an Obligor of any obligations thereunder.

9.1.17

Litigation

.  Except as shown on Schedule 9.1.17, there are no proceedings or investigations pending or, to any Obligor's knowledge, threatened against any Obligor or Subsidiary, or any of their businesses, operations, Properties, prospects or conditions, that (a) relate to any Loan Documents or transactions contemplated thereby; or (b) could reasonably be expected to have a Material Adverse Effect if determined adversely to any Obligor or Subsidiary.  No Obligor or Subsidiary is in default with respect to any order, injunction or judgment of any Governmental Authority.

9.1.18

No Defaults

.  No event or circumstance has occurred or exists that constitutes a Default or Event of Default.  No Obligor or Subsidiary is in default, and no event or circumstance has occurred or exists that with the passage of time or giving of notice would constitute a default, under any Material Contract or in the payment of any Borrowed Money.

9.1.19

ERISA

.  Except as disclosed on Schedule 9.1.19:

(a)

Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other federal and state laws.  Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the knowledge of Obligors, nothing has occurred which would prevent, or cause the loss of, such qualification.  Each Obligor and ERISA Affiliate has made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan.

(b)

There are no pending or, to the knowledge of Obligors, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted in or could reasonably be expected to have a Material Adverse Effect.

(c)

No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan or Canadian Pension Plan has any Unfunded Pension Liability; (iii) no Obligor or ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) no Obligor or ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) no Obligor or ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

(d)

With respect to any Foreign Plan, (i) all employer and employee contributions required by law or by the terms of the Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with applicable generally accepted accounting principles; and (iii) it has been registered as required and has been maintained in good standing with applicable regulatory authorities.

(e)

Canadian Borrower and Canadian Guarantors are in compliance with the requirements of the FSCO and the  PBA and other federal or provincial laws with respect to each Canadian Pension Plan, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.  No fact or situation that may reasonably be expected to result in a Material Adverse Effect exists in connection with any Canadian Pension Plan.  Neither Canadian Borrower nor any of Canadian Guarantor its Subsidiaries has any material withdrawal liability in connection with a Canadian Pension Plan.  No Termination Event has occurred.  No lien has arisen, choate or inchoate, in respect of Canadian Borrower or Canadian Guarantors or their property in connection with any Canadian Pension Plan (save for contribution amounts not yet due).

9.1.20

Trade Relations

.  There exists no actual or to the knowledge of any Obligor, threatened termination, limitation or modification of any business relationship between any Obligor or Subsidiary and any customer or supplier, or any group of customers or suppliers which termination, limitation or modification could reasonably be expected to have a Material Adverse Effect.

9.1.21

Labor Relations

.  Except as described on Schedule 9.1.21, (a) no Obligor or Subsidiary is party to or bound by any collective bargaining agreement, management agreement or consulting agreement, and (b) there are no material grievances, disputes or controversies with any union or other organization of any Obligor's or Subsidiary's employees, or, to any Obligor's knowledge, any asserted or threatened strikes, work stoppages or demands for collective bargaining.

9.1.22

Payable Practices

.  No Obligor or Subsidiary has made any material change in its historical accounts payable practices from those in effect on the Closing Date.

9.1.23

Not a Regulated Entity

.  No Obligor is (a) an "investment company" or a "person directly or indirectly controlled by or acting on behalf of an investment company" within the meaning of the Investment Company Act of 1940; or (b) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any public utilities code or any other Applicable Law regarding its authority to incur Debt.

9.1.24

Margin Stock

.  No Obligor or Subsidiary is engaged, principally or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock.  No Loan proceeds or Letters of Credit will be used by Borrowers to purchase or carry, or to reduce or refinance any Debt incurred to purchase or carry, any Margin Stock or for any related purpose governed by Regulations T, U or X of the Board of Governors.

9.1.25

Indenture

.  With respect to the Indenture and the Existing Subordinated Debt, (a) no default or event of default exists under the Indenture or with respect to the Existing Subordinated Debt; (b) except as disclosed on Schedule 9.1.25, there are no Credit Facilities (as defined in the Indenture) other than the Commitments; (c) as of the Closing Date, the aggregate amount of all permanent mandatory repayments of principal of term loans made under a Credit Facility and permanent mandatory repayments of principal of revolving loans made under a Credit Facility accompanied by a corresponding permanent commitment reduction, in each case, which have been made with Net Available Cash from Assets Sales (as such terms are defined in the Indenture) as required under the Indenture as a result of a sale of assets is zero; (d) within the period of 360 days prior to the Closing Date, no Payment Blockage Notices (as defined in the Indenture) have been delivered by the holder of any Senior Debt (as defined in the Indenture), and no Payment Blockage Periods (as such term is contemplated in the Indenture) have been imposed with respect to the Notes (as defined in the Indenture).

9.2

Complete Disclosure

.  No Loan Document contains any untrue statement of a material fact, nor fails to disclose any material fact necessary to make the statements contained therein not materially misleading.

SECTION  10.

COVENANTS AND CONTINUING AGREEMENTS

10.1

Affirmative Covenants

.  As long as any Commitments or Obligations are outstanding, each Obligor shall, and shall cause each Subsidiary (other than an Excluded Foreign Subsidiary) to:

10.1.1

Inspections; Appraisals.

(a)

Permit Agent from time to time, subject (except when a Default or Event of Default exists) to reasonable notice and normal business hours, to visit and inspect the Properties of any

Obligor or Subsidiary, inspect, audit and make extracts from any Obligor's or Subsidiary's books and records, and discuss with its officers, employees, agents, advisors and independent accountants such Obligor's or Subsidiary's business, financial condition, assets, prospects and results of operations.  Lenders may participate in any such visit or inspection, at their own expense.  Neither Agent nor any Lender shall have any duty to any Obligor to make any inspection, nor to share any results of any inspection, appraisal or report with any Obligor.  Obligors acknowledge that all inspections, appraisals and reports are prepared by Agent and Lenders for their purposes, and Obligors shall not be entitled to rely upon them.

(b)

Reimburse Agent for all reasonable charges, costs and expenses of Agent in connection with (i) examinations of any Obligor's books and records or any other financial or Collateral matters as Agent deems appropriate, up to three times per Loan Year; and (ii) appraisals of Inventory up to two times per Loan Year; provided, however, that if an examination or appraisal of any Collateral is initiated during a Default or Event of Default, all charges, costs and expenses therefor with respect to any Obligor within a Borrower Group shall be reimbursed by Borrowers within such Borrower Group without regard to such limits.  Subject to and without limiting the foregoing, Borrowers specifically agree to pay Agent's then standard charges for each day that an employee of Agent or its Affiliates is engaged in any examination activities, and shall pay the standard charges of Agent's internal appraisal group.  This Section shall not be construed to limit Agent's right to conduct examinations or to obtain appraisals at any time in its discretion, nor to use third parties for such purposes, subject, however, to the expense reimbursement limitations set forth in the first sentence of this Section 10.1.1(b).

10.1.2

Financial and Other Information

.  Keep adequate records and books of account with respect to its business activities, in which proper entries are made in accordance with GAAP reflecting all financial transactions; and furnish to Agent and Lenders:

(a)

as soon as available, and in any event within 90 days after the close of each Fiscal Year, balance sheets as of the end of such Fiscal Year and the related statements of income, cash flow and shareholders' equity for such Fiscal Year, on consolidated and consolidating bases for Obligors and Subsidiaries, which consolidated statements shall be audited and certified (without qualification as to scope, "going concern" or similar items) by a firm of independent certified public accountants of recognized standing selected by Obligors and acceptable to Agent, and shall set forth in comparative form corresponding figures for the preceding Fiscal Year and other information acceptable to Agent;

(b)

as soon as available, and in any event within 30 days after the end of each month (but within 45 days after the last month of a Fiscal Quarter and within 60 days after the last month of a Fiscal Year), unaudited balance sheets as of the end of such month and the related statements of income and cash flow for such month and for the portion of the Fiscal Year then elapsed (except that Obligors shall not be required to deliver statements of cash flows at the end of any Fiscal Month that is not also the end of a Fiscal Quarter), on consolidated and consolidating bases for Obligors and Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and certified by the chief financial officer of Parent as prepared in accordance with GAAP and fairly presenting the financial position and results of operations for such month and period, subject to normal year-end adjustments and the absence of footnotes;

(c)

concurrently with delivery of financial statements under clauses (a) and (b) above, or more frequently if requested by Agent while a Default or Event of Default exists, a Compliance Certificate executed by the chief financial officer of Parent (with such Compliance Certificate to contain a calculation of the Fixed Charge Coverage Ratio under Section 10.3.1 regardless of whether a Trigger Period then exists);

(d)

promptly upon receipt, copies of all management letters and other material reports submitted to Obligors by their accountants in connection with such financial statements;

(e)

not later than 30 days after the end of each Fiscal Year, projections of Obligors' consolidated balance sheets, results of operations, cash flow, U.S. Availability, Canadian Availability and Availability for the next Fiscal Year, month by month;

(f)

at Agent's request, a listing of each Obligor's trade payables, specifying the trade creditor and balance due, and a detailed trade payable aging, all in form satisfactory to Agent;

(g)

promptly after the sending or filing thereof, copies of any proxy statements, financial statements or reports that any Obligor has made generally available to its shareholders; copies of any regular, periodic and special reports or registration statements or prospectuses that any Obligor files with the Securities and Exchange Commission or any other Governmental Authority, or any securities exchange; and copies of any press releases or other statements made available by an Obligor to the public concerning material changes to or developments in the business of such Obligor;

(h)

promptly after the sending or filing thereof, copies of any annual report to be filed in connection with each Plan, Foreign Plan or Canadian Pension Plan; and

(i)

such other reports and information (financial or otherwise) as Agent may request from time to time in connection with any Collateral or any Borrower's, Subsidiary's or other Obligor's financial condition or business.

Borrowers agree that, within a reasonable time after Agent delivers written notice of its requirement thereof, the financial statements and other information delivered by Borrowers pursuant to this Section 10.1.2 shall be prepared on a consolidated and consolidating basis for Obligors and Subsidiaries other than Excluded Foreign Subsidiaries.

10.1.3

Notices

.  Notify Agent and Lenders in writing, promptly after an Obligor's obtaining knowledge thereof, of any of the following that affects an Obligor:  (a) the threat or commencement of any proceeding or investigation, whether or not covered by insurance, if an adverse determination could have a Material Adverse Effect; (b) any pending or threatened labor dispute, strike or walkout, or the expiration of any material labor contract; (c) any default under a Material Contract or any termination of a Material Contract prior to its stated expiration date; (d) the existence of any Default or Event of Default; (e) any judgment in an amount exceeding the Dollar Equivalent of $500,000; (f) the assertion of any Intellectual Property Claim, if an adverse resolution could have a Material Adverse Effect; (g) any violation or asserted violation of any Applicable Law (including ERISA, OSHA, FLSA, or any Environmental Laws), if an adverse resolution could have a Material Adverse Effect; (h) any Environmental Release by an Obligor or on any Property owned, leased or occupied by an Obligor; or receipt of any Environmental Notice; (i) the occurrence of any ERISA Event; (j) the discharge of or any withdrawal or resignation by Obligors' independent accountants; or (k) any opening of a new office or place of business, at least 30 days prior to such opening.

10.1.4

Landlord and Storage Agreements

.  Upon request, provide Agent with copies of all existing agreements, and promptly after execution thereof provide Agent with copies of all future agreements, between an Obligor and any landlord, warehouseman, processor, shipper, bailee or other Person that owns any premises at which any Collateral in excess of $1,000,000 may be kept or that otherwise may possess or handle any Collateral in excess of $1,000,000.

10.1.5

Compliance with Laws

.  Comply with all Applicable Laws, including ERISA (and analogous foreign legislation), Environmental Laws, FLSA, OSHA, Anti-Terrorism Laws, and laws regarding collection and payment of Taxes, and maintain all Governmental Approvals necessary to the ownership of its Properties or conduct of its business, unless failure to comply (other than failure to comply with Anti-Terrorism Laws) or maintain could not reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, if any Environmental Release occurs at or on any Properties of any Obligor or Subsidiary, it shall act promptly and diligently to investigate and report to Agent and all appropriate Governmental Authorities the extent of, and to make appropriate remedial action to eliminate, such Environmental Release, whether or not directed to do so by any Governmental Authority.

10.1.6

Taxes

.  Pay and discharge all Taxes prior to the date on which they become delinquent or penalties attach, unless such Taxes are being Properly Contested.

10.1.7

Insurance

.  In addition to the insurance required hereunder with respect to Collateral, maintain insurance with insurers (with a Best Rating of at least A7, unless otherwise approved by Agent) satisfactory to Agent, (a) with respect to the Properties and business of Obligors and Subsidiaries of such type (including product liability, workers' compensation, larceny, embezzlement, or other criminal misappropriation insurance), in such amounts, and with such coverages and deductibles as are customary for companies similarly situated; and (b) business interruption insurance in an amount not less than the Dollar Equivalent of $50,000,000, with deductibles and subject to an Insurance Assignment satisfactory to Agent.

10.1.8

Licenses

.  Keep each License affecting any Collateral (including the manufacture, distribution or disposition of Inventory) or any other material Property of Obligors and Subsidiaries in full force and effect; promptly notify Agent of any proposed modification to any such License, or entry into any new License, in each case at least 30 days prior to its effective date; pay all Royalties when due; and notify Agent of any default or breach asserted by any Person to have occurred under any License.

10.1.9

Future Subsidiaries

.  Promptly notify Agent upon any Person becoming a Subsidiary and, if such Person is a U.S. Subsidiary or a Canadian Subsidiary, cause it to guaranty the Obligations in a manner satisfactory to Agent, and to execute and deliver such documents, instruments and agreements and to take such other actions as Agent shall require to evidence and perfect a Lien in favor of Agent (for the benefit of Secured Parties) on all assets of such Person, including delivery of such legal opinions, in form and substance satisfactory to Agent, as it shall deem appropriate.  In addition, subject to the limitations set forth in Section 7.7, each Obligor shall, pursuant to documentation acceptable to Agent, pledge to the Agent (for the benefit of Secured Parties), all of the outstanding Equity Interests of each new Subsidiary owned directly by such Obligor, along with undated stock powers for such certificates, executed in blank (or, if any such Equity Interests are uncertificated, confirmation and evidence reasonably satisfactory to Agent that the security interest in such uncertificated securities has been transferred to and perfected by Agent, for the benefit of Secured Parties, in accordance with Sections 8-106 and 9-106 of the UCC, the PPSA or any other Applicable Law).

10.1.10

 In-Transit Inventory. If any Inventory is in transit to the United States or Canada and is intended by a Borrower or Canadian Obligor to be "Eligible In-Transit Inventory" pursuant to the definition thereof, then, with respect to such Inventory:  (a) such Borrower or Canadian Obligor shall cause all bills of lading and other documents of title in respect of such In-Transit Inventory to name such Borrower or Canadian Obligor as consignee, unless and until Agent directs otherwise in its reasonable discretion; (b) at such time and from time to time as Agent may direct, such Borrower or Canadian Obligor shall cause all bills of lading and other documents of title in respect of such In-Transit Inventory to name Agent or such other Person as Agent may specify to be named as consignee; (c) without limiting any other rights of Agent hereunder, Agent shall have the right to endorse and negotiate on behalf of, and as attorney-in-fact for, each Obligor any bill of lading or other document of title with respect to such In-

Transit Inventory naming an Obligor as consignee to Agent; (d) there shall be three (3) originals of each such bill of lading or other document of title which, unless and until Agent shall direct otherwise, shall be delivered as follows:  (i) one (1) original to such Customs Broker as such Borrower may specify (so long as Agent has received an Imported Goods Agreement duly authorized, executed and delivered by such Customs Broker), and (ii) two (2) originals to Agent or to such other Person as Agent may designate for such purpose; (e) such Borrower shall obtain a copy (but not the originals) of such bill of lading or other documents of title in respect of such Inventory unless delivered to such Borrower or Canadian Obligor by Agent in its reasonable discretion; and (f) such Borrower or Canadian Obligor shall cause the bill of lading or other document of title with respect to such Inventory to be an Acceptable BOL.

10.1.11

Dissolution of Subsidiaries.  On or before December 31, 2008, Borrowers shall cause articles of dissolution (or the Canadian equivalent) to be filed in the applicable governmental offices with respect to IPG Finance LLC, Flexia Corporation Ltd. and IPG Holding Company of Nova Scotia and, prior to such date, no Obligor shall transfer any assets to such Subsidiaries, and such Subsidiaries shall not incur any liabilities or conduct any business.

10.2

Negative Covenants

.  As long as any Commitments or Obligations are outstanding, each Obligor shall not, and shall cause each Subsidiary (other than an Excluded Foreign Subsidiary) not to:

10.2.1

Permitted Debt

.  Create, incur, guarantee or suffer to exist any Debt, except:

(a)

the Obligations;

(b)

Subordinated Debt (including the Existing Subordinated Debt);

(c)

Permitted Purchase Money Debt;

(d)

all Debt (other than Existing Subordinated Debt and Permitted Purchase Money Debt) reflected on the balance sheet of Borrowers dated September 30, 2007 that has been delivered to Agent prior to the Closing Date, but only to the extent outstanding on the Closing Date and not satisfied with proceeds of the initial Loans;

(e)

Bank Product Debt;

(f)

Debt that is in existence when a Person becomes a Subsidiary (as long as such Debt was not incurred in contemplation of such Person becoming a Subsidiary or such acquisition), and excluding any secured Debt or Debt consisting of revolving credit or similar loans), does not exceed the Dollar Equivalent of $5,000,000 in the aggregate at any time;

(g)

Permitted Contingent Obligations;

(h)

Refinancing Debt as long as each Refinancing Condition is satisfied (but without duplication of any amounts contained in subsection (c) above);

(i)

Debt that is not included in any of the preceding clauses of this Section, is not secured by a Lien and has a maturity date that is longer than the Commitment Termination Date;

(j)

Permitted Real Estate Debt;

(k)

Debt owing by a U.S. Obligor to another U.S. Obligor or to a Canadian Obligor or by a Canadian Obligor to another Canadian Obligor or to a U.S. Obligor and if any Debt owed by such Obligor to such other Obligor is evidenced by a note or other Instrument, the applicable Obligor shall execute a Note Pledge Agreement with substantially the terms as those contained in the Note Pledge

Agreements executed by Obligors in favor of Agent on the Closing Date, and the original of such note or other Instrument shall be delivered to Agent to hold as Collateral; and

(l)

Debt that is unsecured and that arises from agreements for indemnification, purchase price adjustment obligations and earn-outs or other similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any Property and including by way of merger or consolidation, not to exceed in the aggregate at any time $10,000,000.

10.2.2

Permitted Liens

.  Create or suffer to exist any Lien upon any of its Property, except the following (collectively, "Permitted Liens"):

(a)

Liens in favor of Agent;

(b)

Purchase Money Liens securing Permitted Purchase Money Debt;

(c)

Liens for Taxes not yet due or being Properly Contested;

(d)

statutory Liens (other than Liens for Taxes or imposed under ERISA) arising in the Ordinary Course of Business, but only if (i) payment of the obligations secured thereby is not yet due or is being Properly Contested, and (ii) such Liens do not materially impair the value or use of the Property or materially impair operation of the business of any Obligor or Subsidiary;

(e)

Liens incurred or deposits made in the Ordinary Course of Business to secure the performance of tenders, bids, leases, contracts (except those relating to Borrowed Money), statutory obligations and other similar obligations, or arising as a result of progress payments under government contracts, as long as such Liens are at all times junior to Agent's Liens;

(f)

Liens arising in the Ordinary Course of Business that are subject to Lien Waivers;

(g)

Liens arising by virtue of a judgment or judicial order against any Obligor or Subsidiary, or any Property of an Obligor or Subsidiary, as long as such Liens are (i) in existence for less than 20 consecutive days or being Properly Contested, and (ii) at all times junior to Agent's Liens;

(h)

easements, rights-of-way, servitudes, restrictions, covenants or other agreements of record, and other similar charges or encumbrances on Real Estate, that do not secure any monetary obligation and do not interfere with the Ordinary Course of Business;

(i)

normal and customary rights of setoff upon deposits in favor of depository institutions, and Liens of a collecting bank on Payment Items in the course of collection;

(j)

existing Liens shown on Schedule 10.2.2;

(k)

Liens on Real Estate Assets that secure Permitted Real Estate Debt, but only to the extent that the Permitted Real Estate Debt Conditions are satisfied;

(l)

Liens on the Real Estate or machinery and equipment of a Person that becomes a Subsidiary after the Closing Date, to the extent securing Debt permitted under Section 10.2.1(f);

(m)

Liens consisting of consignment interests of consignors on Inventory, to the extent permitted by Section 8.3.3.

10.2.3

Reserved.

10.2.4

Distributions; Upstream Payments

.  Declare or make any Distributions, except Upstream Payments and Permitted Distributions; or create or suffer to exist any encumbrance or restriction on the ability of a Subsidiary to make any Upstream Payment, except for restrictions under the Loan Documents, under Applicable Law or in effect on the Closing Date as shown on Schedule 9.1.16.

10.2.5

Restricted Investments

.  Make any Restricted Investment.  Obligors acknowledge and agree that no asset acquired by a Borrower or a Canadian Guarantor shall be included in the Borrowing Base unless all of the eligibility requirements with respect thereto are satisfied and Agent has completed a field examination and, if required, appraisal of such assets and the results of such field examination and appraisal are acceptable to Agent in its discretion.

10.2.6

Disposition of Assets

.  Make any Asset Disposition, except a Permitted Asset Disposition, a disposition of Equipment under Section 8.4.2, or a transfer of Property by a Subsidiary or Obligor to a Borrower.

10.2.7

Loans

.  Make any loans or other advances of money to any Person, except (a) advances to an officer or employee for salary, travel expenses, commissions and similar items in the Ordinary Course of Business; (b) prepaid expenses and extensions of trade credit made in the Ordinary Course of Business; (c) deposits with financial institutions permitted hereunder; (d) as long as no Default or Event of Default exists, intercompany loans by a U.S. Obligor to another U.S. Obligor or to a Canadian Obligor or by a Canadian Obligor to another Canadian Obligor or a U.S. Obligor; and (e) loans to Excluded Foreign Subsidiaries so long as each of the Restricted Payment Conditions is satisfied.

10.2.8

Restrictions on Payment of Certain Debt

.  Make any payments (whether voluntary or mandatory, or a prepayment, redemption, retirement, defeasance or acquisition) with respect to any (a) Subordinated Debt, except (i) regularly scheduled payments of interest and fees, but only to the extent permitted under any subordination agreement or subordination provisions (including, in the case of the Existing Subordinated Debt, the subordination provisions provided for in the Indenture) relating to such Debt; (ii) so long as each of the Restricted Payment Conditions is satisfied, both before and after giving effect thereto, any other payments with respect to Subordinated Debt and (iii) prepayments arising from refinancing of any Subordinated Debt so long as the Refinancing Conditions are fulfilled; or (b) Borrowed Money (other than the Obligations) except (i) regularly scheduled payments of interest and fees, (ii) so long as each of the Restricted Payment Conditions is satisfied both before and after giving effect thereto, any other payments; or (iii) prepayments arising from refinancing such Debt so long as the Refinancing Conditions are satisfied.

10.2.9

Fundamental Changes

.  Merge, amalgamate, combine or consolidate with any Person, or liquidate, wind up its affairs or dissolve itself, in each case whether in a single transaction or in a series of related transactions, except for mergers, amalgamations or consolidations of a Canadian Obligor with another Canadian Obligor (so long as, if any such Canadian Obligor is Canadian Borrower, Canadian Borrower shall be the surviving Person), a U.S. Borrower into another U.S. Borrower or a wholly-owned U.S. Subsidiary of a U.S. Borrower into another wholly-owned U.S. Subsidiary of a U.S. Borrower (so long as, if any such wholly-owned U.S. Subsidiary is a U.S. Borrower, such Borrower shall be the surviving Person); change its name or conduct business under any fictitious name; change its tax, charter or other organizational identification number; or change its form or state of organization unless (i) Borrower Agent has given Agent at least 30 days prior written notice of such change, (ii) Agent has confirmed that its Lien continues to constitute a first priority Lien in the Collateral after giving effect to such change and (iii) Obligors execute and deliver to Agent any documents or agreements requested by Agent to give effect in the Loan Documents to such change and to ensure the first priority Lien of Agent in the Collateral.

10.2.10

Subsidiaries

.  Form or acquire any Subsidiary after the Closing Date, except in accordance with Sections 10.1.9 and 10.2.5; or permit any existing Subsidiary to issue any additional Equity Interests except director's qualifying shares.

10.2.11

Organic Documents

.  Amend, modify or otherwise change in any material respect any of its Organic Documents as in effect on the Closing Date, other than amendments, modifications or changes that do not adversely affect in any manner the rights of the Lenders or Agent under the Loan Documents, and provided that the applicable Obligor or Subsidiary delivers to Agent written notice of such amendment, modification or change at least 20 days prior to its effectiveness.

10.2.12

Tax Consolidation

.  File or consent to the filing of any consolidated income tax return with any Person other than Obligors and Subsidiaries.

10.2.13

Accounting Changes

.  Make any material change in accounting treatment or reporting practices, except as required by GAAP and in accordance with Section 1.2 (other than the change from Canadian GAAP to U.S. GAAP); or change its Fiscal Year.

10.2.14

Restrictive Agreements

.  Become a party to any Restrictive Agreement, except (a) a Restrictive Agreement as in effect on the Closing Date and shown on Schedule 9.1.16; (b) a Restrictive Agreement relating to secured Debt permitted hereunder, if such restrictions apply only to the collateral for such Debt; and (c) customary provisions in leases and other contracts restricting assignment thereof.

10.2.15

Hedging Agreements

.  Enter into any Hedging Agreement, except to hedge risks arising in the Ordinary Course of Business and not for speculative purposes.

10.2.16

Conduct of Business

.  Engage in any business, other than its business as conducted on the Closing Date and any activities incidental thereto.

10.2.17

Affiliate Transactions

.  Enter into or be party to any transaction with an Affiliate, except (a) transactions contemplated by the Loan Documents; (b) payment of reasonable compensation to officers and employees for services actually rendered, and loans and advances permitted by Section 10.2.7; (c) payment of customary directors' fees and indemnities; (d) transactions solely among Borrowers; (e) transactions with Affiliates that were consummated prior to the Closing Date or pursuant to agreements entered into prior to the Closing Date, as shown on Schedule 10.2.17; (f) Advisory Services Payments, so long as, both before and after giving effect to any such payment, each of the Restricted Payment Conditions is satisfied; and (g) transactions with Affiliates that are (i) fully disclosed to Agent, and (ii) entered into in the Ordinary Course of Business, upon fair and reasonable terms and no less favorable than would be obtained in a comparable arm's-length transaction with a non-Affiliate.

10.2.18

Plans

.  Become party to any Multiemployer Plan or Foreign Plan, other than any in existence on the Closing Date.

10.2.19

Amendments to Subordinated Debt or Indenture

.  Amend, supplement or otherwise modify the Existing Subordinated Debt, the Indenture or any other document, instrument or agreement relating to any Subordinated Debt, if such modification (a) accelerates the date on which any installment of principal or any interest is due, or adds any additional redemption, put or prepayment provisions; (b) shortens the final maturity date or otherwise accelerates amortization; (c) amends the subordination provisions therein; or (d) results in this Agreement not constituting the "Credit Agreement" or the Obligations not constituting "Senior Debt" or the only "Credit Facility" under (and as defined in) the Indenture, or otherwise not being fully benefited by the subordination provisions thereof.

10.2.20

Estoppel Letters.  Within 15 days after the Closing Date (unless extended by Agent in its discretion), deliver to Agent estoppel letters or cessions of rank, as applicable, in form and substance satisfactory to Agent, from each of PHH Vehicle Management Services, Inc., Xerox Canada Limited, De Lage Landen Financial Services, Relational Funding Canada Corp. and Fleet Capital Canada Corporation with respect to their equipment filings in the respective provinces of Canada that have been filed prior to the Closing Date.

10.3

Financial Covenants

.  As long as any Commitments or Obligations are outstanding, Obligors shall:

10.3.1

Fixed Charge Coverage Ratio

.  During any Trigger Period, maintain a Fixed Charge Coverage Ratio of at least 1.0 to 1.0; provided, that the Fixed Charge Coverage Ratio covenant shall not apply until the Specified Reserve is released by Agent  on the Specified Release Date.

Immediately upon the occurrence of a Trigger Period and so long as a Trigger Period is in effect, Borrowers shall deliver to Agent a Compliance Certificate demonstrating their compliance or non-compliance with the provisions of Section 10.3.1 based upon the financial statements and the calculation of the Fixed Charge Coverage Ratio most recently delivered by Borrowers pursuant to Section 10.1.2.

The calculation of the Fixed Charge Coverage Ratio shall exclude the Excluded Foreign Subsidiaries if Agent delivers written notice to Borrower Agent pursuant to Section 10.1.2 that the financial statements and other information delivered by Borrowers pursuant to Section 10.1.2 shall be prepared on a consolidated and consolidating basis for Obligors and Subsidiaries other than Excluded Foreign Subsidiaries.

SECTION  11.

EVENTS OF DEFAULT; REMEDIES ON DEFAULT

11.1

Events of Default

.  Each of the following shall be an "Event of Default" hereunder, if the same shall occur for any reason whatsoever, whether voluntary or involuntary, by operation of law or otherwise:

(a)

A Borrower fails to pay any Borrower Group Obligations when due (whether at stated maturity, on demand, upon acceleration or otherwise);

(b)

Any representation, or warranty of an Obligor made pursuant to any Loan Documents is incorrect or misleading in any material respect when given;

(c)

An Obligor breaches or fail to perform any covenant contained in Section 7.2, 8.1, 8.2.4, 8.2.5, 10.1.1, 10.1.2, 10.1.3(d), 10.2 (other than Section 10.2.17(g)(i)) or 10.3;

(d)

An Obligor breaches or fails to perform (i) any covenant contained in Section 7.6 and such breach or failure is not cured within 10 days after a Senior Officer of such Obligor has knowledge thereof or receives notice thereof from Agent, whichever is sooner, (ii) any covenant contained in Section 10.2.17(g)(i) and such breach or failure is not cured within 15 days after a Senior Officer of such Obligor has knowledge thereof or receives notice thereof from Agent, whichever is sooner, (iii) any covenant contained in Section 8.6.2 and such breach or failure is not cured within 7 Business Days after a Senior Officer of such Obligor has knowledge thereof or receives notice thereof from Agent, whichever is sooner, or (iv) any other covenant contained in any Loan Documents, and such breach or failure is not cured within 30 days after a Senior Officer of such Obligor has knowledge thereof or receives notice thereof from Agent, whichever is sooner; provided, however, that no such notice and opportunity to cure shall apply under this Section 11.1(d) if the breach or failure to perform is not capable of being cured within such period or is a willful breach by an Obligor;

(e)

A Guarantor repudiates, revokes or attempts to revoke its Guaranty; an Obligor denies or contests the validity or enforceability of any Loan Documents or Obligations, or the perfection or priority of any Lien granted to Agent; or any Loan Document ceases to be in full force or effect for any reason (other than a waiver or release by Agent and Lenders); or any actual or asserted invalidity or impairment of any subordination provisions in the Indenture or with respect to any other Subordinated Debt;

(f)

Any breach or default of an Obligor occurs under any document, instrument or agreement to which it is a party or by which it or any of its Properties is bound, relating to the Existing Subordinated Debt or any other Debt (other than the Obligations) in excess of $5,000,000 (individually or in the aggregate), if the maturity of or any payment with respect to such Debt may be accelerated or demanded due to such breach;

(g)

Any judgment or order for the payment of money is entered against an Obligor in an amount that exceeds, individually or cumulatively with all unsatisfied judgments or orders against all Obligors and Subsidiaries, $1,000,000 (net of any insurance coverage therefor acknowledged in writing by the insurer or with respect to which the insurer has not contested coverage or reserved rights), unless a stay of enforcement of such judgment or order is in effect, by reason of a pending appeal or otherwise;

(h)

A loss, theft, damage or destruction occurs with respect to any Collateral if the amount not covered by insurance exceeds $1,000,000;

(i)

An Obligor or Subsidiary is enjoined, restrained or in any way prevented by any Governmental Authority from conducting any of its business and such limitation is reasonably expected to have  a Material Adverse Effect; an Obligor or Subsidiary suffers the loss, revocation or termination of any  license, permit, lease or agreement used in its business which could reasonably be expected to have a Material Adverse Effect; there is a cessation of any part of an Obligor's or Subsidiary's business which could reasonably be expected to have a Material Adverse Effect; any Collateral is taken or impaired through condemnation; any Property of an Obligor or Subsidiary is taken or impaired through condemnation which could reasonably be expected to have a Material Adverse Effect; an Obligor agrees to or commences any liquidation, dissolution or winding up of its affairs; or an Obligor ceases to be Solvent;

(j)

An Insolvency Proceeding is commenced by an Obligor or Subsidiary; an Obligor or Subsidiary makes an offer of settlement, extension or composition to its unsecured creditors generally; a trustee is appointed to take possession of any substantial Property of or to operate any of the business of an Obligor or Subsidiary; or an Insolvency Proceeding is commenced against an Obligor or Subsidiary and:  the Obligor or Subsidiary consents to institution of the proceeding, the petition commencing the proceeding is not timely controverted by the Obligor or Subsidiary, the petition is not dismissed within 30 days after filing, or an order for relief is entered in the proceeding; a Creditor Representative is appointed to take possession of any substantial Property of, or to operate any of the business of, any Obligor or Subsidiary; or any Obligor or Subsidiary makes an offer of settlement, extension or composition to its unsecured creditors generally;

(k)

(i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of an Obligor to a Pension Plan, Multiemployer Plan or PBGC, or that constitutes grounds for appointment of a trustee for or termination by the PBGC of any Pension Plan or Multiemployer Plan; an Obligor or ERISA Affiliate fails to pay when due any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan; or any event similar to the foregoing occurs or exists with respect to a Foreign Plan; (ii) A Termination Event shall occur which, in Agent's determination, constitutes grounds for the termination under any applicable law, of any Canadian Pension Plan or for the appointment by the appropriate Governmental Authority of a trustee for any Canadian Pension Plan, or if any Canadian Pension Plan shall be terminated or any such trustee shall be requested or appointed, or if Canadian Borrower or any Canadian Guarantor is in default with respect to payments to a Multiemployer Plan or Canadian Pension Plan resulting from their complete or partial withdrawal from such Canadian Pension Plan and any such event may reasonably be expected to have a Material Adverse Effect or any Lien arises (save for contribution amounts not yet due) in connection with any Canadian Pension Plan.

(l)

An Obligor or a Subsidiary is criminally indicted (and such indictment is not dismissed within 60 days) or convicted for (i) a felony committed in the conduct of the Obligor's or Subsidiary's business, or (ii) violating any state or federal law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) or foreign law that could lead to forfeiture of any material Property or any Collateral; or

(m)

A Change of Control occurs.

11.2

Remedies upon Default

.  If an Event of Default described in Section 11.1(j) occurs with respect to any Obligor, then to the extent permitted by Applicable Law, all Obligations shall become automatically due and payable and all Commitments shall terminate, without any action by Agent or notice of any kind.  In addition, or if any other Event of Default exists, Agent may in its discretion (and shall upon written direction of Required Lenders) do any one or more of the following from time to time:

(a)

declare any Obligations immediately due and payable, whereupon they shall be due and payable without diligence, presentment, demand, protest or notice of any kind, all of which are hereby waived by Obligors to the fullest extent permitted by law;

(b)

terminate, reduce or condition any Commitment, or make any adjustment to the Borrowing Base;

(c)

require Obligors to Cash Collateralize LC Obligations, Bank Product Debt and other Obligations that are contingent or not yet due and payable, and, if Obligors fail promptly to deposit such Cash Collateral, Agent may (and shall upon the direction of Required Lenders) advance the required Cash Collateral as Revolver Loans (whether or not an Overadvance exists or is created thereby, or the conditions in Section 6 are satisfied); and

(d)

exercise any other rights or remedies afforded under any agreement, by law, at equity or otherwise, including the rights and remedies of a secured party under the UCC and the PPSA.  Such rights and remedies include the rights to (i) take possession of any Collateral; (ii) require Obligors to assemble Collateral, at Borrowers' expense, and make it available to Agent at a place designated by Agent; (iii) enter any premises where Collateral is located and store Collateral on such premises until sold (and if the premises are owned or leased by an Obligor, Obligors agree not to charge for such storage); and (iv) sell or otherwise dispose of any Collateral in its then condition, or after any further manufacturing or processing thereof, at public or private sale, with such notice as may be required by Applicable Law, in lots or in bulk, at such locations, all as Agent, in its discretion, deems advisable.  Each Obligor agrees that 10 days notice of any proposed sale or other disposition of Collateral by Agent shall be reasonable.  Agent shall have the right to conduct such sales on any Obligor's premises, without charge, and such sales may be adjourned from time to time in accordance with Applicable Law.  Agent shall have the right to sell, lease or otherwise dispose of any Collateral for cash, credit or any combination thereof, and Agent may purchase any Collateral at public or, if permitted by law, private sale and, in lieu of actual payment of the purchase price, may set off the amount of such price against the Obligations.

11.3

License

.  At any time during an Event of Default, Agent is granted an irrevocable, non-exclusive license or other right to use, license or sub-license (without payment of royalty or other compensation to any Person) any or all Intellectual Property of Obligors, computer hardware and software, trade secrets, brochures, customer lists, promotional and advertising materials, labels, packaging materials and other Property, in advertising for sale, marketing, selling, collecting, completing manufacture of, or otherwise exercising any rights or remedies with respect to, any Collateral.  Each Obligor's rights and interests under Intellectual Property shall inure to Agent's benefit.

11.4

Setoff

.  At any time during an Event of Default, Agent, Issuing Bank, Lenders, and any of their Affiliates are authorized, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by Agent, Issuing Bank, such Lender or such Affiliate to or for the credit or the account of an Obligor against any Obligations, irrespective of whether or not Agent, Issuing Bank, such Lender or such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or are owed to a branch or office of Agent, Issuing Bank, such Lender or such Affiliate different from the branch or office holding such deposit or obligated on such indebtedness.  The rights of Agent, Issuing Bank, each Lender and each such Affiliate under this Section are in addition to other rights and remedies (including other rights of setoff) that such Person may have.

11.5

Remedies Cumulative; No Waiver.

11.5.1

Cumulative Rights

.  All covenants, conditions, provisions, warranties, guaranties, indemnities and other undertakings of Obligors contained in the Loan Documents are cumulative and not in derogation or substitution of each other.  In particular, the rights and remedies of Agent and Lenders are cumulative, may be exercised at any time and from time to time, concurrently or in any order, and shall not be exclusive of any other rights or remedies that Agent and Lenders may have, whether under any agreement, by law, at equity or otherwise.

11.5.2

Waivers

.  The failure or delay of Agent or any Lender to require strict performance by Obligors with any terms of the Loan Documents, or to exercise any rights or remedies with respect to Collateral or otherwise, shall not operate as a waiver thereof nor as establishment of a course of dealing.  All rights and remedies shall continue in full force and effect until Full Payment of all Obligations.  No modification of any terms of any Loan Documents (including any waiver thereof) shall be effective, unless such modification is specifically provided in a writing directed to Borrowers and executed by Agent or the requisite Lenders, and such modification shall be applicable only to the matter specified.  No waiver of any Default or Event of Default shall constitute a waiver of any other Default or Event of Default that may exist at such time, unless expressly stated.  If Agent or any Lender accepts performance by any Obligor under any Loan Documents in a manner other than that specified therein, or during any Default or Event of Default, or if Agent or any Lender shall delay or exercise any right or remedy under any Loan Documents, such acceptance, delay or exercise shall not operate to waive any Default or Event of Default nor to preclude exercise of any other right or remedy.  It is expressly acknowledged by Obligors that any failure to satisfy a financial covenant on a measurement date shall not be cured or remedied by satisfaction of such covenant on a subsequent date.

11.6

Judgment Currency

.  If, for the purpose of obtaining judgment in any court or obtaining an order enforcing a judgment, it becomes necessary to convert any amount due under this Agreement in Dollars or in any other currency (hereinafter in this Section 11.6 called the "first currency") into any other currency (hereinafter in this Section 11.6 called the "second currency"), then the conversion shall be made at Agent's spot rate of exchange for buying the first currency with the second currency prevailing at the Agent's close of business on the Business Day next preceding the day on which the judgment is given or (as the case may be) the order is made.  Any payment made by an Obligor to any Credit Party pursuant to this Agreement in the second currency shall constitute a discharge of the obligations of any applicable Obligors to pay to such Credit Party any amount originally due to the Credit Party in the first currency under this Agreement only to the extent of the amount of the first currency which such Credit Party is able, on the date of the receipt by it of such payment in any second currency, to purchase, in accordance with such Credit Party's normal banking procedures, with the amount of such second currency so received.  If the amount of the first currency falls short of the amount originally due to such Credit Party in the first currency under this Agreement, Obligors agree that they will indemnify each Credit Party against and save such Credit Party harmless from any shortfall so arising.  This indemnity shall constitute an obligation of each such Obligor separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due to any Credit Party under any Loan Documents or under any such judgment or order.  Any such shortfall shall be deemed to constitute a loss suffered by such Credit Party and Obligors shall not be entitled to require any proof or evidence of any actual loss.  If the amount of the first currency exceeds the amount originally due to a Credit Party in the first currency under this Agreement, such Credit Party shall promptly remit such excess to Obligors.  The covenants contained in this Section 11.6 shall survive the Full Payment of the Obligations under this Agreement.

SECTION  12.

AGENT

12.1

Appointment, Authority and Duties of Agent.

12.1.1

Appointment and Authority

.  (A)  Each Lender appoints and designates Bank of America as Agent hereunder.  Agent may, and each Lender authorizes Agent to, enter into all Loan Documents to which Agent is intended to be a party and accept all Security Documents, for Agent's benefit and the Pro Rata benefit of Secured Parties.  Each Lender agrees that any action taken by Agent, Required Borrower Group Lenders or Required Lenders in accordance with the provisions of the Loan Documents, and the exercise by Agent or Required Lenders of any rights or remedies set forth therein, together with all other powers reasonably incidental thereto, shall be authorized by and binding upon all Lenders.  Without limiting the generality of the foregoing, Agent shall have the sole and exclusive authority to (a) act as the disbursing and collecting agent for Lenders with respect to all payments and collections arising in connection with the Loan Documents; (b) execute and deliver as Agent each Loan Document, including any intercreditor or subordination agreement, and accept delivery of each Loan Document from any Obligor or other Person; (c) act as collateral agent for Secured Parties for purposes of perfecting and administering Liens under the Loan Documents, and for all other purposes stated therein; (d) manage, supervise or otherwise deal with Collateral; and (e) take any Enforcement Action or otherwise exercise any rights or remedies with respect to any Collateral under the Loan Documents, Applicable Law or otherwise.  The duties of Agent shall be ministerial and administrative in nature, and Agent shall not have a fiduciary relationship with any Lender, Secured Party, Participant or other Person, by reason of any Loan Document or any transaction relating thereto.  Agent alone shall be authorized to determine whether any Accounts, Inventory or Equipment  constitute Eligible Accounts, Eligible Inventory or Eligible Equipment, or whether to impose or release any reserve, and to exercise its Credit Judgment in connection therewith, which determinations and judgments, if exercised in good faith, shall exonerate Agent from liability to any Lender or other Person for any error in judgment.

(B)  For the purposes of creating a solidarité active in accordance with Article 1541 of the Civil Code of Québec between each Secured Party, taken individually, on the one hand, and Agent, on the other hand, each Obligor and each such Secured Party acknowledge and agree with Agent that such Secured Party and Agent are hereby conferred the legal status of solidary creditors of each such Obligor in respect of all Obligations owed by each such Obligor to Agent and such Secured Party hereunder and under the other Loan Documents (collectively, the “Solidary Claim”) and that, accordingly, but subject (for the avoidance of doubt) to Article 1542 of the Civil Code of Québec, each such Obligor is irrevocably bound towards Agent and each Secured Party in respect of the entire Solidary Claim of Agent and such Secured Party.  As a result of the foregoing, the parties hereto acknowledge that Agent and each Secured Party shall at all times have a valid and effective right of action for the entire Solidary Claim of Agent and such Secured Party and the right to give full acquittance for it.  Accordingly, and without limiting the generality of the foregoing, Agent, as solidary creditor with each Secured Party, shall at all times have a valid and effective right of action in respect of the Solidary Claim and the right to give a full acquittance for same.  By its execution of the Loan Documents to which it is a party, each such Obligor not a party hereto shall also be deemed to have accepted the stipulations hereinabove provided.  The parties further agree and acknowledge that such Liens (hypothecs) under the Security Documents and the other Loan Documents shall be granted to Agent, for its own benefit and for the benefit of the Secured Parties, as solidary creditor as hereinabove set forth.

12.1.2

Duties

.  Agent shall not have any duties except those expressly set forth in the Loan Documents.  The conferral upon Agent of any right shall not imply a duty on Agent's part to exercise such right, unless instructed to do so by Required Lenders or Required Borrower Group Lenders in accordance with this Agreement.

12.1.3

Agent Professionals

.  Agent may perform its duties through agents and employees.  Agent may consult with and employ Agent Professionals, and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by an Agent Professional.  Agent shall not be responsible for the negligence or misconduct of any agents, employees or Agent Professionals selected by it with reasonable care.

12.1.4

Instructions of Required Lenders

.  The rights and remedies conferred upon Agent under the Loan Documents may be exercised without the necessity of joinder of any other party, unless required by Applicable Law.  Agent may request instructions from Required Lenders or Required Borrower Group Lenders with respect to any act (including the failure to act) in connection with any Loan Documents, and may seek assurances to its satisfaction from Lenders of their indemnification obligations under Section 12.6 against all Claims that could be incurred by Agent in connection with any act provided that this provision shall not relieve Agent or any Lender for any breach of this Agreement.  Agent shall be entitled to refrain from any act until it has received such instructions or assurances, and Agent shall not incur liability to any Person by reason of so refraining.  Instructions of Required Lenders or Required Borrower Group Lenders shall be binding upon all Lenders, and no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting in accordance with the instructions of Required Lenders or Required Borrower Group Lenders.  Notwithstanding the foregoing, instructions by and consent of all Lenders shall be required in the circumstances described in Section 14.1.1, and in no event shall Required Lenders or Required Borrower Group Lenders, without the prior written consent of each Lender, direct Agent to accelerate and demand payment of Loans held by one Lender without accelerating and demanding payment of all other Loans, nor to terminate the Commitments of one Lender without terminating the Commitments of all Lenders.  In no event shall Agent be required to take any action that, in its opinion, is contrary to Applicable Law or any Loan Documents or could subject any Agent Indemnitee to personal liability.

12.2

Agreements Regarding Collateral and Field Examination Reports.

12.2.1

Lien Releases; Care of Collateral

.  Lenders authorize Agent to release any Lien with respect to any Collateral (a) upon Full Payment of the Obligations; (b) that is the subject of an Asset Disposition which Borrowers certify in writing to Agent is a Permitted Asset Disposition or a Lien which Borrowers certify is a Permitted Lien entitled to priority over Agent’s Liens (and Agent may rely conclusively on any such certificate without further inquiry); (c) other releases of Collateral the fair market value of which does not exceed, as to all such Collateral, $10,000,000 in the aggregate during any Fiscal Year (including, without limitation, releases contemplated by Section 7.3.2); or (d) with the written consent of all Lenders.  Agent shall have no obligation whatsoever to any Lenders to assure that any Collateral exists or is owned by an Obligor, or is cared for, protected, insured or encumbered, nor to assure that Agent's Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral.

12.2.2

Possession of Collateral

.  Agent and Lenders appoint each other Lender as agent (for the benefit of Secured Parties) for the purpose of perfecting Liens in any Collateral held by such Lender, to the extent such Liens are perfected by possession.  If any Lender obtains possession of any Collateral, it shall notify Agent thereof and, promptly upon Agent's request, deliver such Collateral to Agent or otherwise deal with it in accordance with Agent's instructions.

12.2.3

Reports

.  Agent shall promptly, upon receipt thereof, forward to each Lender copies of the results of any field audit, examination or appraisal prepared by or on behalf of Agent with respect to any Obligor or Collateral ("Report").  Each Lender agrees (a) that neither Bank of America nor Agent makes any representation or warranty as to the accuracy or completeness of any Report, and shall not be liable for any information contained in or omitted from any Report; (b) that the Reports are not intended to be comprehensive audits or examinations, and that Agent or any other Person performing any audit or examination will inspect only specific information regarding Obligations or the Collateral and will rely significantly upon Obligors' books and records as well as upon representations of Obligors' officers and employees; and (c) to keep all Reports confidential and strictly for such Lender's internal use, and not to distribute any Report (or the contents thereof) to any Person (except to such Lender's Participants, attorneys and accountants) or use any Report in any manner other than administration of the Loans and other Obligations.  Each Lender agrees to indemnify and hold harmless Agent and any other Person preparing a Report from any action such Lender may take as a result of or any conclusion it may draw from any Report, as well as any Claims arising in connection with any third parties that obtain any part or contents of a Report through such Lender.

12.3

Reliance By Agent

.  Agent shall be entitled to rely, and shall be fully protected in relying, upon any certification, notice or other communication (including those by telephone, telex, telegram, telecopy or e-mail) believed by it to be genuine and correct and to have been signed, sent or made by the proper Person, and upon the advice and statements of Agent Professionals.

12.4

Action Upon Default

.  Agent shall not be deemed to have knowledge of any Default or Event of Default unless it has received written notice from a Lender or Borrower specifying the occurrence and nature thereof.  If any Lender acquires knowledge of a Default or Event of Default, it shall promptly notify Agent and the other Lenders thereof in writing.  Each Lender agrees that, except as otherwise provided in any Loan Documents or with the written consent of Agent and Required Lenders, it will not take any Enforcement Action, accelerate Obligations under any Loan Documents, or exercise any right that it might otherwise have under Applicable Law to credit bid at foreclosure sales, UCC or PPSA sales or other similar dispositions of Collateral.  Notwithstanding the foregoing, however, a Lender may take action to preserve or enforce its rights against an Obligor where a deadline or limitation period is applicable that would, absent such action, bar enforcement of Obligations held by such Lender, including the filing of proofs of claim in an Insolvency Proceeding.

12.5

Ratable Sharing

.  If any Lender shall obtain any payment or reduction of any Obligation, whether through set-off or otherwise, in excess of its share of such Obligation, determined on a Pro Rata basis or in accordance with Section 5.6.1, as applicable, such Lender shall forthwith purchase from Agent, Issuing Bank and the other Lenders such participations in the affected Obligation as are necessary to cause the purchasing Lender to share the excess payment or reduction on a Pro Rata basis or in accordance with Section 5.6.1, as applicable.  If any of such payment or reduction is thereafter recovered from the purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.  No Lender shall set off against any Dominion Account without the prior consent of Agent.

12.6

Indemnification of Agent Indemnitees

.  EACH LENDER SHALL INDEMNIFY AND HOLD HARMLESS AGENT INDEMNITEES, TO THE EXTENT NOT REIMBURSED BY OBLIGORS (BUT WITHOUT LIMITING THE INDEMNIFICATION OBLIGATIONS OF OBLIGORS UNDER ANY LOAN DOCUMENTS), ON A PRO RATA BASIS, AGAINST ALL CLAIMS THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY AGENT INDEMNITEE (OTHER THAN ARISING FROM AN AGENT INDEMNITEE'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), PROVIDED THE CLAIM RELATES TO OR ARISES FROM AN AGENT INDEMNITEE ACTING AS OR FOR AGENT (IN ITS CAPACITY AS AGENT).  In Agent's discretion, it may reserve for any such Claims made against an Agent Indemnitee, and may satisfy any judgment, order or settlement relating thereto, from proceeds of Collateral prior to making any distribution of Collateral proceeds to Lenders.  If Agent is sued by any Creditor Representative, debtor-in-possession or other Person for any alleged preference or fraudulent transfer, then any monies paid by Agent in settlement or satisfaction of such proceeding, together with all interest, costs and expenses (including attorneys' fees) incurred in the defense of same, shall be promptly reimbursed to Agent by each Lender to the extent of its Pro Rata share.

12.7

Limitation on Responsibilities of Agent

.  Agent shall not be liable to Lenders for any action taken or omitted to be taken under the Loan Documents, except for losses directly and solely caused by Agent’s gross negligence or willful misconduct.  Agent does not assume any responsibility for any failure or delay in performance or any breach by any Obligor or Lender of any obligations under the Loan Documents.  Agent does not make to Lenders any express or implied warranty, representation or guarantee with respect to any Obligations, Collateral, Loan Documents or Obligor.  No Agent Indemnitee shall be responsible to Lenders for any recitals, statements, information, representations or warranties contained in any Loan Documents; the execution, validity, genuineness, effectiveness or enforceability of any Loan Documents; the genuineness, enforceability, collectibility, value, sufficiency, location or existence of any Collateral, or the validity, extent, perfection or priority of any Lien therein; the validity, enforceability or collectibility of any Obligations; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Obligor or Account Debtor.  No Agent Indemnitee shall have any obligation to any Lender to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any Obligor of any terms of the Loan Documents, or the satisfaction of any conditions precedent contained in any Loan Documents.

12.8

Successor Agent and Co-Agents.

12.8.1

Resignation; Successor Agent

.  Subject to the appointment and acceptance of a successor Agent as provided below, Agent may resign at any time by giving at least 30 days written notice thereof to Lenders and Borrowers.  Upon receipt of such notice, Required Lenders shall have the right to appoint a successor Agent which shall be (a) a U.S. Lender or an Affiliate of a U.S. Lender; or (b) a commercial bank that is organized under the laws of the United States or any state or district thereof, has a combined capital surplus of at least $200,000,000 and (provided no Default or Event of Default exists) is reasonably acceptable to Borrowers.  If no successor agent is appointed prior to the effective date of the resignation of Agent, then Agent may appoint a successor agent from among Lenders. Until a successor Agent has been appointed, the resignation of Agent shall not become effective.  Upon acceptance by a successor Agent of an appointment to serve as Agent hereunder, such successor Agent shall thereupon succeed to and become vested with all the powers and duties of the retiring Agent without further act, and the retiring Agent shall be discharged from its duties and obligations hereunder but shall continue to have the benefits of the indemnification set forth in Sections 12.6 and 14.2.  Notwithstanding any Agent's resignation, the provisions of this Section 12 shall continue in effect for its benefit with respect to any actions taken or omitted to be taken by it while Agent.  Any successor to Bank of America by merger or acquisition of stock or this loan shall continue to be Agent hereunder without further act on the part of the parties hereto, unless such successor resigns as provided above.

12.8.2

Separate Collateral Agent

.  It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction.  If Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, Agent may appoint an additional Person who is not so limited, as a separate collateral agent or co-collateral agent.  If Agent so appoints a collateral agent or co-collateral agent, each right and remedy intended to be available to Agent under the Loan Documents shall also be vested in such separate agent.  Every covenant and obligation necessary to the exercise thereof by such agent shall run to and be enforceable by it as well as Agent.  Lenders shall execute and deliver such documents as Agent deems appropriate to vest any rights or remedies in such agent.  If any collateral agent or co-collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by Agent until appointment of a new agent.

12.9

Due Diligence and Non-Reliance

.  Each Lender acknowledges and agrees that it has, independently and without reliance upon Agent or any other Lenders, and based upon such documents, information and analyses as it has deemed appropriate, made its own credit analysis of each Obligor and its own decision to enter into this Agreement and to fund Loans and participate in LC Obligations hereunder.  Each Lender has made such inquiries concerning the Loan Documents, the Collateral and each Obligor as such Lender feels necessary.  Each Lender further acknowledges and agrees that the other Lenders and Agent have made no representations or warranties concerning any Obligor, any Collateral or the legality, validity, sufficiency or enforceability of any Loan Documents or Obligations.  Each Lender will, independently and without reliance upon the other Lenders or Agent, and based upon such financial statements, documents and information as it deems appropriate at the time, continue to make and rely upon its own credit decisions in making Loans and participating in LC Obligations, and in taking or refraining from any action under any Loan Documents.  Except for notices, reports and other information expressly requested by a Lender, Agent shall have no duty or responsibility to provide any Lender with any notices, reports or certificates furnished to Agent by any Obligor or any credit or other information concerning the affairs, financial condition, business or Properties of any Obligor (or any of its Affiliates) which may come into possession of Agent or any of Agent's Affiliates.

12.10

Replacement of Certain Lenders

.  If an Applicable Lender (a) fails to fund its Pro Rata share of any Loan or LC Obligation hereunder, and such failure is not cured within two Business Days, (b) defaults in performing any of its obligations under the Loan Documents, or (c) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Required Lenders consented, then, in addition to any other rights and remedies that any Person may have, Agent may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to Eligible Assignee(s) specified by Agent, pursuant to appropriate Assignment and Acceptance(s) and within 20 days after Agent's notice.  Agent is irrevocably appointed as attorney-in-fact to execute any such Assignment and Acceptance if the Lender fails to execute same.  Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).

12.11

Remittance of Payments and Collections.

12.11.1

Remittances Generally

.  All payments by any Lender to Agent shall be made by the time and on the day set forth in this Agreement, in immediately available funds.  If no time for payment is specified or if payment is due on demand by Agent and request for payment is made by Agent by 11:00 a.m.  on a Business Day, payment shall be made by Lender not later than 2:00 p.m.  on such day, and if request is made after 11:00 a.m., then payment shall be made by 11:00 a.m.  on the next Business Day.  Payment by Agent to any Lender shall be made by wire transfer, in the type of funds received by Agent.  Any such payment shall be subject to Agent's right of offset for any amounts due from such Lender under the Loan Documents.

12.11.2

Failure to Pay

.  If any Lender fails to pay any amount when due by it to Agent pursuant to the terms hereof, such amount shall bear interest from the due date until paid at the rate determined by Agent as customary in the banking industry for interbank compensation.  In no event shall Borrowers be entitled to receive credit for any interest paid by a Lender to Agent.

12.11.3

Recovery of Payments

.  If Agent pays any amount to a Lender in the expectation that a related payment will be received by Agent from an Obligor and such related payment is not received, then Agent may recover such amount from each Lender that received it.  If Agent determines at any time that an amount received under any Loan Document must be returned to an Obligor or paid to any other Person pursuant to Applicable Law or otherwise, then, notwithstanding any other term of any Loan Document, Agent shall not be required to distribute such amount to any Lender.  If any amounts received and applied by Agent to any Obligations are later required to be returned by Agent pursuant to Applicable Law, each Lender shall pay to Agent, on demand, such Lender's Pro Rata share of the amounts required to be returned.

12.12

Agent in its Individual Capacity

.  As a Lender, Bank of America shall have the same rights and remedies under the other Loan Documents as any other Lender, and the terms "Lenders," "Required Lenders," "Required Borrower Group Lenders" or any similar term shall include Bank of America in its capacity as a Lender.  Each of Bank of America and its Affiliates may accept deposits from, maintain deposits or credit balances for, invest in, lend money to, provide Bank Products to, act as trustee under indentures of, serve as financial or other advisor to, and generally engage in any kind of business with, Obligors and their Affiliates, as if Bank of America were any other bank, without any duty to account therefor (including any fees or other consideration received in connection therewith) to the other Lenders.  In their individual capacity, Bank of America and its Affiliates may receive information regarding Obligors, their Affiliates and their Account Debtors (including information subject to confidentiality obligations), and each Lender agrees that Bank of America and its Affiliates shall be under no obligation to provide such information to Lenders, if acquired in such individual capacity and not as Agent hereunder.

12.13

Agent Titles

.  Each Lender, other than Bank of America, that is designated (on the cover page of this Agreement or otherwise) by Bank of America as an "Agent" or "Arranger" of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

12.14

No Third Party Beneficiaries

.  This Section 12 is an agreement solely among Lenders and Agent, and shall survive Full Payment of the Obligations.  This Section 12 does not confer any rights or benefits upon Obligors or any other Person.  As between Obligors and Agent, any action that Agent may take under any Loan Documents or with respect to any Obligations shall be conclusively presumed to have been authorized and directed by Lenders.

SECTION  13.

BENEFIT OF AGREEMENT; ASSIGNMENTS AND PARTICIPATIONS

13.1

Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of Obligors, Agent, Lenders, and their respective successors and assigns, except that (a) no Obligor shall have the right to assign its rights or delegate its obligations under any Loan Documents; and (b) any assignment by a Lender must be made in compliance with Section 13.3.  Agent may treat the Person which made any Loan as the owner thereof for all purposes until such Person makes an assignment in accordance with Section 13.3.  Any authorization or consent of a Lender shall be conclusive and binding on any subsequent transferee or assignee of such Lender.

13.2

Participations.

13.2.1

Permitted Participants; Effect

.  Any Lender may, in the ordinary course of its business and in accordance with Applicable Law, at any time sell to a financial institution ("Participant") a participating interest in the rights and obligations of such Lender under any Loan Documents.  Despite any sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for performance of such obligations, such Lender shall remain the holder of its Loans and Borrower Group Commitments for all purposes, all amounts payable by Obligors within the applicable Borrower Group shall be determined as if such Lender had not sold such participating interests, and Obligors within the applicable Borrower Group and Agent shall continue to deal solely and directly with such Lender in connection with the Loan Documents.  Each Lender shall be solely responsible for notifying its Participants of any matters under the Loan Documents, and Agent and the other Lenders shall not have any obligation or liability to any such Participant.  A Participant of U.S. Obligations that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 5.9 unless Borrower Agent agrees otherwise in writing.

13.2.2

Voting Rights

.  Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, waiver or other modification of any Loan Documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Borrower Group Commitment in which such Participant has an interest, postpones the Commitment Termination Date or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Borrower Group Commitment, or releases any Borrower, Guarantor or substantial portion of the Collateral.

13.2.3

Benefit of Set-Off

.  Obligors agree that each Participant shall have a right of set-off in respect of its participating interest to the same extent as if such interest were owing directly to a Lender, and each Lender shall also retain the right of set-off with respect to any participating interests sold by it.  By exercising any right of set-off, a Participant agrees to share with Lenders all amounts received through its set-off, in accordance with Section 12.5 as if such Participant were a Lender.

13.3

Assignments.

13.3.1

Permitted Assignments

.  A Lender may assign to an Eligible Assignee any of its rights and obligations under the Loan Documents, as long as (a) each assignment is of a constant, and not a varying, percentage of the transferor Lender's rights and obligations under the Loan Documents and, in the case of a partial assignment, is in a minimum principal amount of $5,000,000 (unless otherwise agreed by Agent in its discretion) and integral multiples of $5,000,000 in excess of that amount; (b) except in the case of an assignment in whole of a Lender's rights and obligations, the aggregate amount of the Commitments retained by the transferor Lender is at least $5,000,000 (unless otherwise agreed by Agent in its discretion); and (c) the parties to each such assignment shall execute and deliver to Agent, for its acceptance and recording, an Assignment and Acceptance.  Nothing herein shall limit the right of a Lender to pledge or assign any rights under the Loan Documents to (i) any Federal Reserve Bank or the United States Treasury as collateral security pursuant to Regulation A of the Board of Governors and any Operating Circular issued by such Federal Reserve Bank, or (ii) counterparties to swap agreements relating to any Loans; provided, however, that any payment by Obligors to the assigning Lender in respect of any Obligations assigned as described in this sentence shall satisfy Obligors' obligations hereunder to the extent of such payment, and no such assignment shall release the assigning Lender from its obligations hereunder.

13.3.2

Effect; Effective Date

.  Upon delivery to Agent of an assignment notice in the form of Exhibit C and a processing fee of $3,500 (unless otherwise agreed by Agent in its discretion), the assignment shall become effective as specified in the notice, if it complies with this Section 13.3.  From such effective date, the Eligible Assignee shall for all purposes be a Lender under the Loan Documents, and shall have all rights and obligations of a Lender thereunder.  Upon consummation of an assignment and request by a Lender, the transferor Lender, Agent and Borrowers shall make appropriate arrangements for issuance of replacement and/or new Notes, as applicable.  The transferee Lender shall comply with Section 5.10 and deliver, upon request, an administrative questionnaire satisfactory to Agent.

SECTION  14.

MISCELLANEOUS

14.1

Consents, Amendments and Waivers.

14.1.1

Amendment

.  No modification of any Loan Document, including any extension or amendment of a Loan Document or any waiver of a Default or Event of Default, shall be effective without the prior written agreement of Agent (with the consent of Required Lenders) and each Obligor party to such Loan Document; provided, however, that

(a)

without the prior written consent of Agent, no modification shall be effective with respect to any provision in a Loan Document that relates to any rights, duties or discretion of Agent;

(b)

without the prior written consent of Issuing Bank, no modification shall be effective with respect to any LC Obligations or Section 2.3;

(c)

without the prior written consent of each affected Lender, no modification shall be effective that would (i) increase the Borrower Group Commitment of such Lender; or (ii) reduce the amount of, or waive or delay payment of, any principal, interest or fees payable to such Lender; or (iii) increase the aggregate amount of all Commitments other than as provided in Section 2.1.9; and

(d)

without the prior written consent of all Lenders (except a defaulting Lender as provided in Section 4.2), no modification shall be effective that would (i) extend the Revolver Termination Date; (ii) alter Section 5.6, 7.1 (except to add Collateral) or 14.1.1; (iii) amend the definitions of Pro Rata, Required Lenders,  Required Borrower Group Lenders or Specified Reserve; (iv) amend the definition of Borrowing Base or any material defined term contained therein if the effect of such amendment is to increase the advance rates contained therein or to add new types of collateral thereunder; (v) increase any advance rate or, except as provided in Section 2.1.9, increase total Borrower Group Commitments; (vi) release Collateral except as currently contemplated by Section 12.2.1; or (vii) release any Obligor from liability for any Obligations, if such Obligor is Solvent at the time of the release; and

(e)

without the prior written consent of the Required Borrower Group Lenders with respect to a Borrower Group, no amendment or waiver shall be effective that would affect such Borrower Group, the Borrower Group Obligations of such Borrower Group or the Collateral of such Borrower Group.

14.1.2

Limitations

.  The agreement of Borrowers shall not be necessary to the effectiveness of any modification of a Loan Document that deals solely with the rights and duties of Lenders, Agent and/or Issuing Bank as among themselves.  Only the consent of the parties to the Fee Letter or any agreement relating to a Bank Product shall be required for any modification of such agreement, and no Affiliate of a Lender that is party to a Bank Product agreement shall have any other right to consent to or participate in any manner in modification of any other Loan Document.  The making of any Loans during the existence of a Default or Event of Default shall not be deemed to constitute a waiver of such Default or Event of Default, nor to establish a course of dealing.  Any waiver or consent granted by Lenders hereunder shall be effective only if in writing, and then only in the specific instance and for the specific purpose for which it is given.

14.1.3

Payment for Consents

.  No Obligor will, directly or indirectly, pay any remuneration or other thing of value, whether by way of additional interest, fee or otherwise, to any Lender (in its capacity as a Lender hereunder) as consideration for agreement by such Lender with any modification of any Loan Documents, unless such remuneration or value is concurrently paid, on the same terms, on a Pro Rata basis to all Lenders providing their consent.

14.2

Indemnity

.  EACH BORROWER SHALL INDEMNIFY AND HOLD HARMLESS THE INDEMNITEES AGAINST ANY CLAIMS THAT MAY BE INCURRED BY OR ASSERTED AGAINST ANY INDEMNITEE, INCLUDING CLAIMS ARISING FROM THE NEGLIGENCE OF AN INDEMNITEE.  In no event shall any party to a Loan Document have any obligation thereunder to indemnify or hold harmless an Indemnitee with respect to a Claim that is determined in a final, non-appealable judgment by a court of competent jurisdiction to result from the gross negligence or willful misconduct of such Indemnitee.

14.3

Notices and Communications.

14.3.1

Notice Address

.  Subject to Section 4.1.4, all notices and other communications by or to a party hereto shall be in writing and shall be given to any Obligor, at Borrower Agent's address shown on the signature pages hereof, and to any other Person at its address shown on the signature pages hereof (or, in the case of a Person who becomes a Lender after the Closing Date, at the address shown on its Assignment and Acceptance), or at such other address as a party may hereafter specify by notice in accordance with this Section 14.3.  Each such notice or other communication shall be effective only (a) if given by facsimile transmission, when transmitted to the applicable facsimile number, if confirmation of receipt is received; (b) if given by mail, three Business Days after deposit in the U.S. mail (or, in the case of a Canadian Obligor, the Canadian mail system), with first-class postage pre-paid, addressed to the applicable address; or (c) if given by personal delivery, when duly delivered to the notice address with receipt acknowledged.  Notwithstanding the foregoing, no notice to Agent pursuant to Section 2.1.6, 2.3, 3.1.2, 3.1.3 or 4.1.1 shall be effective until actually received by the individual to whose attention at Agent such notice is required to be sent.  Any written notice or other communication that is not sent in conformity with the foregoing provisions shall nevertheless be effective on the date actually received by the noticed party.  Any notice received by Borrower Agent shall be deemed received by all Obligors.

14.3.2

Electronic Communications; Voice Mail

.  Electronic mail and internet websites may be used only for routine communications, such as financial statements, Borrowing Base Certificates and other information required by Section 10.1.2, administrative matters, distribution of Loan Documents for execution, and matters permitted under Section 4.1.4.  Agent and Lenders make no assurances as to the privacy and security of electronic communications.  Electronic and voice mail may not be used as effective notice under the Loan Documents.

14.3.3

Non-Conforming Communications

.  Agent and Lenders may rely upon any notices purportedly given by or on behalf of any Obligor even if such notices were not made in a manner specified herein, were incomplete or were not confirmed, or if the terms thereof, as understood by the recipient, varied from a later confirmation.  Each Borrower shall indemnify and hold harmless each Indemnitee from any liabilities, losses, costs and expenses arising from any telephonic communication purportedly given by or on behalf of an Obligor.

14.4

Performance of Borrowers' Obligations

.  Agent may, in its reasonable discretion at any time and from time to time, at the expense of Borrowers within the applicable Borrower Group, pay any amount or do any act required of an Obligor under any Loan Documents or otherwise lawfully requested by Agent to (a) enforce any Loan Documents or collect any Obligations; (b) protect, insure, maintain or realize upon any Collateral; or (c) defend or maintain the validity or priority of Agent's Liens in any Collateral, including any payment of a judgment, insurance premium, warehouse charge, finishing or processing charge, or landlord claim, or any discharge of a Lien.  All payments, costs and expenses (including Extraordinary Expenses) of Agent under this Section shall be reimbursed to Agent by Borrowers, on demand, with interest from the date incurred to the date of payment thereof at the Default Rate applicable to U.S. Base Rate Revolver Loans.  Any payment made or action taken by Agent under this Section shall be without prejudice to any right to assert an Event of Default or to exercise any other rights or remedies under the Loan Documents.

14.5

Credit Inquiries

.  Each Obligor hereby authorizes Agent and Lenders (but they shall have no obligation) to respond to usual and customary credit inquiries from third parties concerning any Obligor or Subsidiary.

14.6

Severability

.  Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be valid under Applicable Law.  If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of the Loan Documents shall remain in full force and effect.

14.7

Cumulative Effect; Conflict of Terms

.  The provisions of the Loan Documents are cumulative.  The parties acknowledge that the Loan Documents may use several limitations, tests or measurements to regulate similar matters, and they agree that these are cumulative and that each must be performed as provided.  Except as otherwise provided in another Loan Document (by specific reference to the applicable provision of this Agreement), if any provision contained herein is in direct conflict with any provision in another Loan Document, the provision herein shall govern and control.

14.8

Counterparts

.  Any Loan Document may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement shall become effective when Agent has received counterparts bearing the signatures of all parties hereto.  Delivery of a signature page of any Loan Document by telecopy or electronic mail shall be effective as delivery of a manually executed counterpart of such agreement.

14.9

Entire Agreement

.  Time is of the essence of the Loan Documents.  The Loan Documents constitute the entire contract among the parties relating to the subject matter hereof, and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

14.10

Relationship with Lenders

.  The obligations of each Lender hereunder are several, and no Lender shall be responsible for the obligations or Commitments of any other Lender.  Amounts payable hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled, to the extent not otherwise restricted hereunder, to protect and enforce its rights arising out of the Loan Documents.  It shall not be necessary for Agent or any other Lender to be joined as an additional party in any proceeding for such purposes.  Nothing in this Agreement and no action of Agent or Lenders pursuant to the Loan Documents shall be deemed to constitute Agent and Lenders to be a partnership, association, joint venture or any other kind of entity, nor to constitute control of any Borrower.

14.11

Lender Loss Sharing Agreement

.

(a)

Definitions.  As used in this Section 14.11, the following terms shall have the following meanings:

(i)

CAM: the mechanism for the allocation and exchange of interests in the Loans, participations in Letters of Credit and collections thereunder established under Section 14.11(b).

(ii)

CAM Exchange: the exchange of the U.S. Lenders’ interests and the Canadian Lenders' interests provided for in Section 14.11(b).

(iii)

CAM Exchange Date: the first date after the Closing Date on which there shall occur (a) any event described in Section 11.1(j) with respect to any Borrower, or (b) an acceleration of Loans and termination of the Commitments pursuant to Section 11.2.

(iv)

CAM Percentage: as to each Lender, a fraction, (a) the numerator of which shall be the aggregate amount of such Lender’s Commitments immediately prior to the CAM Exchange Date and the termination of the Commitments, and (b) the denominator of which shall be the amount of the Commitments of all the Lenders immediately prior to the CAM Exchange Date and the termination of the Commitments.

(v)

Designated Obligations: all Obligations of the Borrowers with respect to (a) principal and interest under the U.S. Revolver Loans, Canadian Revolver Loans, Swingline Loans, Overadvance Loans and Protective Advances, (b) unreimbursed drawings under Letters of Credit and interest thereon, and (c) fees under Sections 3.2.1 and 3.2.2(a).

(vi)

Revolver Facilities: the facility established under the U.S. Revolver Commitments and the Canadian Revolver Commitments, and Revolver Facility means any one of such Revolver Facilities.

(b)

CAM Exchange.

(i)

On the CAM Exchange Date,

a.

the U.S. Revolver Commitments and the Canadian Revolver Commitments shall have terminated in accordance with Section 11.2 of this Agreement,

b.

each U.S. Lender shall fund its participation in any outstanding Swingline Loans and Protective Advances in accordance with Section 4.1.3(b) and Section 2.1.8 of this Agreement, and each Canadian Lender shall fund its participation in any outstanding Swingline Loans and Protective Advances in accordance with Section 4.1.3(b) and Section 2.1.8 of this Agreement,

c.

each U.S. Lender shall fund its participation in any unreimbursed drawings made under the applicable Letters of Credit pursuant to Section 2.3.2(b), and

d.

the Lenders shall purchase at par interests in the Designated Obligations under each Revolver Facility (and shall make payments to Agent for reallocation to other Lenders to the extent necessary to give effect to such purchases) and shall assume the obligations to reimburse Issuing Bank for unreimbursed drawings under outstanding Letters of Credit under such Revolver Facility such that, in lieu of the interests of each Lender in the Designated Obligations under the U.S. Revolver Commitments and the Canadian Revolver Commitments in which it shall participate immediately prior to the CAM Exchange Date, such Lender shall own an interest equal to such Lender’s CAM Percentage in each component of the Designated Obligations immediately following the CAM Exchange.

(ii)

Each Lender and each Person acquiring a participation from any Lender as contemplated by Section 13.2 hereby consents and agrees to the CAM Exchange.  Each Borrower agrees from time to time to execute and deliver to Lenders all such promissory notes and other instruments and documents as Agent shall reasonably request to evidence and confirm the respective interests and obligations of Lenders after giving effect to the CAM Exchange, and each Lender agrees to surrender any promissory notes originally received by it in connection with its Loans under this Agreement to Agent against delivery of any promissory notes so executed and delivered; provided that the failure of any Lender to deliver or accept any such promissory note, instrument or document shall not affect the validity or effectiveness of the CAM Exchange.

(iii)

As a result of the CAM Exchange, from and after the CAM Exchange Date, each payment received by Agent pursuant to any Loan Document in respect of any of the Designated Obligations shall be distributed to Lenders, pro rata in accordance with their respective CAM Percentages.

(iv)

In the event that on or after the CAM Exchange Date, the aggregate amount of the Designated Obligations shall change as a result of the making of a disbursement under a Letter of Credit by Issuing Bank that is not reimbursed by U.S. Borrowers, then each Lender shall promptly reimburse Issuing Bank for its CAM Percentage of such unreimbursed payment.

(c)

Notwithstanding any other provision of this Section 14.11, Agent and each Lender agree that if Agent or a Lender is required under Applicable Law to withhold or deduct any taxes or other amounts from payments made by it hereunder or as a result hereof, such Person shall be entitled to withhold or deduct such amounts and pay over such taxes or other amounts to the applicable Governmental Authority imposing such tax without any obligation to indemnify Agent or any Lender with respect to such amounts and without any other obligation of gross up or offset with respect thereto and there shall be no recourse whatsoever by Agent or any Lender subject to such withholding to Agent or any other Lender making such withholding and paying over such amounts, but without diminution of the rights of Agent or such Lender subject to such withholding as against Borrowers and the other Obligors to the extent (if any) provided in this Agreement and the other Loan Documents.  Any amounts so withheld or deducted shall be treated as, for the purpose of this Section 14.11, having been paid to Agent or such Lender with respect to which such withholding or deduction was made.

14.12

No Advisory or Fiduciary Responsibility

.  In connection with all aspects of each transaction contemplated by any Loan Document, Obligors acknowledge and agree that (a)(i) this credit facility and any related arranging or other services by Agent, any Lender, any of their Affiliates or any arranger are arm's-length commercial transactions between Obligors and such Person; (ii) Obligors have consulted their own legal, accounting, regulatory and tax advisors to the extent they have deemed appropriate; and (iii) Obligors are capable of evaluating and understanding, and do understand and accept, the terms, risks and conditions of the transactions contemplated by the Loan Documents; (b) each of Agent, Lenders, their Affiliates and any arranger is and has been acting solely as a principal in connection with this credit facility, is not the financial advisor, agent or fiduciary for Obligors, any of their Affiliates or any other Person, and has no obligation with respect to the transactions contemplated by the Loan Documents except as expressly set forth therein; and (c) Agent, Lenders, their Affiliates and any arranger may be engaged in a broad range of transactions that involve interests that differ from Obligors and their Affiliates, and have no obligation to disclose any of such interests to Obligors or their Affiliates.  To the fullest extent permitted by Applicable Law, each Obligor hereby waives and releases any claims that it may have against Agent, Lenders, their Affiliates and any arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by a Loan Document provided, that such waiver shall not apply to any claims arising other than for breach of agency or fiduciary duty.

14.13

Confidentiality

.  Each of Agent, Lenders and Issuing Bank agrees to maintain the confidentiality of all Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners); (c) to the extent required by Applicable Law or by any subpoena or similar legal process; (d) to any other party hereto; (e) in connection with the exercise of any remedies, the enforcement of any rights, or any action or proceeding relating to any Loan Documents; (f) subject to an agreement containing provisions substantially the same as those of this Section, to any Transferee or any actual or prospective party (or its advisors) to any Bank Product; (g) with the consent of Borrower Agent; or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to Agent, any Lender, Issuing Bank or any of their Affiliates on a nonconfidential basis from a source other than Obligors.  Notwithstanding the foregoing, Agent and Lenders may issue and disseminate to the public general information describing this credit facility, including the names and addresses of Obligors and a general description of Obligors' businesses, and may use Obligors' names in advertising and other promotional materials.  For purposes of this Section, "Information" means all information received from an Obligor or Subsidiary relating to it or its business, other than any information that is available to Agent, any Lender or Issuing Bank on a nonconfidential basis prior to disclosure by the Obligor or Subsidiary, provided that, in the case of information received from an Obligor or Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information pursuant to this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.  Each of Agent, Lenders and Issuing Bank acknowledges that (i) Information may include material non-public information concerning an Obligor or Subsidiary; (ii) it has developed compliance procedures regarding the use of material non-public information; and (iii) it will handle such material non-public information in accordance with Applicable Law, including federal and state securities laws.

14.14

Certifications Regarding Indentures

.  Obligors certify to Agent and Lenders that neither the execution or performance of the Loan Documents nor the incurrence of any Obligations by Obligors violates the Indenture, including Section 4.09 thereof.  Obligors further certify that this Agreement constitutes the "Credit Agreement" and the Commitments and Obligations constitute "Senior Debt" and the only "Credit Facility" under (and as each such term is defined in) the Indenture.  Agent may condition Borrowings, Letters of Credit and other credit accommodations under the Loan Documents from time to time upon Agent's receipt of a certification from Borrower Agent that this Agreement continues to constitute the "Credit Agreement" and the Commitments and Obligations continue to constitute "Senior Debt" and the only "Credit Facility" at such time.

14.15

GOVERNING LAW

.  THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, UNLESS OTHERWISE SPECIFIED, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PRINCIPLES (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATION LAW AND FEDERAL LAWS RELATING TO NATIONAL BANKS); PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN NEW YORK SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.

14.16

Consent to Forum

.  EACH OBLIGOR HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT SITTING IN OR WITH JURISDICTION OVER NEW YORK, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT.  EACH OBLIGOR IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT'S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 14.3.1.  Nothing herein shall limit the right of Agent or any Lender to bring proceedings against any Obligor in any other court, nor limit the right of any party to serve process in any other manner permitted by Applicable Law.  Nothing in this Agreement shall be deemed to preclude enforcement by Agent of any judgment or order obtained in any forum or jurisdiction.

14.17

Waivers by Obligors

.  To the fullest extent permitted by Applicable Law, each Obligor waives (a) the right to trial by jury (which Agent and each Lender hereby also waives) in any proceeding or dispute of any kind relating in any way to any Loan Documents, Obligations or Collateral; (b) presentment, demand, protest, notice of presentment, default, non-payment, maturity, release, compromise, settlement, extension or renewal of any commercial paper, accounts, documents, instruments, chattel paper and guaranties at any time held by Agent on which an Obligor may in any way be liable, and hereby ratifies anything Agent may do in this regard; (c) notice prior to taking possession or control of any Collateral; (d) any bond or security that might be required by a court prior to allowing Agent to exercise any rights or remedies; (e) the benefit of all valuation, appraisement and exemption laws; (f) any claim against Agent or any Lender, on any theory of liability, for special, indirect, consequential, exemplary or punitive damages (as opposed to direct or actual damages) in any way relating to any Enforcement Action, Obligations, Loan Documents or transactions relating thereto; and (g) notice of acceptance hereof.  Each Obligor acknowledges that the foregoing waivers are a material inducement to Agent and Lenders entering into this Agreement and that Agent and Lenders are relying upon the foregoing in their dealings with Obligors.  Each Obligor has reviewed the foregoing waivers with its legal counsel and has knowingly and voluntarily waived its jury trial and other rights following consultation with legal counsel.  In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

14.18

Patriot Act Notice

.  Agent and Lenders hereby notify Obligors that pursuant to the requirements of the Patriot Act, Agent and Lenders are required to obtain, verify and record information that identifies each Obligor, including its legal name, address, tax ID number and other information that will allow Agent and Lenders to identify it in accordance with the Patriot Act.  Agent and Lenders will also require information regarding each personal guarantor, if any, and may require information regarding Obligors' management and owners, such as legal name, address, social security number and date of birth.

[Remainder of page intentionally left blank; signatures begin on following page]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date set forth above.

U.S. BORROWERS:

INTERTAPE POLYMER CORP.

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth, Vice President

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

IPG (US) HOLDINGS INC. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, Vice President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293
IPG (US) INC. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, Vice President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293

Loan and Security Agreement - Bank of America

CANADIAN BORROWER:

INTERTAPE POLYMER INC.

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth, Vice President

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

GUARANTORS: ECP GP II INC. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, Vice President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293

ECP L.P.

By: ECP GP II Inc., General Partner

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth, Vice President

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

Loan and Security Agreement

INTERTAPE POLYMER GROUP INC.

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth,

      Vice President Human Resources

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

INTERTAPE POLYMER US INC.

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth,

      Vice President Human Resources

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

IPG FINANCIAL SERVICES INC. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, Vice President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293

IPG HOLDINGS LP

By: Intertape Polymer Inc., General Partner

By: /s/ Burgess H. Hildreth

       Burgess H. Hildreth, Vice President

Address:

3647 Cortez Road West

Bradenton, FL 34210

Attn: Victor DiTommaso, CFA

Telecopy: 941-727-5293

Loan and Security Agreement

SPUNTECH FABRICS INC. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, Vice President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293
POLYMER INTERNATIONAL CORP. By: /s/ Burgess H. Hildreth Burgess H. Hildreth, President Address: 3647 Cortez Road West Bradenton, FL 34210 Attn: Victor DiTommaso, CFA Telecopy: 941-727-5293

Loan and Security Agreement

AGENT AND LENDERS:

BANK OF AMERICA, N.A.,

as Agent and a U.S. Lender

By: /s/ Seth Benefield

Name: Seth Benefield

Title: Vice President

Address:

300 Galleria Parkway

Suite 800

Atlanta, Georgia 30339
Attn: Intertape Loan Administration

Telecopy: 770-859-2483

BANK OF AMERICA, N.A. (acting through its Canada branch), as a Canadian Lender

By: /s/ Nelson Lam

Name: Nelson Lam

Title: Vice President

Address:

300 Galleria Parkway

Suite 800

Atlanta, Georgia 30339
Attn: Intertape Loan Administration

Telecopy: 770-859-2483

Loan and Security Agreement - Bank of America

CAPITAL ONE LEVERAGE FINANCE CORP. By: /s/ Jose J. Garcia Name: Jose J. Garcia Title: Vice President Address: 5430 LBJ Freeway Suite 1540 Dallas, Texas 75240 Attn: Todd Kemme Telecopy: 972-770-2671

Loan and Security Agreement - Capital One

COMERICA BANK

By: /s/ Larry S. Yamamoto

Name: Larry S. Yamamoto

Title: Vice President, Corporate Finance

Address:

200 Bay St.

Suite 2210

South Tower - Royal Bank Plaza

Toronto, Ontario M5J 2J2

Attn: Larry S. Yamamoto

Telecopy: 416-646-4806

Loan and Security Agreement - Comerica

JPMORGAN CHASE BANK, N.A., as a U.S. Lender and a Co-Documentation Agent

By: /s/ Barry Walsh

Name: Barry Walsh

Title: Vice President

Address:

120 South LaSalle Street

Chicago, Illinois 60603-3403

Attn: M. McCullough

Telecopy: 216-781-2071

Loan and Security Agreement - JPMorgan

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as a Canadian Lender

By: /s/ Barry Walsh

Name: Barry Walsh

Title: Vice President

Address:

200 Bay Street

Royal Bank Plaza

South Tower, Suite 1800

Toronto, Ontario M5J 2J2

Attn: Barry J. Walsh

Telecopy: 416-981-2375

Loan and Security Agreement - JPMorgan (Toronto)

LLOYDS TSB COMMERCIAL

FINANCE LIMITED

By: /s/ Jeremy Harrison

Name: Jeremy Harrison

Title: Director - ABL

Address:

1251 Avenue of the Americas

39th Floor

New York, New York 10020

Attn: Jeremy Harrison

Telecopy: 212-930-5098

Loan and Security Agreement - Lloyds

REGIONS BANK

By: /s/ Catherine A. Cowan

Name: Catherine A. Cowan

Title: Senior Vice President

Address:

191 Peachtree Street NE

Suite 3800

Atlanta, Georgia 30303

Attn: Catherine Cowan

Telecopy: 404-221-4361

Loan and Security Agreement - Regions

SIEMENS FINANCIAL SERVICES, INC. By: /s/ Jim Fuller Name: Jim Fuller Title: VP & Co-Head Address: 170 Wood Avenue South Iselin, New Jersey 08830 Attn: Thomas Sikora Telecopy: 732-590-6648

Loan and Security Agreement - Siemens

U.S. BANK, NATIONAL ASSOCIATION, as a U.S. Lender

By: /s/ Carolyn M. Rooney

Name: Carolyn M. Rooney

Title: Vice President

Address:

One U.S. Bank Plaza

7th & Washington

St. Louis, Missouri 63101

Attn: Carolyn M. Rooney

Telecopy: 314-418-8555

Loan and Security Agreement - U.S. Bank

U.S. BANK, NATIONAL ASSOCIATION, as a Canadian Lender

By: /s/ Kevin Jephcott

Name: Kevin Jephcott

Title: Principal Officer

Address:

120 Adelaide Street West

Suite 2300

Toronto, Ontario M5H 1T1

Attn: Kevin Jephcott

Telecopy: 416-306-3565

Loan and Security Agreement - U.S. Bank

WACHOVIA BANK,

NATIONAL ASSOCIATION, as a U.S. Lender and a Co-Documentation Agent

By: /s/ Tom Blackman

Name: Tom Blackman

Title: Vice President

Address:

110 East Broward Boulevard

Suite 2050

Fort Lauderdale, Florida 33301

Attn: Josephine Norris

Telecopy: 954-467-5520

Loan and Security Agreement - Wachovia

WACHOVIA CAPITAL FINANCE CORPORATION (CANADA), as a Canadian Lender

By: /s/ Sophie Ronan

Name: Sophie Ronan

Title: Vice President Relationship Manager

Wachovia Capital Finance of Canada

Address:

141 Adelaide Street West

Suite 1500

Toronto, ON M5H 3L5

CANADA

Attn:  Sophie Ronan

Telecopy:  416-364-8165

Loan and Security Agreement - Wachovia (Canada)

EXHIBIT A - 1

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Loan and Security Agreement

CANADIAN REVOLVER NOTE

March 28, 2008	U.S. $___________________	New York, New York

INTERTAPE POLYMER INC., a corporation organized under the Canadian Business Corporation Act ("Canadian Borrower"), for value received, hereby unconditionally promises to pay to the order of ____________________________ ("Lender"), the principal sum of ______________________________ UNITED STATES DOLLARS (U.S. $___________), or such lesser amount as may be advanced by Lender as Canadian Revolver Loans from time to time under the Loan Agreement described below, together with all accrued and unpaid interest thereon.  Terms are used herein as defined in the Loan and Security Agreement dated March 28, 2008, among INTERTAPE POLYMER CORP., a Delaware corporation ("Intertape Polymer Corp."), IPG (US) HOLDINGS INC., a Delaware corporation ("IPG (US) Holdings"), and IPG (US) INC., a Delaware corporation ("IPG (US) Inc." and together with Intertape Polymer Corp., and IPG (US) Holdings, collectively, "U.S. Borrowers" and each a "U.S. Borrower"), Canadian Borrower, certain affiliates of U.S. Borrowers and Canadian Borrower as Guarantors, BANK OF AMERICA, N.A., as Agent, Issuing Bank and a Lender, and certain other financial institutions, as such agreement may be amended, modified, restated, renewed or extended from time to time ("Loan Agreement").

Principal of and interest on this Note from time to time outstanding shall be due and payable as provided in the Loan Agreement and shall be payable in Canadian Dollars or Dollars as required under the Loan Agreement.   This Note is issued pursuant to and evidences Canadian Revolver Loans under the Loan Agreement, to which reference is made for a statement of the rights and obligations of Lender and the duties and obligations of Canadian Borrower.  The Loan Agreement contains provisions for acceleration of the maturity of this Note upon the happening of certain stated events, and for the borrowing, prepayment and reborrowing of amounts upon specified terms and conditions.

The holder of this Note is hereby authorized by Canadian Borrower to record on a schedule annexed to this Note (or on a supplemental schedule) the amounts owing with respect to Canadian Revolver Loans, and the payment thereof.  Failure to make any notation, however, shall not affect the rights of the holder of this Note or any obligations of Canadian Borrower hereunder or under any other Loan Documents.

Time is of the essence of this Note.  Canadian Borrower and all endorsers, sureties and guarantors of this Note hereby severally waive demand, presentment for payment, protest, notice of protest, notice of intention to accelerate the maturity of this Note, diligence in collecting, the bringing of any suit against any party, and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions and covenants, or any releases or substitutions of any security, or any delay, indulgence or other act of any trustee or any holder hereof, whether before or after maturity.  Canadian Borrower agrees to pay, and to save the holder of this Note harmless against, any liability for the payment of all costs and expenses (including without limitation reasonable attorneys' fees) if this Note is collected by or through an attorney-at-law.

In no contingency or event whatsoever shall the amount paid or agreed to be paid to the holder of this Note for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permitted under Applicable Law.  If any such excess amount is inadvertently paid by Canadian Borrower or inadvertently received by the holder of this Note, such excess shall be returned to Canadian Borrower or credited as a payment of principal, in accordance with the Loan Agreement.  It is the intent hereof that Canadian Borrower not pay or contract to pay, and that holder of this Note not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by Canadian Borrower under Applicable Law.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of law principles thereof other than Section 5-1401 of the New York General Obligations Law.

IN WITNESS WHEREOF, this Canadian Revolver Note is executed as of the date set forth above.

INTERTAPE POLYMER INC. By_____________________________________ Burgess H. Hildreth, Vice President

EXHIBIT A - 2

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Loan and Security Agreement

U.S. REVOLVER NOTE

March 28, 2008	$___________________	New York, New York

INTERTAPE POLYMER CORP., a Delaware corporation ("Intertape Polymer Corp."),  IPG (US) HOLDINGS INC., a Delaware corporation ("IPG (US) Holdings") and IPG (US) INC., a Delaware corporation ("IPG (US) Inc.", and together with Intertape Polymer Corp., and IPG (US) Holdings, collectively, "U.S. Borrowers" and each a "U.S. Borrower") for value received, hereby unconditionally promise to pay, on a joint and several basis, to the order of ____________________________ ("Lender"), the principal sum of ______________________________ DOLLARS ($___________), or such lesser amount as may be advanced by Lender as U.S. Revolver Loans and owing as LC Obligations from time to time under the Loan Agreement described below, together with all accrued and unpaid interest thereon.  Terms are used herein as defined in the Loan and Security Agreement dated March 28, 2008, among U.S. Borrowers, Intertape Polymer Inc., a corporation organized under the Canada Business Corporations Act, as Canadian Borrower, certain affiliates of U.S. Borrowers and Canadian Borrower as Guarantors, Bank of America, N.A., as Agent, Issuing Bank and a Lender, and certain other financial institutions, as such agreement may be amended, modified, restated, renewed or extended from time to time ("Loan Agreement").

Principal of and interest on this Note from time to time outstanding shall be due and payable as provided in the Loan Agreement.  This Note is issued pursuant to and evidences U.S. Revolver Loans and LC Obligations under the Loan Agreement, to which reference is made for a statement of the rights and obligations of Lender and the duties and obligations of U.S. Borrowers.  The Loan Agreement contains provisions for acceleration of the maturity of this Note upon the happening of certain stated events, and for the borrowing, prepayment and reborrowing of amounts upon specified terms and conditions.

The holder of this Note is hereby authorized by U.S. Borrowers to record on a schedule annexed to this Note (or on a supplemental schedule) the amounts owing with respect to U.S. Revolver Loans and LC Obligations, and the payment thereof.  Failure to make any notation, however, shall not affect the rights of the holder of this Note or any obligations of U.S. Borrowers hereunder or under any other Loan Documents.

Time is of the essence of this Note.  Each U.S. Borrower and all endorsers, sureties and guarantors of this Note hereby severally waive demand, presentment for payment, protest, notice of protest, notice of intention to accelerate the maturity of this Note, diligence in collecting, the bringing of any suit against any party, and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions and covenants, or any releases or substitutions of any security, or any delay, indulgence or other act of any trustee or any holder hereof, whether before or after maturity.  U.S. Borrowers jointly and severally agree to pay, and to save the holder of this Note harmless against, any liability for the payment of all costs and expenses (including without limitation reasonable attorneys' fees) if this Note is collected by or through an attorney-at-law.

In no contingency or event whatsoever shall the amount paid or agreed to be paid to the holder of this Note for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permitted under Applicable Law.  If any such excess amount is inadvertently paid by U.S. Borrowers or inadvertently received by the holder of this Note, such excess shall be returned to U.S. Borrowers or credited as a payment of principal, in accordance with the Loan Agreement.  It is the intent hereof that U.S. Borrowers not pay or contract to pay, and that holder of this Note not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by U.S. Borrowers under Applicable Law.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of law principles thereof other than Section 5-1401 of the New York General Obligations Law.

IN WITNESS WHEREOF, this U.S. Revolver Note is executed as of the date set forth above.

INTERTAPE POLYMER CORP. By:______________________________________ Burgess H. Hildreth, Vice President [CORPORATE SEAL]
IPG (US) HOLDINGS INC. By:______________________________________ Burgess H. Hildreth, Vice President [CORPORATE SEAL]
IPG (US) INC. By:______________________________________ Burgess H. Hildreth, Vice President [CORPORATE SEAL]

EXHIBIT B

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Loan and Security Agreement

ASSIGNMENT AND ACCEPTANCE

Reference is made to the Loan and Security Agreement dated March 28, 2008, as amended ("Loan Agreement"), among INTERTAPE POLYMER CORP., a Delaware corporation ("Intertape Polymer Corp."), IPG (US) HOLDINGS INC., a Delaware corporation ("IPG (US) Holdings"), and IPG (US) INC., a Delaware corporation ("IPG (US) Inc.", and together with Intertape Polymer Corp., and IPG (US) Holdings, collectively, "U.S. Borrowers" and each a "U.S. Borrower"), INTERTAPE POLYMER INC., a corporation organized under the Canadian Business Corporation Act as Canadian Borrower, certain affiliates of U.S. Borrowers and Canadian Borrower as Guarantors, BANK OF AMERICA, N.A., as agent ("Agent"), Issuing Bank and a Lender, and certain other financial institutions.  Terms are used herein as defined in the Loan Agreement.

______________________________________ ("Assignor") and _________________________ _____________ ("Assignee") agree as follows:

1.

Assignor hereby assigns to Assignee and Assignee hereby purchases and assumes from Assignor (a) a principal amount of $________ of Assignor's outstanding U.S. Revolver Loans and $___________ of Assignor's participations in LC Obligations, (b) the amount of $__________ of Assignor's Borrower Group Commitment to U.S. Borrowers (which represents ____% of the total Borrower Group Commitments to U.S. Borrowers), (c) a principal amount of Cdn $________ of Assignor's outstanding Canadian Revolver Loans denominated in Canadian Dollars, (d) a principal amount of $________ of Assignor's outstanding Canadian Revolver Loans denominated in U.S. Dollars, and (e) the amount of the [Canadian Dollar Equivalent] of $__________ of Assignor's Borrower Group Commitment to Canadian Borrower (which represents ____% of the total Borrower Group Commitments to Canadian Borrower) (the foregoing items being, collectively, the "Assigned Interest"), together with an interest in the Loan Documents corresponding to the Assigned Interest.  This Agreement shall be effective as of the date ("Effective Date") indicated in the corresponding Assignment Notice delivered to Agent, provided such Assignment Notice is executed by Assignor, Assignee, Agent and Borrower Agent, if applicable.  From and after the Effective Date, Assignee hereby expressly assumes, and undertakes to perform, all of Assignor's obligations in respect of the Assigned Interest, and all principal, interest, fees and other amounts which would otherwise be payable to or for Assignor's account in respect of the Assigned Interest shall be payable to or for Assignee's account, to the extent such amounts accrue on or after the Effective Date.

2.

Assignor (a) represents that as of the date hereof, prior to giving effect to this assignment, its Borrower Group Commitment to U.S. Borrowers is $__________, the outstanding balance of its U.S. Revolver Loans and participations in LC Obligations is $__________, its Borrower Group Commitment to Canadian Borrower is the [Canadian Dollar Equivalent] of $__________, the outstanding balance of its Canadian Revolver Loans denominated in Canadian Dollars is Cdn $__________, and the outstanding balance of its Canadian Revolver Loans denominated in U.S. Dollars is $__________; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement or any other instrument or document furnished pursuant thereto, other than that Assignor is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; and

(c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrowers or the performance by Borrowers of their obligations under the Loan Documents.  [Assignor is attaching the Note[s] held by it and requests that Agent exchange such Note[s] for new Notes payable to Assignee [and Assignor].]

3.

Assignee (a) represents and warrants that it is legally authorized to enter into this Assignment and Acceptance; (b) confirms that it has received copies of the Loan Agreement and such other Loan Documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (c) agrees that it shall, independently and without reliance upon Assignor and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents; (d) confirms that it is an Eligible Assignee; (e) appoints and authorizes Agent to take such action as agent on its behalf and to exercise such powers under the Loan Agreement as are delegated to Agent by the terms thereof, together with such powers as are incidental thereto; (f) agrees that it will observe and perform all obligations that are required to be performed by it as a "Lender," [["Canadian Lender"] and ["U.S. Lender"]] under the Loan Documents; and (g) represents and warrants that the assignment evidenced hereby will not result in a non-exempt "prohibited transaction" under Section 406 of ERISA.

4.

This Agreement shall be governed by the laws of the State of New York.  If any provision is found to be invalid under Applicable Law, it shall be ineffective only to the extent of such invalidity and the remaining provisions of this Agreement shall remain in full force and effect.

5.

Each notice or other communication hereunder shall be in writing, shall be sent by messenger, by telecopy or facsimile transmission, or by first-class mail, shall be deemed given when sent and shall be sent as follows:

(a)

If to Assignee, to the following address (or to such other address as Assignee may designate from time to time):

__________________________

__________________________

__________________________

(b)

If to Assignor, to the following address (or to such other address as Assignor may designate from time to time):

__________________________

__________________________

__________________________

__________________________

Payments hereunder shall be made by wire transfer of immediately available Dollars [or Canadian Dollars, if applicable,] as follows:

If to Assignee, to the following account (or to such other account as Assignee may designate from time to time):

______________________________

ABA No._______________________

1

______________________________

Account No.____________________

Reference:  _____________________

If to Assignor, to the following account (or to such other account as Assignor may designate from time to time):

______________________________

______________________________

ABA No._______________________

______________________________

Account No.____________________

Reference:  _____________________

IN WITNESS WHEREOF, this Assignment and Acceptance is executed as of _____________.

_____________________________________

("Assignee")

By___________________________________

     Title:

_____________________________________

("Assignor")

By___________________________________

     Title:

2

EXHIBIT C

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Loan and Security Agreement

ASSIGNMENT NOTICE

Reference is made to (1) the Loan and Security Agreement dated March 28, 2008, as amended ("Loan Agreement"), among INTERTAPE POLYMER CORP., a Delaware corporation ("Intertape Polymer Corp."), IPG (US) HOLDINGS INC., a Delaware corporation ("IPG (US) Holdings"), and IPG (US) INC., a Delaware corporation ("IPG (US) Inc.", and together with Intertape Polymer Corp., and IPG (US) Holdings, collectively, "U.S. Borrowers" and each a "U.S. Borrower"), INTERTAPE POLYMER INC., a corporation organized under the Canadian Business Corporation Act, as Canadian Borrower, certain affiliates of U.S. Borrowers and Canadian Borrower as Guarantors, BANK OF AMERICA, N.A., as agent ("Agent"), Issuing Bank and a Lender, and certain other financial institutions; and (2) the Assignment and Acceptance dated as of ____________, 20__ ("Assignment Agreement"), between __________________ ("Assignor") and ____________________ ("Assignee").  Terms are used herein as defined in the Loan Agreement.

Assignor hereby notifies Borrowers and Agent of Assignor's intent to assign to Assignee pursuant to the Assignment Agreement (a) a principal amount of $________ of Assignor's outstanding U.S. Revolver Loans and $___________ of Assignor's participations in LC Obligations, (b) the amount of $__________ of Assignor's Borrower Group Commitment to U.S. Borrowers (which represents ____% of the total Borrower Group Commitments to U.S. Borrowers), (c) a principal amount of Cdn $________ of Assignor's outstanding Canadian Revolver Loans denominated in Canadian Dollars, (d) a principal amount of $________ of Assignor's outstanding Canadian Revolver Loans denominated in U.S. Dollars, and (e) the amount of the [Canadian Dollar Equivalent] of $__________ of Assignor's Borrower Group Commitment to Canadian Borrower (which represents ____% of the total Borrower Group Commitments to Canadian Borrower) (the foregoing items being, collectively, the "Assigned Interest"), together with an interest in the Loan Documents corresponding to the Assigned Interest.  This Agreement shall be effective as of the date ("Effective Date") indicated below, provided this Assignment Notice is executed by Assignor, Assignee,  Agent and Borrower Agent, if applicable.  Pursuant to the Assignment Agreement, Assignee has expressly assumed all of Assignor's obligations under the Loan Agreement to the extent of the Assigned Interest, as of the Effective Date.

For purposes of the Loan Agreement, (a) Agent shall deem Assignor's Borrower Group Commitment to U.S. Borrowers to be reduced by $_________, and Assignee's Borrower Group Commitment to U.S. Borrowers to be increased by $_________ and (b) Agent shall deem Assignor's Borrower Group Commitment to Canadian Borrower to be reduced by the [Canadian Dollar Equivalent] of $_________, and Assignee's Borrower Group Commitment to Canadian Borrower to be increased by the [Canadian Dollar Equivalent] of $_________.

The address of Assignee to which notices and information are to be sent under the terms of the Loan Agreement is:

________________________

________________________

________________________

________________________

The address of Assignee to which payments are to be sent under the terms of the Loan Agreement is shown in the Assignment and Acceptance.

This Notice is being delivered to Borrowers and Agent pursuant to Section 13.3 of the Loan Agreement.  Please acknowledge your acceptance of this Notice by executing and returning to Assignee and Assignor a copy of this Notice.

IN WITNESS WHEREOF, this Assignment Notice is executed as of _____________.

_____________________________________

("Assignee")

By___________________________________

     Title:

_____________________________________

("Assignor")

By___________________________________

     Title:

ACKNOWLEDGED AND AGREED,

AS OF THE DATE SET FORTH ABOVE:

BORROWER AGENT:*

_________________________________

By_______________________________

     Title:

* No signature required if Assignee is a Lender, U.S.-based Affiliate of a Lender or Approved Fund, or if an Event of Default exists.

BANK OF AMERICA, N.A.,

as Agent

By_______________________________

     Title:

ORLDOCS 11159010 1

310454.7

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